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07020358

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Indian Petrochemicals Corp. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 18 2007

THOMSON FINANCIAL

FILE NO. 82- 03958

FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dep

DAT : 1/17/06

Document No 10(c)

82-03958

AR/S 3-31-06

ANNUAL REPORT 2005-2006



ENGINEERED FOR GROWTH



Indian Petrochemicals Corporation Limited



Dhirubhai H. Ambani
Founder Chairman
Reliance Industries Limited, India
December 28, 1932 - July 6, 2002

Letter to Shareholders



Mukesh D. Ambani
Chairman

Dear Shareowners,

It gives me great pleasure to once again communicate with you about the path breaking performance of Indian Petrochemicals Corporation Limited (IPCL). The year 2005-06 was another eventful year in many ways. Turnover grew by 32% to Rs. 12,362 crore (US$ 2,771 million) as compared to Rs. 9,386 crore in the previous year; Net profit grew by 48% to Rs. 1,164 crore (US$ 261 million) as compared to Rs. 786 crore in the previous year.

The world is witnessing a powerful movement towards greater balance in the midst of an unprecedented surge of prosperity. Continued economic growth has to contend with anxieties on account of rising oil prices and geo-political uncertainty. In this environment your Company continues to march forward with unabated self-confidence.

We look to the future with optimism because the centre of economic growth is shifting to Asia. Demand and rapid capacity creation in virtually every aspect of the economy characterizes the Asian growth story. The world is increasingly focusing on the economic prowess of the two most populous nations – India and China. The spotlight in the coming years will be on the growth paradigms of these two giants. It is a historic opportunity to correct disparities across the continents, to rebalance the world and take it towards a more equitable paradigm of growth and consumption in various parts of our planet.

India's economy, poised to continue to grow at almost 8% is a major factor in realizing this vision. We believe that this growth rate is sustainable. In fact, there is potential for achieving even higher growth rates. The robustness of the Indian economy is reflected through its vibrant capital markets and its increasing FDI inflows.

The successful merger of 6 polyester companies with IPCL provides a new platform of growth allowing it to further integrate the value chain in its existing business and to create superior and sustainable shareholder value.

The above merger has allowed IPCL to integrate its inorganic pursuits on one platform so that all these companies can further add tremendous value for its customers and wealth for its stakeholders.

IPCL was acquired by Reliance in 2002. Since then its turnover has increased by 123% and its profit after tax has increased by 987%. As on March 31, 2006 the market capitalization of IPCL stood at Rs.7,538 crore (US$ 1,690 million) as against Rs.2,073 crore as on March 31, 2002 witnessing a rapid growth of 263% in just 4 years and adding over US$ 1 billion to shareholders' wealth.

We at IPCL are continuously driven by the desire to excel our past performance and expand our horizons. India's confident march towards emergence as a global economic power has further reinforced our strong belief in the inherent strengths of the Indian economy. Faith in the future of the country remains a source of tremendous inspiration for us.

I am sure IPCL will achieve a higher orbit in the coming years. My faith stems from our people who have demonstrated their undeterred commitment in taking the Company to greater heights.

IPCL has moved from a stage of turnaround to consolidation and is now firmly poised on the growth path. With a net worth in excess of US$ 1 billion and a debt equity ratio of just 0.33, along with robust cash flows from operations, I believe that your Company can pursue big opportunities for growth both organic and inorganic in India and globally. In this phase, I believe we are ***engineered for growth.***

I have continued to enjoy steadfast support from the Board of Directors of IPCL. I would like to take this opportunity to express my gratitude to the Board, customers, suppliers, bankers, employees and our shareholders for their unceasing confidence and support.

With best wishes,
Sincerely,



Mukesh D. Ambani
Chairman

Contents

Highlights – 2005-06

TURNOVER

Rs. 12,362 crore (US$ 2,771 million)

CASH PROFIT

Rs. 1,727 crore (US$ 387 million)

NET PROFIT

Rs. 1,164 crore (US$ 261 million)

TOTAL ASSETS

Rs. 10,547 crore (US$ 2,364 million)

EARNINGS PER SHARE (EPS)

Rs. 40.29 (US$ 0.90)

Company Information

Board of Directors

Mukesh D. Ambani
Chairman

Nikhil R. Meswani

Anand J. Jain

Kamal P. Nanavaty

Rajendra S. Lodha

Shailesh V. Haribhakti

Lalit Bhasin

Sandeep H. Junnarkar

Shiv Kumar Bhardwaj

Sandesh K. Anand
Whole-time Director

Chief Financial Officer
G. V. Ramani

Company Secretary
Shashikala Rao

Auditors
Messrs Deloitte Haskins & Sells
Messrs Chaturvedi & Shah

Bankers
ABN AMRO Bank
Bank of America
Bank of Baroda
Bank of India
Citibank N.A.
HDFC Bank Limited
ICICI Bank Limited
Standard Chartered Bank
State Bank of India
State Bank of Saurashtra

Registered Office

P. O. Petrochemicals
Vadodara 391 346, Gujarat, India
Tel:(0265) 6696000/7000
Fax: (0265) 6693834
Email: InvestorRelations.Corpo@ipcl.co.in
Internet: http://www.ipcl.co.in

Manufacturing Facilities at

Allahabad

A/10-A/27, UPSIDC Industrial Area,
Kailash Nagar, Karchana, P. O. T.S.L.,
Dist. Allahabad - 211 010
Uttar Pradesh

Barabanki

Dewa Road, Somaiya Nagar,
Barabanki - 225 123

Baulpur

Baulpur, District Dhenkanal
Orissa - 759 031

Gandhar

P. O. Dahej, Bharuch - 392 130,
Gujarat

Hoshiarpur

Dharmshala Road, V.P.O. Chohal,
District Hoshiarpur,
Punjab - 146 014

Nagothane

P. O. Petrochemicals Township,
Nagothane
Raigad - 402 125, Maharashtra

Nagpur

Village Dahali
Mouda Ramtek Road,
Tehsil Mouda - 441104
District Nagpur, Maharashtra

Silvassa

342, Kharadpada,
Near Silvassa
Union Territory of Dadra &
Nagar Haveli - 396 235

Vadodara

P. O. Petrochemicals
Vadodara - 391 346, Gujarat

Board Committees

Audit Committee

Rajendra S. Lodha (Chairman)
Shailesh V. Haribhakti
Sandeep H. Junnarkar

Shareholders' / Investors' Grievance Committee

Nikhil R. Meswani (Chairman)
Anand J. Jain
Kamal P. Nanavaty
Sandesh K. Anand

Remuneration Committee

Lalit Bhasin (Chairman)
Rajendra S. Lodha
Kamal P. Nanavaty

Corporate Governance Committee

Shailesh V. Haribhakti (Chairman)
Sandeep H. Junnarkar
Lalit Bhasin

Finance Committee

Nikhil R. Meswani (Chairman)
Anand J. Jain
Kamal P. Nanavaty
Sandesh K. Anand

Special Purpose Committee

Rajendra S. Lodha (Chairman)
Shailesh V. Haribhakti
Anand J. Jain
Sandeep H. Junnarkar

Registrars & Transfer Agents

Karvy Computershare Private Limited
46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad 500 034, India
Tel: +91 40 2332 0666, 2332 0711
2332 3031, 2332 3037
Fax: +91 40 2332 3058
Email: mailmanager@karvy.com
Internet: http://www.karvy.com

Financial Highlights - 10 years at a Glance

(Rs. in crore)

	2005-06 $Mn	2005-06	04-05	03-04	02-03	01-02	00-01	99-00	98-99	97-98	96-97
Turnover	2,771	12,362	9,386	9,019	5,797	5,527	5,818	4,920	3,850	3,692	3,430
Total Income	2,831	12,629	9,518	9,120	5,902	5,691	5,986	5,032	3,929	3,804	3,507
Earnings Before Depreciation, Interest and Tax	487	2171	1,756	1,251	1,143	868	1,180	906	572	758	945
Depreciation	126	561	506	472	454	424	415	319	270	237	152
Profit After Tax	261	1,164	786	274	204	107	249	189	29	244	510
Equity Dividend %		55	45	25	22.5	20	30	20	10	40	40
Dividend Payout	31	137	112	62	56	50	75	50	25	100	100
Equity Share Capital	65	288	249	249	249	249	249	249	249	249	249
Reserves and Surplus	1,049	4,682	2,672	2,023	2,036	2,578	2,946	2,784	2,781	2,779	2,644
Net Worth	1,114	4,970	2,921	2,272	2,263	2,792	3,138	2,961	2,963	2,959	2,822
Gross Fixed Assets	2,511	11,202	9,786	9,647	9,638	8,909	8,757	8,583	6,055	5,570	5,275
Net Fixed Assets	1,314	5,861	5,005	5,386	6,061	5,783	6,058	6,298	4,080	3,867	3,810
Total Assets	2,364	10,547	7,675	7,222	8,054	8,218	8,786	9,221	8,951	8,829	7,310
Market Capitalisation	1,690	7,538	4,021	4,510	2,080	2,073	1,342	1,507	2,743	1,726	3,474
No. of Employees		14,274	11,088	11,294	13,306	13,740	13,731	13,854	13,904	13,319	13,013

Key Indicators

	2005-06 $	2005-06	04-05	03-04	02-03	01-02	00-01	99-00	98-99	97-98	96-97
Earnings Per Share - Rs.	0.90	40.29	31.83	11.02	8.23	4.33	10.03	7.62	1.18	9.82	20.30
Turnover per Share - Rs.	9.64	430.28	378.11	363.34	233.55	222.65	234.38	198.20	155.10	148.72	136.47
Book Value per Share - Rs.	3.88	172.99	117.68	91.53	91.19	112.50	126.43	119.29	119.37	119.22	112.31
Debt - Equity Ratio	0.33	0.33	0.43	1.19	1.70	1.49	1.34	1.57	1.54	1.43	1.14
Net Profit Margin %	9.41	9.41	8.37	3.03	3.52	1.94	4.28	3.84	0.76	6.60	14.88
RONW %	23.42	23.42	26.90	12.04	9.02	3.85	7.93	6.39	0.99	8.23	18.08

1 US$ = Rs. 44.615 (Exchange rate as on 31.03.2006)

Consistent and Robust Growth


Turnover (Rs crore)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
5,527
5,797
9,019
9,386
12,362
2001-02
2002-03
2003-04
2004-05
2005-06


Net Profit (Rs crore)
1,400
1,200
1,000
800
600
400
200
0
107
204
274
786
1,164
2001-02
2002-03
2003-04
2004-05
2005-06


Net Worth (Rs crore)
6,000
5,000
4,000
3,000
2,000
1,000
0
2,792
2,263
2,272
2,921
4,970
2001-02
2002-03
2003-04
2004-05
2005-06


Market Capitalisation (Rs crore)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,073
2,080
4,510
4,021
7,538
2001-02
2002-03
2003-04
2004-05
2005-06


Earnings per Share (Rs)
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
4.33
8.23
11.02
31.83
40.29
2001-02
2002-03
2003-04
2004-05
2005-06


Book Value Per Share (Rs)
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
112.50
91.19
91.53
117.68
172.99
2001-02
2002-03
2003-04
2004-05
2005-06

Notice

Notice is hereby given that the Thirty-seventh Annual General Meeting of the members of Indian Petrochemicals Corporation Limited will be held on Saturday, December 2, 2006 at 2.00 p.m. at the Company's R & D Auditorium, P. O. Petrochemicals, Vadodara 391 346, Gujarat to transact the following businesses:

Ordinary Business:

1. To consider and adopt the audited Balance Sheet as at March 31, 2006, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. To appoint Directors in place of those retiring by rotation.

3. To appoint Auditors and to fix their remuneration and in this regard to consider and, if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants, be and are hereby appointed as Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company on such remuneration as shall be fixed by the Board of Directors."

Special Business:

4. To consider and, if thought fit to pass, with or without modification(s) the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT in accordance with the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, or any statutory modification(s) or re-enactment thereof, Shri Shiv Kumar Bhardwaj, who was appointed as an Additional Director of the Company pursuant to the provisions of Section 260 of the Companies Act, 1956, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

5. To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution:**

   "RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956, the regulations contained in the printed document placed at the meeting be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all the existing articles thereof."

By Order of the Board of Directors

Shashikala Rao
Company Secretary

Mumbai,
October 17, 2006.

Registered Office:
P. O. Petrochemicals
Vadodara - 391 346, Gujarat, India

Notes:

1. **A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on a poll instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty-eight hours before the commencement of the Meeting.**

2. An Explanatory Statement pursuant to Section 173 (2) of the Companies Act, 1956, relating to the Special Business to be transacted at the Meeting is annexed hereto.

3. Corporate Members intending to send their authorized representative(s) to attend the Annual General Meeting are advised to send a certified copy of the Board Resolution authorising their representative(s) to attend and vote on their behalf at the Meeting.

4. Shri Mukesh D. Ambani, Shri Nikhil R. Meswani and Shri Anand J. Jain, Directors of the Company, retire by rotation at the ensuing Annual General Meeting and being eligible, offer themselves for re-appointment. Brief resume of these Directors, nature of their expertise in specific functional areas and names of companies in which they hold directorships and memberships/chairmanships of Board Committees, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report. The Board of Directors of the Company commends their respective re-appointments.

5. Members are requested to bring their Attendance Slip along with their copy of Annual Report to the Meeting.

6. In case of Joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.

7. Members, who hold shares in dematerialised form, are requested to write their Client ID and DP ID and those who hold shares in physical form are requested to write their Folio Number in the Attendance Slip for attending the Meeting.

8. The Company has notified closure of Register of Members and Share Transfer Books from Monday, November 27, 2006 to Saturday, December 2, 2006 (both days inclusive) for the purposes of the Annual General Meeting of the Company.

9. Non-resident Indian shareholders are requested to inform Karvy Computershare Private Limited immediately of:

   (a) The change in the residential status on return to India for permanent settlement;

   (b) The particulars of Bank Account maintained in India with complete name and address of the Bank, if not furnished earlier.

10. Members who hold shares in physical form in multiple accounts in identical names or joint accounts in the same order of names are requested to send the share certificates to the Company's Registrars and Transfer Agents, Karvy Computershare Private Limited for consolidation into a single account.

11. **Members are advised to refer to the Shareholders' Referencer provided in the Annual Report for various information.**

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956

Item No. 4

Pursuant to the provisions of Section 260 of the Companies Act, 1956 and the Articles of Association of the Company, the Board of Directors of the Company (the Board) has appointed, Shri Shiv Kumar Bhardwaj, as an Additional Director of the Company with effect from January 19, 2006.

Shri Bhardwaj would hold office up to the date of this Annual General Meeting. The Company has received a notice in writing from a member, alongwith a deposit of Rs. 500/- (Rupees five hundred only), proposing the candidature of Shri Shiv Kumar Bhardwaj for the office of Director of the Company, under Section 257 of the Companies Act, 1956.

A brief resume of Shri Bhardwaj, nature of his expertise in specific functional areas and names of companies in which he holds directorships and memberships/chairmanships of Board Committees, as stipulated under Clause 49 of Listing Agreement with the Stock Exchanges in India, are provided in Report on Corporate Governance forming part of the Annual Report.

The Board commends the resolution set out at Item No. 4 of the Notice for your approval.

Save and except Shri Shiv Kumar Bhardwaj, none of the other Directors of the Company is, in any way, concerned or interested in the resolution.

Item No. 5

The Articles of Association of the Company were amended in September 2002 so as to include the provisions of Shareholders' Agreement dated June 4, 2002, when Government of India disinvested its 26 % holding in the Company in favour of Reliance Petroinvestments Limited. Consequent to the further disinvestment of the equity shares of the Company by the Government of India and completion of 3 years of the first disinvestment, the said Shareholders' Agreement has ceased to be effective with effect from June 4, 2005.

It is now proposed to adopt a fresh set of regulations deleting the provisions which emanated from the Shareholders' Agreement and to render the Articles of Association more elaborate and uniform with that of companies in the RIL Group.

In terms of Section 31 of the Companies Act, 1956 Alteration of Articles of Association of the Company requires approval of the Members by way of a Special Resolution.

The proposed fresh set of regulations in the Articles of Association is available for inspection to any member at the registered office of the Company between 11.00 a.m. and 1.00 p.m. on all days (excluding holidays).

None of the Directors of the Company is, in any way, concerned or interested in the resolution.

The Board of Directors of the Company commends the Special Resolution as set out in the Notice for approval.

By Order of the Board of Directors

Shashikala Rao
Company Secretary

Mumbai
October 17, 2006

Registered Office:
P. O. Petrochemicals
Vadodara - 391 346, Gujarat, India

Management's Discussion and Analysis Report

Forward – Looking Statements

This report contains forward-looking statements, which may be identified by their use of words like 'plans', 'expects', 'will', 'anticipates', 'believes', 'intends', 'projects', estimates', or other words of similar meaning. All statements that address expectations or projections about the future, including but not limited to statements about the company's strategy for growth, product development, market position, expenditures and financial results are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. The Company cannot guarantee that these assumptions and expectations are accurate or will be realized.

The Company's actual results, performance or achievements could thus differ materially from those projected in any such forward-looking statements. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent developments, information or events.

Overall Review

Significantly improved business performance in conducive economic conditions partially offset by the increased prices of raw materials.

In 2005-06, raw material prices for petrochemical products increased significantly led by higher crude oil and natural gas prices. However, strong economic conditions led to a robust growth in the downstream industries allowing petrochemical manufacturers to pass on a majority of the impact of higher raw material costs on to its consumers. As a consequence, prices of most petrochemicals products increased as compared to the previous year. Under these conditions, operating rates of ethylene crackers continued to be high globally on account of sustained demand and lack of new capacities. Margins for petrochemical products were affected by higher natural gas, naphtha and propane prices.

IPCL is well positioned to benefit from the sustained cyclical upswing in order to deliver superior returns to its shareholders.

Amalgamation of six Polyester Companies resulting in forward integration of petrochemicals chain.

The following six polyester companies have been amalgamated with IPCL:

- Appollo Fibres Limited (AFL)
- Central India Polyesters Limited (CIPL)
- India Polyfibres Limited (IPL)
- Orissa Polyfibres Limited (OPL)
- Recron Synthetics Limited (RSL)
- Silvassa Industries Private Limited (SIPL)

The amalgamation was approved by the shareholders and creditors of all the six companies and IPCL. The Appointed Date of amalgamation is April 1, 2005.

The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Gujarat at Ahmedabad by its Order dated August 18, 2006. The said Order was filed with the Registrar of Companies, Gujarat at Ahmedabad on September 27, 2006 and has thus become effective.

The exchange ratio for the equity shares as set out in the Scheme was as under:

- Appollo Fibres Limited – 1:25
- Central India Polyesters Limited – 1:23
- India Polyfibres Limited – 1:28
- Orissa Polyfibres Limited – 1:28
- Recron Synthetics Limited – 1:34
- Silvassa Industries Private Limited – 1:38

The Company has issued 5,24,77,176 equity shares of Rs. 10/- each to the investors of the transferor companies in terms of and pursuant to the Scheme of Amalgamation. Post-amalgamation, IPCL's share capital has increased from 24.82 crore equity shares to 30.07 crore equity shares.

The Company has also allotted debentures aggregating Rs. 268.95 crore in terms of the Scheme to the secured creditors (including debenture holders and bond holders) of the Transferor Companies. The Company is in the process of creating security on these debentures and registering charge thereon.

Superior Financial and Operating Performance

The year 2005-06 was the fourth year of IPCL's operations under the Reliance management. The initiatives introduced to increase capacity utilization, improve integration, reduce operating costs, improve financial management and enhance overall productivity and efficiency have resulted in continuous improvement in financial and operating performance on a year on year basis.

During the year, IPCL's turnover increased to Rs. 12,362 crore which is 32% higher over the previous year, and increase by more than 2 times from Rs. 5,527 crore in Financial Year 2001-02. Net Profit increased to Rs. 1,164 crore which is 48 % higher over the previous year. The net profit has increased from Rs. 107 crore in 2001-02 to Rs. 1,164 crore in 2005-06, reflecting an increase of 11 times, after Reliance acquired management control in June 2002.

IPCL's manufacturing complexes at Vadodara and Nagothane achieved the same high level of production as in 2004-05 without any significant variation whereas the Gandhar Complex recorded an increase of 10% in production of major products. As a consequence, IPCL's total production for the year was at 5,772 KTA, including the production from the merged polyester facilities.

Financial Review

IPCL's Turnover for the year ended March 31, 2006 increased to Rs. 12,362 crore, as compared to Rs. 9,386 crore in the previous year, registering a significant growth of 32% over the previous year.

Turnover includes sale of traded products of Rs. 117 crore, compared to Rs. 68 crore in the previous year registering a growth of 72%.

Net turnover for the year, excluding excise duty recovered on sales and sale of traded products increased by 33% to Rs. 10,805 crore. The increase reflects the impact of an increase of 4% in product selling prices and 29% in sales volume thus showing a significant growth in demand and IPCL's market share.

Domestic sales of products manufactured by IPCL accounted for 85% of turnover excluding trading sales. Export of manufactured products grew marginally and was at Rs. 1,685 crore as compared to Rs. 1,638 crore in the previous year.

IPCL's operating margin (excluding other income) for the year was at 18.82%. During the year there was higher availability of natural gas from the Panna-Mukta and Tapti (PMT) gas fields from April 2005. This allowed IPCL the advantage of reducing its consumption of the hitherto higher cost propane. However the incremental availability of PMT gas was offset by increase in raw material prices on account of high crude oil prices, i.e. naphtha and propane. There was over 50% increase in price of natural gas, the major feedstock for IPCL's Gandhar complex, with effect from July 2005.

Other income for the year was Rs. 267 crore as compared to Rs. 132 crore for the previous year. Other income includes liability no longer required written back of Rs. 120 crore represents the liability in the earlier years under an agreement with GCPTCL as one of the promoters, no longer payable at the time of restructuring scheme agreed by all the concerned parties.

IPCL reduced its interest expenses during the year by 17% to Rs. 135 crore.

Depreciation for the year was higher by 11% at Rs. 561 crore, compared to Rs. 506 crore for the previous year on account of additional fixed assets resulting from the amalgamation.

Profit before tax increased by 55% to Rs. 1,594 crore from Rs. 1,026 crore in the previous year.

Cash profits increased to Rs. 1,727 crore, compared to Rs. 1,426 crore for the previous year, registering a growth of 21%.

Net profit for the year recorded an increase of 48% to Rs. 1,164 crore from Rs. 786 crore in the previous year.

Basic Earnings Per Share (EPS) was Rs. 40.29

An interim dividend of 55%, duly approved by the Board of Directors, has been paid to the shareholders, the record date for which was May 20, 2006. The dividend payout was Rs. 137 crore.

The outstanding debt including the lease liability is Rs. 1,661 crore. Most of the debt transferred on amalgamation is interest free.

IPCL contributed a total of Rs. 2,246 crore to the exchequer in the form of various taxes and duties.

Resources and Liquidity

IPCL's primary liquidity requirements are aimed at financing its working capital needs and capital expenditures. To fund these costs, IPCL has relied on a judicious mix of cash flows from operations and short-term and long-term borrowings.

IPCL meets its working capital requirements through commercial credit lines provided by various Indian and foreign banks. In addition IPCL raised short term debt in the form of fixed and floating rate loans in Indian Rupees and foreign currency non-resident loans.

IPCL's long-term debt is rated "AAA" by Crisil. The Company's long-term debt as on March 31, 2006 stood at Rs. 1,136 crore of which 42% represented foreign currency denominated debt. IPCL's gross debt equity ratio including long term and short-term debt was at 0.33 as on March 31, 2006.

Petrochemicals Business Review

IPCL's polymer business encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC).

Globally polymer plants operated at 88%, which is significantly higher when compared to historical averages. Global demand for Polymer products remained healthy with aggregate consumption of 165 MMT during 2005.

Global demand for PP reached 41 MMT registering a growth of 4% whereas the same for PE reached 64 MMT registering a growth of 5%. PVC also registered a steady growth of 3% in global demand with an aggregate demand of around 31 MMT during 2005.

In India, consumption of Polymers (PE, PP and PVC) reached 4.3 MMT registering an impressive 17% growth over 2004-05. Growth in domestic polymer consumption far exceeded consumption growth in China, which was at 8%.

IPCL's PP plants operated well above their rated capacities and during the year achieved a production of 274 KT.

Global prices of PP witnessed an increase of approximately 8% in 2005-06. Inspite of the price increase, domestic industry registered a healthy growth of 13% with a consumption level of 1.33 MMT.

IPCL's PE plants operated at 100% of the rated capacities and produced 598 KT of PE during the year.

In India, consumption of PE grew at an impressive 15% after a marginal growth of 1% during 2004-05. This growth was due to buoyancy in the economy and prices remaining steady at levels similar to 2004-05. Aggregate consumption of PE crossed the 1 MMT mark for the first time during the year.

During the year, IPCL produced 266 KT of PVC from both its sites viz, Gandhar & Vadodara, which was 8% higher than 2004-05.

Consumption of PVC achieved a 26% growth after having grown marginally in the previous year. PVC growth was led by demand for pipes and growth in the construction and infrastructure sectors in India.

During the year, PBR production was 67 KT which was higher by 3 KT compared to previous year. The ongoing growth in the automobile industry lead to the demand growth for PBR which grew at 8% and this trend is likely to continue in the coming years.

IPCL operates one naphtha-based Cracker at its complex at Vadodara and two gas-based Crackers, one each at Dahej and Nagothane.

During the year, production of cracker products viz. Ethylene was 946 KT, Propylene was 358 KT, Butadiene was 47 KT and Benzene was 51 KT.

IPCL chemical business consists of downstream products like Benzene Acrylonitrile, Acrylates, LAB and Caustic Soda.

The production of Benzene during the year 2005-06 was marginally lower at 51 KT against 53 KT during 2004-05. The lower production was due to feedstock characteristics.

During the year Caustic Soda production increased to 164 KT as compared to 159 KT in the previous year. Re-membraning and recoating of the electrolysers was completed in 2005-06 resulting in the stabilization of power consumption.

Caustic Soda supply was well balanced during 2005-06, supported by growing demand from all downstream sectors like alumina, paper and textiles. Indian producers increased capacity by 300 KT (15%) over 2004-05. Growth in consumption is expected at 9% given the better prospects of textile, dyes, paper and alumina sectors in the Indian context. With announced capacity additions being commissioned in 2006-07, supply will exceed demand by about 10%. The over-supply is likely to keep the Caustic Soda price under pressure.

Production of Acrylonitrile (ACN) during 2005-06 was at 33 KT against 39 KT during 2004-05. The shortfall was attributed to operational difficulties in the catalyst system, which has been partially resolved. The overall demand for Acrylonitrile in 2006-07 is projected at 4% per annum. The demand upsurge in ABS and agro-chemical sectors offset fall in demand in Acrylic Fibre industry. The decline in Acrylic Fibre industry is mainly due to inter-fibre competition. The Company continues to maintain its excellence in handling hazardous products like Acrylonitrile and its byproducts.

Better feedstock management through imports resulted in a 26% increase in the production of LAB. Overall sales volume increased by 14% and exports increased by 114% during the year.

In India, demand for LAB witnessed a growth of 5% during the year. On the supply side, new capacities of 150 KTA were commissioned in Iran and Qatar during the year turning the Middle East region into a surplus zone. IPCL is gearing up to meet the challenges of the competitive market by offering superior service standards and through innovative marketing initiatives.

Full effect of debottle-necking of Mono Ethylene Glycol (MEG) capacity at Gandhar carried out in later part of 2004-05 was realised during the year. Operating rate of the MEG plant at Gandhar complex has improved from 125% to 157% and production increased by 12% to 270 KT. Exports of MEG increased to 144 KT, an increase of 46%. Supply position in the international market continues to remain tight on account of delay in start up of new capacities. Consumption in domestic market is expected to increase as a result of new capacity additions in polyester manufacturing.

The amalgamation of the six polyester companies has resulted in IPCL's entry in to this category. The consolidated production of all the six units during 2005-06 was 392 KT, which is 91% of the installed capacity. In 2005, the increase in global polyester production was 3 MMT, which has taken the overall world polyester production to 41 MMT, a growth of 8%. The major growth impetus came from China and India. China and India are now the global hubs for production of polyester fibre and yarn contributing over 65% of the global capacity. The low per capita consumption in India offers strong growth potential in this sector in the years to come.

Opportunities

Improving global economies and the high GDP growth rate projected for India augurs well for growth in consumption of petrochemical products. Despite sustained efforts by domestic petrochemical manufacturers, India's consumption of polymer products still remains very low on a per capita basis. This reflects significant potential for continued demand growth in future. Future demand will be driven by substitution of alternate materials and new product applications.

Global addition of new capacities is envisaged to be relatively low in the next two years. As consumption grows, operating rates and margins for petrochemical units are expected to remain robust in Asia. India will also derive benefits of any potential improvement in margins as domestic prices are linked to international prices.

WTO's removal of quota restriction in textiles is resulting in the widening of global markets thus making textile exports from India more competitive. Reduction in the local duty structure from 16% to 8% is poised to make the polyester fibres business more competitive, thereby increasing per capita consumption.

IPCL, with its global scale and integration of operations and extensive marketing and distribution network is well positioned to benefit from the growing domestic market for petrochemical products.

Challenges

In the liberalized economic environment, IPCL faces challenge from domestic and international competitors in the market place. However, it is expected that the improved business strategies and globally competitive cost positions will enable IPCL to maintain the operating margins and successfully compete in the market.

Outlook

The petrochemical business, is global in nature. The outlook for margins and profitability thus depends in large measure upon the overall global economic outlook, the global demand-supply scenario and trends in feedstock and product prices.

In the coming year, general improvement in global economies will lead to sustained demand growth. It is projected that incremental demand of polymers will outstrip incremental supply, which will lead to higher capacity utilization rates. Domestic producers will benefit from improvement in petrochemical margins globally.

The timely reduction of import duty on naphtha (for manufacture of polymers) from 5% to zero for 2006-07 will benefit the domestic petrochemical industry.

Risks and Concerns

The Company derives over 85% of its revenues from the domestic market and is potentially exposed to risks of a significant impact on the Indian economy. A significant slow down in the demand in the global markets affects the demand supply dynamics and prices for petrochemical products.

Unfavourable trends in import tariffs on key raw materials and products may adversely impact the cost structure and/or selling prices of products in the domestic markets, thereby potentially affecting margins. However, the impact of further import tariff reductions on IPCL's products is not likely to be material as import tariffs on major products have already been significantly reduced compared to historic levels.

The reduction in cotton yarn duties and higher cotton availability could act as a limiting factor to the Indian PFY market scenario. As a result of the above, the PFY prices could continue to be subdued. Due to high competition coming from texturisers, who have integrated backward, the overall competition in the market could increase. The Polyester units recently amalgamated in to IPCL are well poised to meet market challenges by better feedstock integration and product management.

Natural Gas forms a major component of IPCL's raw material and fuel cost. Any increase in natural gas price and / or decrease in natural gas quantities supplied to IPCL may affect the Company's margins. The Company is exploring all possible avenues to increase the availability of gas feedstock and further reduce its dependence on raw materials like propane.

The Company continues to follow a suitable strategy to modify its risk profile by eliminating and significantly de-risking its business model.

Adequacy of Internal Controls

IPCL has adequate systems of internal controls to ensure that all assets are safeguarded and protected against loss from unauthorized use or disposition and that all transactions are authorized, recorded and reported correctly. The internal control systems are supplemented by internal audits and reviews by the management. The internal control systems are designed to ensure that the financial and other records are reliable while preparing financial statements and for maintaining the accountability of assets. The use of SAP financial and business management systems, which provide a high level of system based checks and controls, have helped in improving efficiency and effectiveness of the Company's internal control systems. The Company has an independent internal audit system, covering on a continuous basis, the entire gamut of operations and services spanning all locations, business and functions. In addition to the in-house internal audit team, IPCL has also appointed a team of external professional firms for internal audit of all the operations on a continuous basis. The internal audit functions include evaluation of all financial, operating and information technology system controls. The internal audit findings and recommendations are reviewed by the top management and the Audit Committee of the Board.

Energy Conservation

Highest priority is accorded by IPCL for conservation of the scarce energy resources. Scarce and expensive energy resources are utilised in the most efficient manner in all its units. The Company continues to provide greater importance for utilisation of renewable energy resources like Wind Energy and Solar Energy. Accordingly wind mills and solar heaters have been installed at the various units at IPCL.

Several productivity improvement measures have been given a major focus and thrust. These have resulted in reduction of energy consumption and have been well recognised. During the year, the Vadodara complex was awarded the Runner-up National Award for Excellence in Energy Management by CII, Award for Excellence in Natural Gas Conservation in Petrochemical Sector by Gas Authority of India and the Gandhar complex was awarded the National Energy Conservation Award by Ministry of Power (Government of India).

The operation of the Captive Power Plants at Vadodara, Nagothane and Gandhar locations are benchmarked on a monthly basis with a view to make continuous improvements in the efficiency.

The polyester units have also undertaken various energy conservation measures, which have resulted in better utilisation of energy resources.

The combined energy index of IPCL's Vadodara, Nagothane and Gandhar complexes, which measures energy consumed per unit of production decreased by 2% due to improvement in fuel efficiency. The overall energy index of IPCL for the year 2005-06 was 3.27 mmKcal/MT.

Research and Development

IPCL's R&D has continued to focus on the development of advanced technologies in strategic business areas and niche products through innovative approach. Sharpening the competitiveness to further advance in market leadership and strengthening intellectual property & knowledge base.

New grade of BOPP for higher strength, pipe grade HDPE, formulations with EVA for semicon & halogen free flame retardant (HFFR) applications, PE-PA blends with excellent barrier properties and specialty acrylic fibre are some of the new products developed during the year. R&D is making efforts to develop degradable polyolefin's and materials through renewable resources.

A major breakthrough in catalyst technology was achieved by commercializing **RELOX catalyst** and process for nitrogen purification. This development has enabled the Company to meet the in-house requirements and opened up export potential for this valuable catalyst.

A new generation of **Butene-1 catalyst** has been successfully introduced at Nagothane complex with enhanced productivity.

The modern Catalysts Manufacturing Facility at Nagothane is geared up for the introduction of several new petrochemical catalysts.

Catalyst and Process for hydrogenation of C5 Olefinic stream from naphtha cracker and subsequent blending of hydrogenated stream with the feed naphtha for cracking has improved the quantity as well as availability of ethylene and propylene. Adsorbent-based process for the removal of CO_2 from ethylene stream in LDPE plant at Nagothane has been successfully demonstrated at a pilot level.

The Polyester units have focused on production of specialty grades for value addition besides improving the efficiency of existing operations through in-house R&D efforts.

IPCL has obtained several Indian and International Patents and has won the National Award for the (1) DSIR National Award for in-house R&D Effort in Industry (Chemicals & Allied Industries) for development of Zeolite based super selective catalyst and process for manufacture of Para-diethyl Benzene and (2) Golden Peacock Award for Innovative Technology Development for PDEB process by the Institute of Directors, New Delhi.

Quality

IPCL's focus on quality and service are reflected in the Company's ability to export a wide range of its products to various countries even in the present competitive market environment.

The Company continues to maintain ISO-9001-2000 certification for all its businesses and services at Vadodara and Nagothane locations. An Integrated Management System (IMS) consisting of ISO-9001-2000, ISO-14001-2004 and OHSAS-18001-1999 is in place at Nagothane. ISO-14001-2004 certification is being maintained at Vadodara and IMS implementation is in the final stage at Gandhar and Vadodara locations. The Polyester units have also maintained ISO-9001-2000 and ISO-14001-2004 certification.

IPCL has also initiated six sigma at all its manufacturing locations and associated services. This is helping it to achieve intangible benefits like operational excellence, reliability, employee satisfaction, both internal and external customer satisfaction. etc. Awareness programmes are regularly organized for the benefit of employees.

The Company's analytical laboratories follow the most advanced trends in analytical area and provide reliable services to meet the customer needs. The On-line Web enabled Laboratory Information Management System (LIMS) developed in-house is being utilised in all the manufacturing locations as part of excellent quality management system in order to ensure quality service standards that meet customer expectations.

Health

Provision of adequate and modern medical services to all its employees continue to get high priority in the Company. IPCL has occupational health centres and family welfare centres at all manufacturing locations of the Company to cater to the health care needs of the employees and their families. Periodical Medication Examination (PME) of the employees is mandatory and has achieved almost 100% compliance at all the manufacturing locations. Regular health awareness, chemical hazards and occupational health hazards lectures are organised for the benefit of the employees.

Change Agents for Safety, Health and Environment (CASHE) programme is in place to improve the workplace environment at all the manufacturing locations. Various CASHE projects have been implemented in all the locations.

Safety

Safety continues to be the priority area at IPCL. The Company has implemented numerous proactive measures to enhance the safety performance. Regular refresher training in safety, environment, fire fighting and first aid is imparted to all its employees and contract labourers.

Dupont was engaged for consulting & implementation assistance for priority recommendations to strengthen the existing safety management system & practices at IPCL's Vadodara, Gandhar and Nagothane sites as part of the journey for Safety Excellence and these recommendations are being implemented on priority.

Various innovative Personal Protective Equipments (PPEs) like bamboo hats, cut resistant gloves, powered air purified respirator, nomex ware(shock resistant clothing) for electrical applications, cooling vest for furnace operators were introduced at Nagothane in order to enhance the safety of employees and similar innovative practices will be introduced at other locations.

These efforts have resulted in improved safety performance of the Company and Nagothane and Gandhar locations have achieved an accident free period of 390 days and 185 days respectively as on March 31, 2006. IPCL's Vadodara Complex was bestowed with the Runner-up Award for Best House Keeping by the Vadodara Productivity Council. During the floods in July 2005, the safety precautions taken by IPCL enabled the avoidance of substantial loss of assets and properties at Vadodara Complex.

Safety Benchmarking is done on a monthly basis with all the manufacturing locations of the Company for safety enhancement and excellence. The following programmes are pursued at all the manufacturing locations for enhancing safety at the workplace:

- Comprehensive internal and external auditing system involving national and international safety councils and external auditing organizations.
- Safety induction training to all contractors' workers at the sites.
- Frequent emergency mock drills.
- Safety quiz competitions and safety week celebrations to create safety awareness among employees.
- Well-defined team-safety performance appraisal targets.
- Monthly inter-site safety benchmarking.
- Various national level conferences/ training programmes/seminars attended by the employees to keep themselves updated with the latest development in the field of health, safety and environment.
- Leak detection and Repair Programme (LDAR) for fugitive emissions.
- Risk assessment concept with all work permits.
- Personal Protective Equipment (PPE) compliance at work places.
- Periodic awareness programmes conducted in the nearby villages/places to explain the precautions to be taken in case of any emergency arising out of complex.
- Change Agent for Safety, Health and Environment (CASHE) projects to prevent occupational health incidences.

Environment

In pursuit of its mission for environmental excellence, IPCL continues to pay full attention for improvement of ecology and environment. It believes in the concept of "Sustainable Development" and is conscious of its responsibility towards creating, maintaining and ensuring a safe and clean environment. IPCL ensures that all the effluents meet the safety specifications laid down by the statutory authorities. Strict adherence to all the regulatory requirements and guidelines is maintained at all times. An effective Environmental Management System is in place at all its manufacturing locations. IPCL has also implemented a novel environmental rating (Green Card) system for all the plants at Vadodara and Gandhar locations to integrate manufacturing with environment. ISO-14001-2004 certification is also in place at all the manufacturing locations. IPCL plans to introduce Zero Garbage Scheme for solid waste disposal at all its units in line with that at Nagothane.

Clean Development Mechanism (CDM) projects to reduce the green gas emissions have been identified and recommended for implementation under the United Nations Framework Convention on Climate Change (UNFCCC). CDM in particular is expected to contribute to sustainable development, absolutely mitigate climate change and assist in compliance with emission reduction commitments.

Human Resource Development

IPCL recognizes its human resources as one of its prime & critical resources. This attained more focus & significance with increasing exposure to the knowledge based processes. The year 2005-06 was a landmark year from the point of view of further integration of human resource processes and systems.

IPCL's employee strength including that of the six polyester units as on March 31, 2006 was 14,274.

Employees with professional qualification were:

Qualification	No. of Employees
Ph.D	45
Engineers & Equivalent	1,391
MBAs & Equivalent	148
CA/ICWA/CS/IAAS/MFM/ SAS/LLB	130

Training & Development: IPCL continued its efforts towards development of its human resources in the areas of knowledge, skills, behavioural and managerial competencies. The Petrochemical Management Development Institute (PMDI) at Vadodara and Learning Centers at all its Complexes acted as facilitator in the process of training and development.

During the year about 4.5 lakh man-hours of training was imparted through large number of in-house programmes and external nominations. Training efforts included wide spectrum of activities ranging from Skill Development Schemes meant for converting unskilled labour to skilled labour, extended learning programmes for enhancement of qualifications, increasing linguistic literacy, high end strategic programmes such as training on six sigma and human behavior assessment skills.

Enterprise Resource Planning – SAP HR: Continued enhancements and additions of functionalities in various modules of SAP HR viz. Personnel Administration (PA)/ Organizational Management (OM), Payroll, Time Modules and Employees Self Service (ESS) portal etc marked completion of second full life cycle of its implementation. In these units, the human resources processes and systems are being geared up for business focus and competency driven performance to keep the units competitive in the business competitive environment.

Performance Management System (PMS): Key result area based performance scorecards of supervisory employees and payout based on site ranking introduced under new Performance Management System (PMS).

Competency Movement and Development Center: First phase of establishing competency mapping and development center completed. Training of human behaviour assessors is completed with total 34 assessors getting accredited across various grades. This will give fillip to the intended competency movement at IPCL.

Social Responsibility and Community Development

As a responsible corporate citizen, Corporate Social Responsibility is an integral part of organizational vision.

IPCL believes in continuous interaction with the people and communities in its milieu and with underprivileged section of society at large. The engagement aims at effecting qualitative changes to the life of the communities surrounding its manufacturing units.

Various activities undertaken by the Company in the area of education include providing note books, exercise books, school bags, uniforms, foot-wear to students of 18 schools from Tribal villages of Chotaudepur area of Vadodara. A water - tank was constructed at Primary School of Karodia Village.

Drishti painting competition was organized at all its Complexes of the Company. About 1,500 children participated.

As a part of women empowerment programme, women from Bajuva village were trained for 2 months with the help of Gram Technology Department, Gujarat Government for making various items made up of leather and synthetic clothes.

The Company's Nagothane Complex imparted training programmes such as 6-month entrepreneurship skills, training to women of nearby villages, driving skill to young villagers, computer application training to those belonging to tribal community.

The Gandhar Complex also carried out various community welfare activities like distribution of uniforms & other educational tools to rural children; hearing aids and tricycles to handicapped persons.

IPCL has promoted a unique industry neighborhood harmony experiment near Vadodara by forming Society for Village Development in petrochemicals area (SVADES). The Society is funded primarily by IPCL with contributions from other public and private companies located in the vicinity. The Society has undertaken several activities in the area of sanitation, school support, mahila and youth support programmes. A key area of work of SVADES is water management by construction of check dams and recharging of wells to improve the availability and quality of ground water in the area. Improving the school infrastructure, upgrading the skills of primary school teachers, promotion of youth and mahila clubs, annual Bal-Utsav programmes are some of the important area of work of SVADES.

The Company has engaged in continued promotion of intensive community health awareness programmes were initiated with particular reference to HIV and such diseases among truck drivers visiting the Company.

During the flood situation in July 2005, the Company helped the surrounding communities in restoring basic amenities. 50000 food packets and water pouches were distributed in 22 villages. Hexane powder spray was arranged to prevent epidemic in nearby villages.

Construction of a Yatri Shed in Triveni Pushpa for the benefit of pilgrims at Naini, donation of blankets to the earthquake victims in Kashmir, selection of Village Nari Mangowal situated at Punjab border for adoption to start the welfare scheme including medical camps in that village and adjoining eight villages were some of the initiatives taken.

Sports Development Council (SDC)

The Company has continued to promote and encourage various sports and games through its Sports Development Council (SDC). Coaching camps were held for table tennis, cricket, badminton, swimming, etc.

The school team of IPCL Nagothane won the Maharashtra State Swimming Competition. 14 students successfully completed 14 km Long Distance Sea Swimming expedition from Uran to Mumbai. 2 swimmers bagged silver medals at the national level. Inter-unit women cricket tournament and PSPB basketball tournaments were conducted.

Report on Corporate Governance

Good governance practices stem from the culture and mindset of the organisation and are based on the principles of transparency, intergrity, equity, openness, fairness and accountability. As shareholders across the globe evince keen interest in the practices and performance of companies, Corporate Governance has emerged on the centre stage of the way the corporate world functions.

Indian Petrochemicals Corporation Limited (IPCL) is committed to good governance practices that create long term sustainable shareholder value. Keeping in view the Company's size, complexity and corporate traditions, the IPCL Corporate Governance framework is based on the following main principles:

- Constitution of Board of Directors of appropriate composition, size, varied expertise and commitment to discharge their responsibilities and duties.
- Ensuring timely flow of information to the Board and its Committees to enable them discharge their functions effectively.
- Independent verification and safeguarding integrity of the Company's financial reporting system.
- A sound system of risk management and internal control.
- Timely and balanced disclosure of all material information concerning the Company to all stakeholders.
- Transparency and accountability.
- Compliance with applicable rules and regulations.
- Fair and equitable treatment of all its stakeholders including employees, customers, shareholders and investors.

For implementing the Corporate Governance practices, IPCL has well defined framework consisting of the following policies :

- IPCL's values and commitments policy
- IPCL's Code of Business Conduct and Ethics for Employees
- IPCL's business policies
- IPCL's policy for prohibition of insider trading
- A detailed programme of ethics management

These policies and their effective implementation underpin the commitment of the Company to uphold highest principles of Corporate Governance consistent with the Company's goal to enhance shareholder value.

The Board of Directors of the Company, has examined various Corporate Governance issues in detail and in the larger interests of transparency, accountability and shareholder value adopted the following policies for implementation:

- Code of Business Conduct and Ethics for Directors and Senior Management incorporating best practices in Corporate Governance.
- A comprehensive Corporate Governance Manual incorporating all policies and procedures for effective governance.
- Reporting templates to ensure adequate and timely information flow to the Audit Committee and the Board on the functioning of the Company.
- Some of the best Governance practices prevalent in companies of similar stature in India and abroad.

IPCL recognises that good Corporate Governance is a continuing exercise and reiterates its commitment to pursue highest standards of Corporate Governance in the overall interest of the stakeholders. The Company has taken proactive measures to periodically review and revise the corporate governance practices incorporating appropriate checks and balances at various levels of management.

In accordance with Clause 49 of the Listing Agreement with the Stock Exchanges in India and the best practices followed internationally on Corporate Governance, the details of governance systems and processes including compliance by the Company with the provisions of Clause 49 are as under:

1. Company's philosophy on Code of Governance

IPCL's philosophy on Corporate Governance envisages attainment of the highest levels of transparency, accountability and equity in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, lenders and the Government.

IPCL is committed to achieve and maintain the highest international standards of Corporate Governance.

IPCL believes that all its actions must serve the underlying goal of enhancing overall shareholder value on a sustained basis.

2. Board Composition and Particulars of Directors

Board Composition

The Company's policy is to maintain optimum combination of Executive and Non-Executive Directors. The Board consists of 10 Directors, out of which 5 are Independent Directors. The Board believes that its current composition is appropriate.

Current composition of the Board and category of Directors are as follows:

Category	Name of the Director
Promoter Directors (Non – Executive)	Shri Mukesh D. Ambani – Chairman
	Shri Nikhil R. Meswani
	Shri Anand J. Jain
	Shri Kamal P. Nanavaty
Executive Director	Shri Sandesh K. Anand – Whole-time Director
Independent Directors (Non – Executive)	Shri Rajendra S. Lodha
	Shri Lalit Bhasin
	Shri Shailesh V. Haribhakti
	Shri Sandeep H. Junnarkar
	Shri Shiv Kumar Bhardwaj*

*The Board has appointed Shri Shiv Kumar Bhardwaj as an Additional Director with effect from January 19, 2006.

Lead Independent Director

The Independent Directors of the Company have designated Shri Rajendra S. Lodha as the Lead Independent Director. The role of Lead Independent Director is as follows:

- To preside over meetings of Independent Directors.
- To ensure that there is adequate and timely flow of information to Independent Directors.
- To liase between the Chairman, the Management and the Independent Directors.
- To preside over meetings of the Board and Shareholders when the Chairman is not present and where he is an interested party.
- To perform such other duties as may be delegated to the Lead Independent Director by the Board/Independent Directors.

Directors' Profile

Brief resume of all the Directors, nature of their expertise in specific functional areas and names of companies in which they hold directorships and memberships/ chairmanships of Board Committees are provided below:

a. **Shri Mukesh D. Ambani,** age 49, is a Chemical Engineer from the University of Bombay and pursued MBA from Stanford University, USA. He is the son of Shri Dhirubhai H. Ambani, Founder Chairman of Reliance Industries Limited. Shri Ambani initiated Reliance's backward integration from textiles into polyester fibres and further into petrochemicals. In this process, he directed the creation of several new and large world-class manufacturing facilities involving diverse technologies that have raised Reliance's petrochemicals manufacturing capacities from less than a million tonnes to over thirteen million tonnes per year.

Shri Ambani directed and led the creation of the world's largest grassroot petroleum refinery at Jamnagar, India, with a present capacity of 660,000 barrels per day (33 million tonnes per year) integrated with petrochemicals, power generation and port and related infrastructure. Shri Ambani had set up the largest and most complex information and communications technology initiative in the world in the form of Reliance Infocomm Limited.

Shri Ambani is steering the group's initiatives in a world scale, offshore and onshore oil and gas exploration and production program, creation of a pan-India petroleum retail network and setting up of a new export-oriented refinery through Reliance Petroleum Limited with a capacity of approximately 580,000 barrels per stream day integrated with a 0.9 MMTPA polypropylene plant.

Shri Ambani's achievements include

- Conferred Business Leader of the Year Award for 2006 by Economic Times, October 2006.
- Ranked 42nd among the 'World's Most Respected Business Leaders' and second among the four Indian CEOs featured in a survey conducted by Pricewaterhouse Coopers and published in Financial Times, London, November 2004.
- Conferred the World Communication Award for the 'Most Influential Person in Telecommunications in 2004' by Total Telecom, October, 2004.
- Chosen 'Telecom Man of the Year 2004' by Voice and Data magazine, September, 2004.
- Ranked 13th in Asia's Power 25 list of 'The Most Powerful People in Business' published by Fortune magazine, August, 2004.
- Conferred the 'Asia Society Leadership Award' by the Asia Society, Washington D.C., USA, May, 2004.
- Ranked No.1 for the second consecutive year, in The Power List 2004 published by India Today, March, 2004.

Shri Mukesh D. Ambani is the Chairman and Managing Director of Reliance Industries Limited and Chairman of Reliance Petroleum Limited and Reliance Retail Limited. He is member of the Shareholders'/Investors' Grievance Committee of Reliance Industries Limited.

Shri Ambani does not hold any shares in the Company.

b. **Shri Nikhil R. Meswani,** age 40, is a Chemical Engineer from University Department for Chemical Technology (UDCT) and is the son of Shri Rasiklal Meswani, one of the founder Directors of

Reliance Industries Limited. He joined Reliance at an early age and since 1990, he is an Executive Director on the Board of Reliance, with overall responsibility of the entire Petrochemicals Division. He has contributed to the growth of the petrochemicals division of Reliance to its present position as market leader in India and one amongst the top ten petrochemical companies in the world. Shri Meswani is member of the Forum of Young Global Leaders (part of the World Economic Forum). Shri Meswani is currently Chairman of Asian Chemical Fibre Industries Federation and President of Association of Synthetic Fibre Industry. He is also a Member of Young President's Organisation (YPO).

Shri Meswani was honoured by the Institute of Economic Studies, Ministry of Commerce & Industry and the Textile Association (India), Ministry of Textiles.

Shri Nikhil R. Meswani is on the Board of Reliance Industries Limited.

Shri Meswani is the Chairman of the Shareholders' / Investors' Grievance Committee and Finance Committee of the Board of Directors of the Company.

Shri Meswani does not hold any shares in the Company.

c. **Shri Anand J. Jain**, age 49 years, is a graduate from University of Bombay, with a course in Risk Management at the London Business School. He is a member of Young President's Organization and is a Member of Managing Council of H. N. Hospital and Research Centre, Mumbai.

Shri Anand Jain is on the Board of Free Press House Limited, Reliance Ventures Limited, Ruchi Properties Private Limited, Tally Solutions Private Limited, Chinchwad Yatayat Private Limited, The Indian Film Combine Private Limited and Reliance Haryana SEZ Private Limited. He is a member of the Shareholders'/Investors' Grievance Committee, Finance Committee and Special Purpose Committee of the Board of Directors of the Company.

Shri Jain does not hold any shares in the Company.

d. **Shri Kamal P. Nanavaty**, age 61 years, holds a Chemical Engineering Degree from the University of Utah, USA. After graduation he worked with USI Chemical Company before he returned to India in 1972. During his 17 years stint with IPCL he held various positions and was responsible for marketing the entire range of petrochemicals of IPCL. In 1989 he joined Reliance Industries Limited. He is a member of ACC (American Chemistry Council), SPE (Indian Section), IPI (Indian Chapter) and the Founders Club of Petrochemical Industry, USA. He is an honorary fellow member of The Indian Institute of Chemical Engineers.

Shri Nanavaty also held the position of Chairman of National Executive Council of Plastindia 2006.

Shri Kamal P. Nanavaty is on the Board of Reliance Utilities and Power Limited, Reliance Shipping Limited, Reliance Assam Petrochemicals Limited, Reliance Rubbers and Chemicals Limited, Reliance Photo Films Private Limited, Reliance Oil and Gas Private Limited, Reliance Global Trading Private Limited and Reliance First Private Limited.

Shri Nanavaty is a member of the Shareholders' / Investors' Grievance Committee, Finance Committee and Remuneration Committee of the Board of Directors of the Company.

Shri Nanavaty does not hold any shares in the Company.

e. **Shri Rajendra Singh Lodha,** age 64 years, a well known Chartered Accountant was the President of Federation of Indian Chambers of Commerce & Industry (FICCI) in its Platinum Jubilee Year i.e. 2002 with the additional distinction of being the first from the professional services sector to occupy this post.

He has served on the Indian Prime Minister's Council of Trade & Industry, the Board of Trade, the Central Direct Taxes Advisory Committee etc. He is a Director on the Board of the BOAO Economic Forum headquartered in China and was the first Chairman of the South Asia Business Forum sponsored by the Asian Development Bank. He serves on the Industrial Advisory Council set up by the Government of Madhya Pradesh.

Shri Lodha has served for six years on the Central Board of the State Bank of India as well as on its Executive Committee. He was also on SEBI's Committee on Takeover Code Review.

Shri R. S. Lodha is on the Board of Alfred Herbert (India) Limited, Birla Corporation Limited, First Capital India Limited, Hindustan Gum and Chemicals Limited, National Securities Depository Limited, The Punjab Produce Holdings Limited, SBI Life Insurance Company Limited, Vindhya Telelinks Limited, PNB Gilts Limited, Universal Cables Limited, Mazbat Tea Estate Limited, HENKEL India Limited, Birla Erricsson Optical Limited, Baroda Agents and Trading Company Private Limited, BDO Lodha Private Limited, East India Investment Company Private Limited, Gwalior Webbing Company Private Limited, La Crème De La Crème Services Private Limited, Lodha Capital Markets Limited, The Punjab Produce & Trading Company Private Limited, Swiss India Financial Services Company Private Limited, Mazbat Investment Private Limited, Mazbat Properties Private Limited and City Holdings Limited (Alternate Director).

Shri R. S. Lodha is the Chairman of the Audit Committee of National Securities Depository Limited and the Chairman of the Remuneration Committee of HENKEL India Limited.

Shri Lodha is the Chairman of the Audit Committee and the Special Purpose Committee and a member of the Remuneration Committee of the Board of Directors of the Company.

Shri Lodha does not hold any shares in the Company.

f. **Shri Lalit Bhasin,** age 67 years, is a distinguished lawyer with more than four decades of law practice. He holds several important posts as General Secretary, Bar Association of India, President, Society of Indian Law Firms, President, International Indian Bar Association and Honorary Life Member and Council Member, International Bar Association. He has received several awards including the Indira Gandhi National Unity Award, Award for excellence in professionalism by Institute of Marketing Management, Indira Gandhi Priyadarshani Award, Award of Distinction by International Bar Association etc. He has authored several books on diverse subjects. He has been nominated on the Advisory Committee of the Central Government for advising on matters arising out of the administration of the Companies Act.

Shri Bhasin has been elected as the Chairman of Services Export Promotion Council set up by the Ministry of Commerce & Industry, Government of India.

Shri Lalit Bhasin is on the Board of Godfrey Philips India Limited, Bharat Hotels Limited, India Gypsum Limited, Bell Ceramics Limited, Asian Hotels Limited, Ansal Properties and Industries Limited, Appollo Zippers India Limited, Urban Infrastructure Trustees Limited and Modi Care Limited.

Shri Bhasin is the Chairman of the Audit Committee of Bharat Hotels Limited and member of the Audit Committee of Asian Hotels Limited, Bell Ceramics Limited, Godfrey Philips India Limited and India Gypsum Limited, a member of the Shareholders' / Investors' Grievance Committee of Ansal Properties and Industries Limited and a member of the Remuneration Committee of India Gypsum Limited.

Shri Bhasin is the Chairman of the Remuneration Committee and a member of the Corporate Governance Committee of the Board of Directors of the Company.

Shri Lalit Bhasin does not hold any shares in the Company.

g. **Shri Shailesh Haribhakti**, age 50 years, is Managing Partner of Haribhakti & Co., and CEO of Haribhakti Group, having presence of more than five decades in the areas of accounting, financial and management services in India. He has been with the Group since 1978. He is a fellow member of the Institute of Chartered Accountants of India, Graduate Cost Accountant, Certified Internal Auditor, Certified Fraud Examiner and Certified Financial Planner. His contribution to corporate world and society: President-Indian Merchants' Chamber (IMC) 2001, Chairman- Information Technology Committee of the Indian Merchants' Chamber (IMC) 2001, Chairman-Corporate Governance Committee of ASSOCHAM 2001, Arbitrator-Appointed by Indian Council of Arbitration 2001, President-Institute of Internal Auditors Bombay Chamber 1989-90, President-Bombay Management Association 1988-89, Chairman- Western India Regional Council ICAI 1987-88, Member-Takeover Panel-SEBI. Trustee-SASF, Member-F&O Segment NSE.

Shri Haribhakti is on the Board of Kotak Mahindra Private Equity Trustees Limited, Pantaloon Retail (India) Limited, Ambuja Cement Eastern Limited, JBF Industries Limited, Jindal South West Holdings Limited, Bihar Caustics and Chemicals Limited, Mahindra Gesco Developers Limited, Morarjee Textiles Limited, Everest Kanto Cylinders Limited, Fortune Financial Services (India) Limited, BOBCARDS Limited, Blue Star Limited, Hercules Hoists Limited, The Associated Cement Companies Limited, Moores Rowland Consulting Private Limited, E-Biz Chem Private Limited and Haribhakti MRI Corporate Services Private Limited.

Shri Haribhakti is the Chairman of the Audit Committee of Pantaloon Retail (India) Limited, Ambuja Cement Eastern Limited, Everest Kanto Cylinder Limited and Morarjee Textiles Limited and a member of the Audit Committee of Bihar Caustics and Chemicals Limited, Mahindra Gesco Developers Limited, Jindal South West Holdings Limited and Blue Star Limited.

Shri Haribhakti is the Chairman of the Corporate Governance Committee of the Board of Directors of the Company and a member of the Audit Committee and Special Purpose Committee.

Shri Haribhakti does not hold any shares in the Company.

h. **Shri Sandeep Junnarkar**, age 55 years, is a solicitor and a partner of Junnarkar and Associates, Advocates, Solicitors and Notaries, Mumbai. His areas of specialisation include banking laws, corporate laws including monopolies laws, exchange control laws and securities regulations. He is a Member of the Committee of the Bombay Incorporated Law Society.

Shri Junnarkar is on the Board of Jai Corp Limited, Reliance Industrial Infrastructure Limited, Reliance Industrial Investments and Holdings Limited, Sterlite Industries (India) Limited, Sunshield Chemicals Limited, Reliance Ports and Terminals Limited, Tilaknagar Industries Limited, IL & FS Infrastructure Development Corporation Limited, Excel Crop Care Limited, Ambuja Cement Eastern Limited, Everest Industries Limited and ISE Securities and Services Limited.

Shri Junnarkar is the Chairman of the Audit Committee of Sterlite Industries (India) Limited and member of the Audit Committee of Reliance Industrial Infrastructure Limited, Tilaknagar Industries Limited, Ambuja Cement Eastern Limited and Everest Industries Limited. He is the Chairman of the Shareholders' / Investors' Grievance Committee of Sterlite Industries (India) Limited. He is a member of the Shareholders' / Investors' Grievance Committee and Remuneration Committee of Reliance Industrial Infrastructure Limited and a member of the Remuneration Committee of Excel Crop Care Limited.

Shri Junnarkar is the member of the Audit Committee, Special Purpose Committee and Corporate Governance Committee of the Board of Directors of the Company.

Shri Junnarkar does not hold any shares in the Company.

i. **Shri Shiv Kumar Bhardwaj**, age 62 years, holds Master's Degree from Punjab University and LL. B. Degree from University of Delhi. He has held various senior positions in the Government of India like Commissioner of Customs, Mumbai, Commissioner of Central Excise and Customs, Vadodara,

Joint Secretary, Ministry of Defence, New Delhi, Chief Commissioner of Central Excise and Customs for Rajasthan, Madhya Pradesh and Chattisgarh, Chief Commissioner of Customs, Mumbai and Chief Commissioner of Central Excise, Mumbai. He held the portfolio of Member, Budget and Personnel of Central Board of Excise and Customs, New Delhi. He has vast experience of nearly 36 years in the field of indirect taxation, public administration etc. He has dealt with issues relating to fiscal policy in the Government. He was also deputed by the Government of India to study VAT at Harvard University, Boston, USA. He is a practicing Advocate as a Member of the Maharashtra and Goa Bar Council.

Shri Bhardwaj is on the Board of Nitco Tiles Limited and Taurus Agile Technology Corporation Private Limited. He is the Chairman of Shareholders' / Investors' Grievance Committee and a member of Audit Committee of Nitco Tiles Limited.

Shri Bhardwaj does not hold any shares in the Company.

j. **Shri Sandesh K. Anand,** age 64 years, is the Whole-time Director of the Company. He has been associated with the Company since 1971 in various capacities. Prior to disinvestment of the Company, he was appointed by the Government of India as a Director (Operations) since July 1995 and was overall in charge of the plant operations of the Company's three complexes at Vadodara, Nagothane and Gandhar.

Shri S. K. Anand is on the Board of Gujarat Chemicals Port Terminal Company Limited and Effluent Channel Projects Limited.

Shri S. K. Anand does not hold any shares in the Company.

3. **Board Meetings, its Committee Meetings and Procedures**

The procedures with respect to Board meetings and the meetings of the Committees thereof are in total compliance with the requirements of the Companies Act, 1956, the Secretarial Standards (SS-1) prescribed for Board meetings by the Institute of Company Secretaries of India, Listing Agreement with Stock Exchange(s) and other applicable laws and regulations.

A. Institutionalised decision making process

With a view to institutionalise all corporate affairs and set up systems and procedures for advance planning for matters requiring discussion / decisions by the Board, the Company has defined guidelines for the meetings of the Board and Committees thereof. These Guidelines seek to systematise the decision making process at the meetings of the Board / Committees in an informed and efficient manner.

B. Scheduling and selection of Agenda Items for Board meetings

(i) Minimum five Board meetings are held in each year, which are pre-scheduled. Apart from the above, additional Board meetings are convened by giving appropriate notice to address the specific needs of the Company. In case of business exigencies or urgency of matters, resolutions are passed by circulation.

(ii) The meetings are generally held at Mumbai.

(iii) All divisions / departments / units of the Company are encouraged to plan their functions well in advance, particularly with regard to matters requiring discussion / approval / decision at the Board / Committee meetings. All such matters are communicated to the Company Secretary in advance so that the same could be included in the Agenda for the Board / Committee meetings.

(iv) The Board is given presentations covering Finance, Sales, Marketing, and the major business segments and operations of the Company, before taking on record the financial results of the Company for the preceeding quarter at each of the pre-scheduled Board meetings.

(v) The information placed before the Board includes:

- Annual operating plans of businesses, capital budgets and any updates.
- Quarterly results of the Company and its operating divisions or business segments.
- Minutes of meetings of Audit Committee and other Committees of the Board, as also resolutions passed by circulation.
- Appointment or resignation of Chief Financial Officer and Company Secretary.
- Show cause, demand, prosecution and penalty notices which are materially important.
- Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems.
- Any material default in financial obligations to and by the Company, or substantial nonpayment for goods sold by the Company.
- Any issue, which involves possible public or product liability claims of substantial nature, including any judgment or order, which may have passed strictures on the conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company.

- Details of any joint venture, acquisition of companies or collaboration agreement.
- Transactions that involve substantial payment towards goodwill, brand equity or intellectual property.
- Significant labour problems and their proposed solutions. Any significant development in Human Resources/ Industrial Relations front like implementation of Voluntary Retirement Scheme etc.
- Sale of material nature, of investments, assets, which is not in normal course of business.
- Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material.
- Non-compliance of any regulatory, statutory nature or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer etc.
- Quarterly summary of all long-term borrowings made, bank guarantees issued, loans and investments made.
- Internal Audit findings and External Audit Management Reports (through the Audit Committee).
- Status of business risk, exposures, its management and related action plans.
- Making of loans and investment of surplus funds.
- Proposals for investment, mergers and acquisitions.
- General notices of interest of Directors.

(vi) The Chairman of the Board and the Company Secretary in consultation with other concerned team members of the senior management, finalise the agenda papers for the Board meetings.

C. Board Material distributed in advance

a. Agenda and Notes on Agenda are circulated to the Directors, in advance, in the defined Agenda format. All material information is incorporated in the Agenda papers for facilitating meaningful and focussed discussions at the meeting. Where it is not practicable to attach any document to the Agenda, the same is tabled before the meeting with specific reference to this effect in the Agenda.

b. In special and exceptional circumstances, additional or supplementary item(s) on the Agenda are permitted. Sensitive subject matters may be discussed at the meeting without written material being circulated in advance.

D. Recording Minutes of proceedings at Board and Committee meetings

The Company Secretary records the minutes of the proceedings of each Board and Committee meeting. Draft minutes are circulated to all the members of the Board / Committee for their comments. The finalized minutes of proceedings of a meeting are entered in the Minutes Book within 30 days from the conclusion of that meeting.

E. Post Meeting Follow-up Mechanism

The Guidelines for Board and Committee meetings facilitate an effective post meeting follow-up, review and reporting process for the decisions taken by the Board and Committees thereof. Action taken report on the decisions / minutes of the previous meeting(s) is placed at the immediately succeeding meeting of the Board / Committee for noting by the Board / Committee.

F. Compliance

The Company Secretary while preparing the Agenda, Notes on Agenda, Minutes etc. of the meeting(s), is responsible for and is required to ensure adherence to all the applicable laws and regulations including the Companies Act, 1956, read with the Rules issued thereunder and to the extent feasible, the Secretarial Standards recommended by the Institute of Company Secretaries of India, New Delhi and the listing agreement with the Stock Exchanges.

4. **Attendance of Directors at Board Meetings, last Annual General Meeting and number of other Directorships and Chairmanships / Memberships of Committees of each Director in various companies:**

Name of the Director	Attendance		Number of Other Directorships and Committee Memberships/ Chairmanships		
	Board Meetings	Last AGM	Directorships[1]	Committee Memberships[2]	Committee Chairmanships[2]
Mukesh D. Ambani	5	Present	3	1	-
Nikhil R. Meswani	5	Present	1	-	-
Anand J. Jain	5	Absent	2	-	1
Kamal P. Nanavaty	5	Present	4	-	-
Ramesh Inder Singh[3]	1	Absent	3	2	-
G. S. Sandhu [3]	1	Absent	1	-	-
Rajendra S. Lodha	5	Present	14	-	2
Shailesh V. Haribhakti	4	Absent	14	4	4
Lalit Bhasin	3	Present	9	4	1
Sandeep H. Junnarkar	5	Present	12	5	2
Shiv Kumar Bhardwaj [4]	-	-	1	1	1
Sandesh K. Anand	5	Present	2	-	-

[1] The Directorships held by Directors as mentioned above, do not include Alternate Directorships and directorships of foreign companies, Section 25 Companies and Private Limited Companies.

[2] In accordance with Clause 49 of the Listing Agreement, Memberships / Chairmanships of only the Audit Committees and Shareholders'/Investors' Grievance Committees of all Public Limited Companies have been considered.

During the year, none of the directors was either a member of more than ten Committees or was a Chairman of more than five Committees of public companies.

[3] Shri Ramesh Inder Singh and Shri G. S. Sandhu have ceased to be Directors of the Company since October 25, 2005.

[4] Shri Shiv Kumar Bhardwaj was appointed as an Additional Director with effect from January 19, 2006.

5. **Number of Board Meetings held and the dates on which held**

Five Board meetings were held during the year, as against the minimum requirement of four meetings. The Company has held at least one Board meeting in every three months and the maximum time gap between any such two meetings was not more than three months. The details of the Board meetings are as under:

Date of Board Meeting	Board Strength	No. of Directors Present
April 26, 2005	11	9
July 26, 2005	11	11
October 25, 2005	11	8
December 01, 2005	9	7
January 19, 2006	9	9

6. **Board Committees**

A. Details of the Statutory Committees of the Board and other related information are provided hereunder:

i. **Audit Committee**

The Board of Directors of the Company has constituted an Audit Committee, comprising three Independent Non-Executive Directors, namely Shri Rajendra S. Lodha (Chairman), Shri Shailesh V. Haribhakti and Shri Sandeep H. Junnarkar. All the members of the Audit Committee possess financial / accounting expertise. The composition of the Audit Committee meets the requirements of Section 292A of the Companies Act, 1956 and Clause 49 of the Listing Agreement. Ms. Shashikala Rao is the Secretary to the Audit Committee.

The primary objective of the Audit Committee is to monitor and effectively supervise the Company's financial reporting process with a view to provide accurate, timely and proper disclosures and the integrity and quality of the financial reporting.

During the year, the Audit Committee met five times. Executives of Finance Department, Secretarial Department, Head of Internal Audit and Representatives of the Statutory Auditors were invited to attend the Audit Committee Meetings. The Cost Auditors appointed by the Company under Section 233B of the Companies Act, 1956 were also invited to attend the Audit Committee Meetings.

The terms of reference/powers of the Audit Committee, specified by the Board of Directors, are as under:

A. The Audit Committee shall have the following powers:

1. To investigate any activity within its terms of reference.
2. To seek information from any employee.
3. To obtain outside legal or other professional advice.
4. To secure attendance of outsiders with relevant expertise, if it considers necessary.

B. The role of the Audit Committee shall include the following:

1. Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

2. Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of Statutory Auditors and the fixation of Audit Fees.

3. Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4. Reviewing with the management, the annual financial statements before submission to the Board for approval, with particular reference to:

   - Matters required to be included in the Directors' Responsibility Statement to be included in the Directors' Report in terms of sub-section (2AA) of Section 217 of the Companies Act, 1956.
   - Changes, if any, in accounting policies and practices and reasons for the same.
   - Major accounting entries involving estimates based on the exercise of judgement by management.
   - Significant adjustments made in the financial statements arising out of audit findings.
   - Compliance with listing and other legal requirements relating to financial statements.
   - Disclosure of related party transactions.
   - Qualifications in draft audit report.

5. Reviewing with the management, the quarterly financial statements before submission to the Board for approval.

6. Reviewing with the management, the performance of Statutory and Internal Auditors, adequacy of internal control systems.

7. Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit.

8. Discussion with Internal Auditors any significant findings and follow up thereon.

9. Reviewing the findings of any internal investigations by the Internal Auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

10. Discussion with Statutory Auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain areas of concern.

11. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non payment of declared dividends) and creditors.

12. To review the functioning of the Whistle Blower Mechanism.

13. Carrying out such other function(s) as may be specifically referred to the Committee by the Board of Directors and/or other Committee(s) of Directors of the Company.

14. To review the following information:

    - The management's discussion and analysis of financial condition and results of operations;
    - Statement of significant related party transactions (as defined by the Audit Committee), submitted by management;
    - All material individual transactions with related parties or others, which are not on an arm's length basis, together with management's justification for the same;
    - Management letters / letters of internal control weaknesses issued by the Statutory Auditors;
    - Internal audit reports relating to internal control weaknesses;

15. The appointment, removal and terms of remuneration of the Chief Internal Auditor shall be subject to review by the Audit Committee.

Attendance of each Member at the Audit Committee meetings held during the year:

Name of Member of Audit Committee	No. of meetings attended
R. S. Lodha	5
G. S. Sandhu*	1
S. V. Haribhakti	5
S. H. Junnarkar	4

** Shri Sandhu ceased to be a Director and member of Audit Committee consequent to withdrawal of nomination by the Government of India w.e.f October 25, 2005*

Five Committee meetings were held during the year, as against the minimum requirement of four meetings. The details of the meetings are as under:

Date of Audit Committee Meeting	Committee Strength	No. of Members Present
April 26, 2005	4	3
June 21, 2005	4	2
July 26, 2005	4	4
October 25, 2005	4	3
January 19, 2006	3	3

ii. Remuneration Committee

The Board of Directors of the Company has constituted Remuneration Committee, comprising three Non-Executive Directors namely, Shri Lalit Bhasin (Chairman), Shri Rajendra S. Lodha, and Shri Kamal P. Nanavaty.

The Remuneration Committee has been constituted for performing, inter-alia, the role / various functions as set out under Clause 49 of the Listing Agreement with the Stock Exchanges.

The remuneration policy of the Company is directed towards rewarding performance, based on review of achievements on a periodic basis. The remuneration policy is in consonance with the existing industry practice.

During the year, the Remuneration Committee has met once on January 19, 2006, where all the members of the Committee were present.

a) Details of Remuneration paid to Directors during 2005-06:

The aggregate value of salary and perquisites for the year ended March 31, 2006, paid to Shri Sandesh K. Anand, Whole-time Director was Rs. 0.27 crore. The breakup of the said remuneration is disclosed in Note No. 14 of Notes on Accounts of the Company stated in this Annual Report. Shri Sandesh K. Anand was also entitled to Company's contribution to Provident Fund, Superannuation or Annuity Fund to the extent not taxable and Gratuity and Encashment of Leave at the end of the tenure, as per Rules of the Company.

The Company has entered into an agreement with Shri Sandesh K. Anand which is valid up to June 3, 2007 and can be terminated by either party by giving three months' prior notice in writing.

No remuneration other than sitting fees is being paid to the Non-Executive Directors. The Company has not granted any stock option to any of its Directors.

b) Sitting Fees paid during the year

The Company pays sitting fees to its Non-Executive Directors, other than those representing Government of India at the rate of Rs. 20,000/- for each meeting of the Board and/or Committees thereof attended by them.

The sitting fees paid during the financial year 2005-06 to the Directors are as follows:

Name of Director	Amount(Rs.)	Name of Director	Amount(Rs.)
Shri Mukesh D. Ambani	1,00,000	Shri R. S. Lodha	2,60,000
Shri Nikhil R. Meswani	2,60,000	Shri Lalit Bhasin	80,000
Shri Anand J. Jain	3,00,000	Shri Shailesh V. Haribhakti	2,00,000
Shri Kamal P. Nanavaty	2,80,000	Shri G. S. Sandhu	NIL
Shri Ramesh Inder Singh	NIL	Shri Shiv Kumar Bhardwaj	NIL
Shri Sandeep H. Junnarkar	2,20,000	Shri Sandesh K. Anand	NIL

(iii) Shareholders'/ Investors' Grievance Committee

Shareholders' / Investors' Grievance Committee (the Committee) of the Board of Directors of the Company, comprised of Shri Nikhil R. Meswani (Chairman), Shri Anand J. Jain, Shri Kamal P. Nanavaty and Shri Ramesh Inder Singh.

The Board has reconstituted the Committee to comprise Shri Nikhil R. Meswani (Chairman), Shri Anand J. Jain, Shri Kamal P. Nanavaty and Shri Sandesh K. Anand.

The Committee, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with transfer of securities of the Company. The Committee also looks into redressal of shareholders'/ investors' complaints related to transfer of shares, non-receipt of balance sheet, non-receipt of dividends, etc. The Committee oversees performance of the Registrars and Transfer Agents of the Company, and recommends measures for overall improvement in the quality of investor services. The Committee also monitors implementation and compliance of the Company's Code of Conduct for Prohibition of Insider Trading in pursuance of SEBI (Prohibition of Insider Trading) Regulations, 1992. The Board has delegated the power of approving transfer of securities to the Company's Registrars under the supervision and control of the Company Secretary, subject to placing of a summary statement of transfer/transmission, etc. of securities of the Company at meetings of the said Committee.

During the year, the Committee met thrice, details of which are as under:

Date	Committee Strength	No of Members present
July 19, 2005	4	4
October 19, 2005	4	4
February 25, 2006	3	3

Compliance Officer

Ms. Shashikala Rao, Company Secretary is the Compliance Officer for complying with the requirements of SEBI (Prohibition of Insider Trading) Regulations, 1992 and the Listing Agreements with the Stock Exchanges in India.

Investor Grievance Redressal

The total number of complaints received and resolved to the satisfaction of investors during the year under review and their break-up are provided as under:

Type of Complaints	Number of Complaints
Non-receipt of Annual Reports	27
Non-receipt of Dividend Warrants	498
Non-receipt of Interest /Redemption warrants	208
Non-receipt of Certificates	37

There were no outstanding complaints as on March 31, 2006. 10 requests for transfer and 64 requests for dematerialisation were pending for approval as on March 31, 2006, which were approved and dealt with by April 3, 2006.

B. Functional Committees

The Board may, from time to time, constitute one or more Functional Committees delegating thereto powers and duties with respect to specific purposes. Meetings of such Committees are held as and when the need arises. Time schedule for holding the meetings of such functional committee(s) are finalised in consultation with the Committee Members.

In addition to the Statutory Committees, the Board has constituted three more committees, viz. the Finance Committee, the Special Purpose Committee and the Corporate Governance Committee. The details of these Committees are provided below:

i. **Finance Committee**

The Board of Directors of the Company has constituted a Finance Committee of Directors comprising Shri Nikhil R. Meswani (Chairman), Shri Anand J. Jain, Shri Kamal P. Nanavaty and Shri Sandesh K. Anand. The Committee, *inter-alia*, facilitates and monitors transactions relating to investments, borrowings, security creation, banking arrangements and other finance related matters of the Company, in accordance with the powers delegated by the Board.

ii. **Special Purpose Committee**

The Board of Directors of the Company has constituted a Special Purpose Committee of Directors comprising Shri Rajendra S. Lodha (Chairman), Shri Shailesh V. Haribhakti, Shri Anand J. Jain and Shri Sandeep H. Junnarkar. The Special Purpose Committee suggests methods for optimization of Company's financials, evaluates options for tax optimization and maximizing shareholder value and suggests options to ensure future growth and global presence of the Company.

iii. **Corporate Governance Committee**

The Board of Directors of the Company has constituted a Corporate Governance Committee of Directors comprising Shri Shailesh V. Haribhakti (Chairman), Shri Lalit Bhasin and Shri Sandeep H. Junnarkar. The Corporate Governance Committee takes a leadership role in shaping corporate governance policies and practices, including recommending to the Board, the Corporate Governance Guidelines applicable to the Company and monitoring compliance with the said policies and guidelines.

The responsibilities of the Corporate Governance Committee include the following:

- To review the observance of practices of corporate governance at all levels and to suggest remedial measures wherever necessary.
- To ensure correct information is provided to the media, so as to preserve and protect the Company's image and standing.
- To ensure dissemination of factually correct information to investors, institutions and public at large.
- To review the interaction / relation / dealing with the existing and prospective FIIs and rating agencies etc.
- To oversee the sensitive and important communication on behalf of the Company.
- To ensure compliance of standardized channels of internal communications across the Company.
- Any other matter referred by the Board of Directors / Audit Committee of the Board of Directors of the Company.

Procedure at Committee Meetings

The Company's guidelines relating to Board meetings are applicable to Committee meetings as far as may be practicable. Each Committee has the authority to engage outside experts, advisers and counsel to the extent it considers appropriate to assist it in its work. Minutes of the proceedings of the Committee meetings are placed before the Board meetings for perusal and noting.

7. **Code of Business Conduct and Ethics for Directors and Senior Management**

The Board at its meeting held on July 26, 2005, has adopted the Code of Business Conduct and Ethics for Directors and Senior Management ('the Code').

This Code is a comprehensive Code applicable to all Directors, executive and non-executive as well as members of Senior Management. The Code while laying down, in detail, the standards of business conduct, ethics and governance, centres around the following theme –

"The Company's Board of Directors and Senior Management are responsible for and are committed to setting the standards of conduct contained in this Code and for updating these standards, as appropriate, to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and international investors and all other stakeholders as also to reflect corporate, legal and regulatory developments. This Code should be adhered to in letter and in spirit."

A copy of the Code has been put on the Company's website www.ipcl.co.in.

The Code has been circulated to all the members of the Board and Senior Management and the compliance of the same has been affirmed by them.

A declaration signed by Shri Sandesh K. Anand, Whole-time Director is given below:

I hereby confirm that:

The Company has obtained from all the members of the Board and Senior Management, affirmation that they have complied with the Code of Business Conduct and Ethics for Directors and Senior Management in respect of the financial year 2005-06.

Sandesh K. Anand
Whole-time Director

8. **Whistle Blower Mechanism**

The Company promotes ethical behaviour in all its business activities and has put in place mechanism of reporting illegal or unethical behaviour. Employees are free to report violations of laws, rules, regulations or unethical conduct to their immediate supervisor / notified person. The reports received from any employee will be reviewed by the Ethics Office. The Directors and Senior Management are obligated to maintain confidentiality of such reportings and ensure that the whistle blowers are not subjected to any discriminatory practices.

9. Corporate Governance Manual

The Board of Directors of the Company have approved and adopted a comprehensive Corporate Governance Manual setting out the procedures for effective functioning of the Board and its Committees. It also incorporates the Code of Business Conduct and Ethics for Directors' and Senior Management, Code of Business Conduct and Ethics for Employees, Code of Shareholders' Rights and Investor Relations, Code of Financial Reporting, Disclosure and Transparency and Code of Conduct for Prohibition of Insider Trading. These policies will be constantly monitored and reviewed by the Corporate Governance Committee.

10. General Body Meetings

i. The location, date and time of the last three Annual General Meetings are as follows:

Year	AGM	Location	Date	Time
2002-03	34th	Prof. Chandravadan Mehta Auditorium, General Education Centre, Opp. D. N. Hall, The Maharaja Sayajirao University of Baroda, Pratapganj, Vadodara 390 002	June 13, 2003	2.00 p.m.
2003-04	35th	IPCL's R & D Auditorium, P. O. Petrochemicals, Vadodara 391 346	June 12, 2004	2.00 p.m.
2004-05	36th	IPCL's R & D Auditorium, P. O. Petrochemicals, Vadodara 391 346	June 27, 2005	2.00 p.m.

ii. The special resolutions passed by the Company at its 34th Annual General Meeting held on June 13, 2003 is as under:

Date of AGM	AGM No.	Business transacted by Special Resolution
June 13, 2003	34	1. Appointment of Messrs Deloitte Haskins & Sells, Chartered Accountants, as the Auditors of the Company for the financial year 2003-04 and to fix their remuneration. 2. Approving the delisting of equity shares of the Company from all or any of the Stock Exchanges at Ahmedabad, Bangalore, Kolkata, Chennai, Delhi and Vadodara.

iii. Other Meetings

Court convened meetings of the equity shareholders, secured creditors and unsecured creditors of the Company were held on July 14, 2006 at IPCL's R & D Auditorium, P. O. Petrochemicals, District Vadodara 391 346, Gujarat to sanction the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

iv. During the year 2005-06 no resolution has been passed through postal ballot.

11. Disclosures

a) **Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its Promoters, the Directors or the management, their relatives, etc. that may have potential conflict with the interests of the Company at large.**

None of the transactions with any of the related parties were in conflict with the interest of the Company. Attention of Members is drawn to the disclosures of transactions with the related parties set out in Notes on Accounts – Schedule 'O', forming part of the Annual Report.

The Company's major related party transactions are generally with its Associates. The related party transactions are entered into based on considerations of various business exigencies such as synergy in operations, sectoral specialization and the Company's long term strategy for sectoral investments, optimization of market share profitability, legal requirements, liquidity and capital resources of Associates.

All related party transactions are negotiated on arms length basis and are only intended to further the interests of the Company.

b) **Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchanges or SEBI, or any other statutory authority, on any matter related to capital markets, during the last three years.**

There has been no instance of non-compliance by the Company on any matter related to capital markets during the last three years and hence no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authority.

12. Means of communication

- **Half Yearly Reports:** Half Yearly Reports covering financial results are sent to members at their registered addresses.
- **Quarterly Results:** Quarterly Results are published in 'Business Standard' and 'Vadodara Samachar'.
- **News Release, Presentation etc.:** Official news releases, detailed presentations made to media, analysts, institutional investors, etc. are displayed on the Company's website www.ipcl.co.in.
- **Website:** The Company's website www.ipcl.co.in contains a separate dedicated section 'Investor Relations' where shareholders information is available. Annual Report is also available on the website in a user friendly and downloadable form.
- **Annual Report:** Annual Report containing, inter alia, Audited Annual Accounts, Directors' Report, Auditors' Report, and other important information is circulated to members and others entitled thereto. The Management's Discussion and Analysis (MD&A) Report forms part of the Annual Report.
- **SEBI EDIFAR and NSEEII:** Annual Report, Quarterly Results, Shareholding Pattern etc. of the Company are also posted on the SEBI EDIFAR website www.sebiedifar.nic.in and NSE Electronic Issuer Interface www.nseeii.com.

13. General Shareholder Information

13.1 Annual General Meeting:

Date, Time and Venue	Saturday, December 2, 2006 at 2.00 p.m. at IPCL's R & D Auditorium, P. O. Petrochemicals, District Vadodara 391 346, Gujarat.

13.2 Financial Calendar

Financial Year :	April 1 to March 31
Results for quarter ending	
June 30, 2006 (completed)	July 18, 2006
September 30, 2006 (completed)	October 17, 2006
December 31, 2006 (tentative)	Third week of January, 2007
Results for the year ending March 31, 2007 (tentative)	Last week of April, 2007
Annual General Meeting (tentative)	June 2007

13.3 Book Closure Period

Book Closure	Monday, November 27, 2006 to Saturday December 2, 2006 (both days inclusive)

13.4 (a) Listing of Equity Shares on Stock Exchanges and Payment of Listing Fee

Bombay Stock Exchange Limited, (BSE), Phrioze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001

National Stock Exchange of India Limited (NSE), "Exchange Plaza", Bandra-Kurla Complex, Bandra (E), Mumbai 400 051

(b) Listing & Trading of Global Depository Shares(GDS)

Luxembourg Stock Exchange and traded on PORTAL of United States National Association of Securities Dealers Inc.

(c) Listing of Non-Convertible Debenture/Bonds

Wholesale Debt Market (WDM) segment of National Stock Exchange of India Limited (NSE)

Annual listing fee for the year 2006-07 (as applicable) has been paid by the Company to BSE, NSE and Luxembourg Stock Exchange.

(d) Debenture Trustees

(i) UTI Bank Limited
Maker Tower F, 13th Floor, Cuffe Parade, Colaba, Mumbai 400 005

(ii) IL&FS Trust Company Limited
The IL&FS Financial Centre
Plot C-22, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

(iii) IDBI Trusteeship Services Limited
Asian Building,
Ground Floor, 17,
R. Kamani Marg,
Ballard Estate,
Near Custom House,
Mumbai 400 023

13.5 (a) Stock Code

Scrip Code –
Bombay Stock Exchange
'500105'

Trading Symbol –
National Stock Exchange
'IPCL EQ'

(b) Demat ISIN Number in NSDL & CDSL for Equity Shares

ISIN No. INE006A01019

13.6 Stock Market Data

(Price in Rs. per Share)

Month	Bombay Stock Exchange (BSE)		National Stock Exchange (NSE)	
	Month's High Price	Month's Low Price	Month's High Price	Month's Low Price
April, 2005	174.80	156.10	175.00	155.80
May, 2005	171.40	160.60	171.30	160.30
June, 2005	189.75	158.90	189.90	158.80
July, 2005	201.90	170.00	202.35	169.00
August, 2005	203.50	178.05	203.35	178.00
September, 2005	238.00	187.30	238.00	187.10
October, 2005	251.00	206.00	250.95	206.00
November, 2005	237.60	213.30	237.50	213.35
December, 2005	237.25	217.90	250.00	218.00
January, 2006	271.90	233.10	272.00	232.30
February, 2006	255.00	231.00	254.85	231.00
March, 2006	267.00	227.05	266.90	227.00

Source: BSE & NSE websites.

13.7 Share price performance in comparison to broad based indices–BSE Sensex and NSE Nifty

IPCL share price performance relative to BSE Sensex


SENSEX
IPCL
12000.00
10000.00
8000.00
6000.00
4000.00
2000.00
0.00
300
250
200
150
100
50
0
2002
2003
2004
2005
2006

IPCL share price performance relative to NSE Nifty


NIFTY
IPCL
4000.00
3000.00
2000.00
1000.00
0.00
300
250
200
150
100
50
0
2002
2003
2004
2005
2006

13.8 **Registrars and Transfer Agents:**

Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034
E-Mail: mailmanager@karvy.com
Telephone Nos. : +91-40- 23320666 / 23320711/ 23323037

List of Investor Service Centres of Karvy Computershare Private Limited forms part of the Annual Report.

13.9 **Share Transfer System**

Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 7 days from the date of receipt, subject to the documents being valid and complete in all respects. The Board has delegated the authority for approving transfer, transmission etc. of the Company's securities to the Company's Registrars and Transfer Agents under the supervision and control of the Company Secretary, subject to placing of summary statement of transfer/transmission of securities etc. of the Company at meetings of the Shareholders'/ Investors' Grievance Committee. Certificate of compliance with the share transfer formalities as required under Clause 47(c) of the Listing Agreement with Stock Exchanges is obtained from a Company Secretary in practice on half-yearly basis and is filed with the Stock Exchanges.


IPCL share price on BSE
High
Low
300
250
200
150
100
50
0
175 171 190 202 204 238 251 238 237 272 255 267
156 161 159 170 178 187 206 213 218 233 231 227
Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06


IPCL share price on NSE
High
Low
300
250
200
150
100
50
0
175 171 190 202 203 238 251 238 250 272 255 267
156 160 159 169 178 187 206 213 218 232 231 227
Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06

13.10 Distribution of Shareholding as on March 31, 2006

	Share Ownership Pattern as on March 31, 2006	
	Category	% to total Shareholding
1	Promoters / Promoter Companies	46.00
2	Central / State Government Holding	0.42
3	Financial Institutions	11.89
4	Banks	0.79
5	Mutual Funds	3.62
6	FIIs	13.91
7	NRIs / OCBs / GDR	0.48
8	Indian Public	19.14
9	Bodies Corporate	3.75
	Total	100.00


Others
23.31 %
Promoter & Promoter Group
46.00 %
Banks/MFs/FIs
16.30 %
Foreign Investors
14.39 %

Top 10 Shareholders as on March 31, 2006

Sl. No.	Name of the Shareholder(s)	No. of Shares	% to Total Shareholding
1	Reliance Petroinvestments Limited	11 41 80 887	46.00
2	Life Insurance Corporation of India	2 23 60 075	9.01
3	HSBC Global Investment Funds A/C HSBC Global Investments Funds Mauritius Limited	80 40 000	3.24
4	Reliance Capital Trustee Co. Ltd A/C Reliance Equity Fund	40 00 000	1.61
5	General Insurance Corporation of India	23 71 508	0.96
6	Citigroup Global Markets Mauritius Private Limited	21 58 180	0.87
7	BNP Paribas Arbitrage	21 41 016	0.86
8	The New India Assurance Company Limited	19 47 494	0.78
9	United India Insurance Company Limited	18 81 818	0.76
10	Societe Generale	17 55 645	0.71
	Total	**16 08 36 623**	**64.79**

Share Holding Pattern By Size as on March 31, 2006

Category (Shares)	Electronic				Physical				Total		
	Holders	% to total Holders	Shares	Amount (Rs.)	Holders	% to total Holders	Shares	Amount (Rs.)	Holders	Shares	Amount (Rs.)
1 - 500	1 76 650	72.42	2 00 47 598	20 04 75 980	46 662	19.13	49 87 007	4 98 70 070	2 23 312	2 50 34 605	25 03 46 050
501 - 1000	12 206	5.00	93 43 681	9 34 36 810	60	0.02	41 855	4 18 550	12 266	93 85 536	9 38 55 360
1001 - 2000	6 616	2.71	85 25 557	8 52 55 570	23	0.01	32 155	3 21 550	6 639	85 57 712	8 55 77 120
2001 - 3000	627	0.26	15 80 000	1 58 00 000	5	0.00	12 937	1 29 370	632	15 92 937	1 59 29 370
3001 - 4000	224	0.09	8 09 027	80 90 270	1	0.00	3 400	34 000	225	8 12 427	81 24 270
4001 - 5000	242	0.10	11 40 958	1 14 09 580	1	0.00	5 000	50 000	243	11 45 958	1 14 59 580
5001 - 10000	274	0.11	20 28 899	2 02 88 990	1	0.00	6 400	64 000	275	20 35 299	2 03 52 990
10001 - 20000	130	0.05	19 47 868	1 94 78 680	0	0.00	0	0	130	19 47 868	1 94 78 680
Above 20000	217	0.09	19 77 13 280	1 97 71 32 800	0	0.00	0	0	217	19 77 13 280	1 97 71 32 800
TOTAL	1 97186	80.83	24 31 36 868	2 43 13 68 680	46 753	19.17	50 88 754	5 08 87 540	2 43 939	24 82 25 622	2 48 22 56 220

Geographical Distribution of Shareholders as on March 31, 2006

Sr. No	Name of the City	Physical				Electronic				Total			
		Holders	% age	Shares	% age	Holders	% age	Shares	% age	Holders	% age	Shares	% age
1	Mumbai	6 328	2.59	7 38 713	0.30	43 606	17.88	20 17 59 815	81.28	49 934	20.47	20 24 98 528	81.58
2	Delhi	2 619	1.07	2 91 044	0.12	13 658	5.60	54 72 780	2.20	16 277	6.67	57 63 824	2.32
3	Ahmedabad	1 696	0.70	1 70 535	0.07	16 520	6.77	32 44 512	1.31	18 216	7.47	34 15 047	1.38
4	Kolkata	1 661	0.68	1 85 216	0.07	7 195	2.95	26 08 693	1.05	8 856	3.63	27 93 909	1.13
5	Bangalore	839	0.34	90 404	0.04	7 781	3.19	10 76 514	0.43	8 620	3.53	11 66 918	0.47
6	Chennai	779	0.32	91 542	0.04	6 290	2.58	33 93 534	1.37	7 069	2.90	34 85 076	1.40
7	Pune	672	0.28	73 872	0.03	6 386	2.62	17 60 393	0.71	7 058	2.89	18 34 265	0.74
8	Hyderabad	825	0.34	88 220	0.04	3 586	1.47	7 21 134	0.29	4 411	1.81	8 09 354	0.33
9	Vadodra	2 712	1.11	2 71 781	0.11	14 230	5.83	73 01 352	2.94	16 942	6.95	75 73 133	3.05
10	Others	28 622	11.73	30 87 427	1.24	77 934	31.95	1 57 98 141	6.36	1 06 556	43.68	1 88 85 568	7.61
	Total	46 753	19.17	50 88 754	2.05	1 97 186	80.83	24 31 36 868	97.95	2 43 939	100.00	24 82 25 622	100.00

13.11. Corporate Benefits

Dividend Declared for the last 10 years

Financial Year	Dividend Declaration Date	Dividend Rate (%)
2005-06	May 25, 2006	55
2004-05	June 27, 2005	45
2003-04	June 12, 2004	25
2002-03	June 13, 2003	22.5
2001-02	September 27, 2002	20
2000-01	September 27, 2001	30
1999-00	September 28, 2000	20
1998-99	September 29, 1999	10
1997-98	September 29, 1998	40
1996-97	September 26, 1997	40

13.12 Dematerialisation of Shares

97.95 % of the Company's paid-up equity share capital had been dematerialised up to March 31, 2006 (97.61 % up to March 31, 2005). Trading in Equity Shares of the Company is permitted only in dematerialised segment as per notification issued by the Securities and Exchange Board of India (SEBI).


Physical, 2.05
CDSL, 2.87
NSDL, 95.08

Liquidity:

IPCL shares are actively traded on the Indian Stock Exchanges. Relevant data for the average daily turnover for the financial year 2005-06 is given below.

	Average Daily Turnover		
	BSE	NSE	Total
Shares (in lakhs)	9.79	24.55	34.34
Value (in Rs. Crs.)	20.58	51.44	72.02

[Source : This information is compiled from the data available from the websites of BSE and NSE]

13.13 Outstanding GDR/Warrants/ Convertible Instruments

Outstanding GDRs as on March 31, 2006 represent 307114 shares constituting 0.12% of the paid up equity share capital of the Company. There are no other outstanding instruments, which are convertible into Equity Shares of the Company.

13.14 Plant Locations

Allahabad
A/10-A/27, UPSIDC Industrial Area Kailash Nagar, Karchana,
P. O.: T.S.L.,
District Allahabad – 211 010
Uttar Pradesh.

Barabanki
Dewa Road, Somaiya Nagar,
Barabanki – 225 123.
Uttar Pradesh.

Baulpur
Baulpur,
District Dhenkanal – 759 031
Orissa.

Gandhar
P. O. Dahej, Bharuch – 392 130
Gujarat.

Hoshiarpur
Dharmshala Road V.P.O Chohal
District Hoshiarpur – 146 014
Punjab.

Nagothane
P. O. Petrochemicals Township
Nagothane, Raigad – 402 125
Maharashtra.

Nagpur
Village Dahali
Mouda Ramtek Road
Tehsil Mouda – 441 104
District Nagpur, Maharashtra

Silvassa
342, Kharadpada,
Near Silvassa
Union Territory of Dadra &
Nagar Haveli - 396 235

Vadodara
P. O. Petrochemicals
Vadodara 391 346
Gujarat.

13.15 Address for Correspondence:

(i) Investor Correspondence

For transfer / dematerialisation of shares, payment of dividend on shares, interest and redemption of debentures and any other query relating to the shares, debentures and fixed deposits of the Company.

For Shares/Debenture/Bonds held in Physical form

Karvy Computershare Private Limited
46, Avenue 4, Street No. 1
Banjara Hills
Hyderabad – 500 034
E-Mail: mailmanager@karvy.com

For Shares/Debentures/Bonds held in Demat form:

To the investors' Depository Participant(s)

(ii) Any query on Annual Report

Secretarial Department
Indian Petrochemicals Corporation Limited
P. O. Petrochemicals
District Vadodara 391 346
Gujarat
Email: InvestorRelations.Corpo@ipcl.co.in

(iii) Shareholders are requested to refer to the **Shareholders' Referencer** provided in this Annual report for more information.

13.16 Transfer of unpaid/unclaimed amounts to Investor Education and Protection Fund:

The Company sends letters to investors periodically requesting them to claim the unpaid and unclaimed dividend lying in the unpaid dividend account(s) of the Company before crediting the same to Investor Education and Protection Fund.

During the year under review the Company has credited Rs. 43,17,226 to the Investor Education and Protection Fund pursuant to Section 205C of the Companies Act, 1956 read with the Investor Education and Protection Fund (Awareness and Protection of Investors) Rules, 2001.

14. Compliance Certificate of the Auditors

Certificate from the Auditors of the Company, M/s. Deloitte, Haskins & Sells and M/s. Chaturvedi & Shah confirming compliance with the conditions of Corporate Governance as stipulated under Clause 49 of Listing Agreement, is annexed to the Report on Corporate Governance forming part of the Annual Report.

15. **Adoption of Non-Mandatory Requirements of Clause 49**

The Company complies with the following Non-mandatory requirements stipulated under Clause 49.

Remuneration Committee:

The Company has constituted Remuneration Committee to recommend / review remuneration of the Whole-time Director based on his performance and defined assessment criteria.

Communication to shareholders:

Half yearly Report covering financial results are sent to Members at their registered addresses.

Audit Qualification:

Company is in the regime of unqualified financial statements.

Training of Board Members:

During the year, the Company had organised a two day training programme on Corporate Governance for the Directors of the Company.

Mechanism for evaluating non-executive Board Members:

The Company is developing a suitable process for assessing the effectiveness of the Board and the Committees.

Whistle Blower policy:

The Company has a whistle blower mechanism wherein the employees are free to report violations of laws, rules, regulations or unethical conduct to their immediate supervisor or such other person as may be notified by the management to the workgroups. Such reports received will be reviewed by the Corporate Governance Committee from time to time. The confidentiality of those reporting violations shall be maintained and they shall not be subjected to any discriminatory practices.

16. **Secretarial Audit Report**

The Company has voluntarily appointed Dr. S. D. Israni, Practicing Company Secretary, to conduct Secretarial Audit of the Company for the financial year ended March 31, 2006, who has submitted his report confirming the compliance with all the applicable provisions of various corporate laws. The Secretarial Audit Report is annexed.

17. **Capital Integrity Audit**

The Audit Report, confirming that the total paid-up capital of the Company is in agreement with the total number of shares in physical form and the total number of dematerialised shares held with NSDL and CDSL, is placed before the Board on a quarterly basis. A copy of the Audit Report is submitted to the Stock Exchanges in India where the securities of the Company are listed.

18. **Fee to Statutory Auditors**

The fee paid to the Statutory Auditors for the year was Rs. 1.11 crore (previous year Rs. 0.78 crore), including Rs. 0.17 crore (previous year Rs. 0.17 crore) as fees paid for certification in finance & tax matters.

Auditors' Certificate on Corporate Governance

To the Members,
Indian Petrochemicals Corporation Limited

We have examined the compliance of conditions of Corporate Governance by Indian Petrochemicals Corporation Limited, for the year ended on 31st March 2006, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company for ensuring compliance with the conditions of the Corporate Governance as stipulated in the said Clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and based on the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chaturvedi & Shah Chartered Accountants	For Deloitte Haskins & Sells Chartered Accountants
(Rajesh Chaturvedi) Partner **Membership No.: 45882**	**(P R Barpande)** Partner **Membership No.: 15291**

Mumbai
October 17, 2006

Secretarial Audit Report

The Board of Directors
Indian Petrochemicals Corporation Limited
P.O. Petrochemicals-391346
Dist. Vadodara
Gujarat

We have examined the registers, records, books and papers of Indian Petrochemicals Corporation Limited (the Company), as required to be maintained under The Companies Act, 1956, (the Act) and the Rules made thereunder, The Depositories Act, 1996 and the Byelaws framed thereunder, The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, Listing Agreement with the Stock Exchanges and the provisions contained in the Articles of Association of the Company for the financial year 1st April, 2005 to 31st March, 2006 (the relevant year).

On the basis of the examination and verification carried out by us and the information and explanations furnished to us by the Company and its officers, we report as under:

1. That the Company has complied with the provisions of the Act, the Rules made thereunder read along with its Memorandum and Articles of Association in respect of but not restricted to the following:

   a) Section 3(1)(iv) read with the provisions of section 12 and section 252 of the Act;

   b) Maintenance of the necessary statutory registers and making necessary entries therein;

   c) Filing of necessary and relevant forms and returns with the appropriate authorities;

   d) Constitution, Notices, Meetings and Recording of the Minutes of the Meetings of the Board of Directors;

   e) Constitution, Notices, Meetings and the Recording of the Minutes of the meetings of the Audit Committee, Finance Committee, Shareholders & Investor Grievance Committee, Remuneration Committee and the Special Purpose Committee;

   f) The Annual General Meeting of the Company held on June 27, 2005;

   g) The requirements relating to the Directors' Report.

   h) Transfer / Transmission / of shares and Issue of Duplicate share certificates

   i) Closing the Register of Members/ Debentureholders;

   j) Declaration and payment of dividend;

   k) Amounts borrowed by the Company;

   l) Creation, Modification and Satisfaction of charges;

   m) Investment of Company's funds including Inter – Corporate Loans and Investments and loans to Directors and others;

   n) Disclosure of Interests by the Directors;

   o) Constitution of the Board of Directors and appointment, retirement and reappointment of Directors as also remuneration paid to the Directors;

   p) Transfer of amounts to the Investor Education & Protection Fund;

   q) Employer's and Employees Provident Fund Contribution;

   r) Appointment and Remuneration of Statutory Auditors and Cost Auditors ;

   s) Appointment of Company Secretary;

   t) Approvals as required from the various authorities such as Registrar of Companies, Regional Director, Central Government, etc.

   u) Affixing of name and address of Registered Office;

   v) Maintenance and Usage of Common Seal;

   w) Service of Documents and Notices, etc. upon Members;

   x) Secretarial Standards prescribed by the Institute of Company Secretaries of India.

2. That there was no prosecution initiated against or Show Cause notice received by the Company and no fines and penalties were imposed against the Company, its Directors and Officers under the Act or in connection with securities' related activities.

3. That the Company has complied with the provisions of the Listing Agreement including clauses 16, 20, 21, 31, 32, 35, 38, 41, 47, 49 & 51 and filed notices, disclosures, certificates and press releases in accordance with the said clauses with the Stock Exchanges.

4. That the Company has made due disclosures to the stock exchanges as required by Regulations 7(1), 7(3) and 8(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations,1997 and maintenance of registers required under the said Regulations.

5. That the Company has complied with the provisions of the Depositories Act, 1996 and the Byelaws framed there under by the Depositories with regard to dematerialization /rematerialisation of securities admitted to the Depositories and duly filed with the stock exchanges the quarterly Secretarial Audit Reports as per SEBI Circular D&CC/ FITTC/ CIR – 16/2002, dated 31-12-2002.

6. That the Company has duly complied with the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

For S.D. Israni & Co., Company Secretaries.

Dr. S. D. Israni
Practising Company Secretary
Certificate of Practice No. 2181

Mumbai
September 25, 2006

Directors' Report

Dear Shareholders,

Your Directors have pleasure in presenting the 37th Annual Report and the audited accounts for the year ended March 31, 2006.

Financial Results

The highlights of financial results of the Company for the financial year ended March 31, 2006 is summarised below:

	2005-2006		2004-2005	
	Rs. Crs.	US$ Mn*	Rs. Crs.	US$Mn*
Gross profit before interest, depreciation and extraordinary items	2,170.14	486	1,755.21	401
Add/(Less): Extraordinary items	120.33	27	(61.56)	(14)
Gross Profit before interest and depreciation	2,290.47	513	1,693.65	387
Less: Interest	64.71	14	88.75	20
Finance Charge on leased assets	70.08	16	73.55	17
Depreciation	561.49	126	505.70	116
Profit before Tax	1,594.19	357	1,025.65	234
Less: Provision for Tax	304.00	68	105.99	24
Provision for Deferred Tax	121.80	27	133.93	30
Provision for Fringe Benefit Tax	4.64	1	-	-
Profit after Tax	1,163.75	261	785.73	180
Add: Brought forward from last Balance Sheet	992.65	222	772.82	177
Debenture Redemption Reserve Written Back	5.25	1	57.22	13
Income Tax of earlier years	(5.96)	(1)	4.41	1
Amount Available for Appropriation	2,155.69	483	1,620.18	371
Appropriations:				
General Reserve	600.00	134	500.00	114
Debenture Redemption Reserve	24.12	5	-	-
Proposed/Interim dividend on Equity Shares	136.52	31	111.70	26
Tax on Dividend	19.15	4	15.83	4
Balance carried to Balance Sheet	1,375.90	309	992.65	227

* 1 US$ = Rs 44.615 Exchange rate as on March 31, 2006 (1 US$ = Rs.43.745 as on March 31, 2005)

Overview

The turnover for the year increased by 32 % from Rs. 9,386 crore to Rs. 12,362 crore (US$ 2,771 million). The highlight of the year is the amalgamation of six polyester companies with IPCL resulting in forward integration of the petrochemical chain.

The Net Profit (PAT) for the year was Rs. 1,164 crore, an increase of more than five times in last three years.

Dividend

The Board of Directors had declared interim dividend of Rs. 5.50 (Rupee Five and Paisa Fifty) per equity share on 24,82,25,622 equity shares of Rs. 10 each for the financial year 2005-06. The said dividend was paid to the shareholders of the Company as on the Record Date (May 20, 2006) fixed for the purpose.

Dividend has been paid to the shareholders of the Company on a continuously increasing rate, over the past four years.

The dividend pay-out has been formulated in accordance with the Company's policy to pay dividend linked to long term performance, keeping in view the Company's need for capital, its growth plans and the intent to finance such plans through internal accruals to the maximum. Your directors believe in sustained increase in shareholder value, eventually resulting in a higher return threshold and accordingly the Board of Directors has considered the interim dividend paid as the final dividend for the year ended March 31, 2006.

Management's Discussion & Analysis Report

The Management's Discussion and Analysis Report for the year under review, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is presented in a separate section forming part of the Annual Report.

Scheme of Amalgamation

Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") have been amalgamated with the Company, the Appointed Date being April 01, 2005. The Scheme of amalgamation was sanctioned by Hon'ble High Court of Judicature of Gujarat, at Ahmedabad by its Order dated August 18, 2006 and the Scheme has become effective from September 27, 2006.

The amalgamation of the Transferor Companies with IPCL would enhance efficiency throughout the value chain and ensure optimum utilisation of the resources.

Pursuant to the Scheme of amalgamation, the Company has issued 5,24,77,176 new equity shares of the Company and these shares are being listed with the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Fixed Deposits

As on March 31, 2006, there is no outstanding/ unclaimed public deposits. The Company has not accepted / renewed any fixed deposits during the year under review.

Credit Rating

CRISIL has reaffirmed AAA credit rating for the Company's long term debt programme following merger of the six polyester companies signifying highest safety.

Delisting

During the year under review, the Company's equity shares were delisted from the Calcutta Stock Exchange Association. The Company's equity shares continue to remain listed on Bombay Stock Exchange Limited (BSE) and The National Stock Exchange of India Limited (NSE).

Directors

The Shareholders' Agreement between the Government of India and Reliance Petroinvestments Limited (the promoter of the Company) has ceased to be effective from June 04, 2005. Consequently, during the year Government of India has withdrawn their nominee directors namely Shri Ramesh Inder Singh and Shri Gurdial S. Sandhu from the Board of Directors of the Company. The Board of Directors recorded the valuable contribution made by Shri Ramesh Inder Singh and Shri Gurdial S. Sandhu during their tenure on the Board.

Pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 93 of the Articles of Association of the Company, Shri Shiv Kumar Bhardwaj was appointed as an Additional Director with effect from January 19, 2006. Shri Shiv Kumar Bhardwaj would hold office up to the date of the ensuing Annual General Meeting. The Company has received notice in writing from a member proposing the candidature of Shri Shiv Kumar Bhardwaj for the office of Director, liable to retire by rotation.

In terms of the Articles of Association of the Company, Shri Mukesh D. Ambani, Shri Nikhil R. Meswani and Shri Anand J. Jain, Directors of the Company retire by rotation and being eligible, offer themselves for reappointment at the ensuing Annual General Meeting. Brief resume of the Directors proposed to be appointed/ reappointed, nature of their expertise in specific functional areas and names of companies in which they hold directorships and memberships/ chairmanships of Board Committees, as stipulated under Clause 49 of the Listing Agreements with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217 (2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures from the same;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the statement of affairs of the Company as at March 31, 2006 and of the profit of the Company for the year ended on that date;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts of the Company on a 'going concern' basis.

Auditors and Auditors' Report

Messrs Deloitte Haskins & Sells, Chartered Accountants and Messrs Chaturvedi & Shah, Chartered Accountants, Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for reappointment.

The Company has received letters from them to the effect that their reappointment, if made, would be within the limits prescribed under Section 224(1B) of the Companies Act, 1956 and that they are not disqualified for such reappointment within the meaning of Section 226 of the said Act.

The Notes on Accounts referred to in the Auditors' Report are self-explanatory and therefore do not call for any further comments.

Cost Auditors

The Central Government had directed an audit of the cost accounts in respect of Company's Chemical Products comprising of Synthetics Resins, Plastics, Synthetic Rubber and Linear Alkyl Benzene. The Central Government has approved the appointment of M/s Diwanji & Associates, Shri S. Mallikarjuna Rao and M/s Kiran J. Mehta & Co., Cost Accountants as Cost

Auditors, for conducting cost audit for the financial year ended on March 31, 2006.

Products of the three transferor companies namely Appollo Fibres Limited, India Polyfibres Limited and Recron Synthetics Limited are also subject to Cost Audit and subsequent to the scheme of amalgamation becoming effective the Orders approving the appointment of cost auditors M/s Vimal Kumar & Associates, M/s K G Goyal & Co., and Shri R. C. Srivastava, Cost Accountants for the said companies have been transferred in favour of the Company.

Secretarial Audit Report

Your Company has voluntarily appointed Dr. S. D. Israni & Co., Company Secretaries, to conduct Secretarial Audit of the Company for the financial year ended March 31, 2006. The Secretarial Audit Report addressed to the Board of Directors of the Company is attached to this Annual Report. The Secretarial Audit Report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, Securities Contracts (Regulation) Act, 1956 and all the Regulations of SEBI as applicable to the Company, including the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Particulars of Employees

In terms of the provisions of Section 217 (2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are set out in the Annexure to the Directors' Report. However, as per the provisions of Section 219 (1)(b)(iv) of the Companies Act, 1956, the Annual Report excluding the aforesaid information is being sent to all the Members of the Company and others entitled thereto. Any shareholder interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings & Outgo

The particulars relating to energy conservation, technology absorption, foreign exchange earnings and outgo required to be disclosed under section 217 (1)(e) of the Companies Act, 1956, read with the Companies (Disclosures of Particulars in the Report of Board of Directors) Rules, 1988 is given in the Annexure forming part of this Report.

Transfer of Unpaid / Unclaimed amounts to IEPF

Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, the declared dividends and interest on debentures which remained unpaid/ unclaimed for a period of seven years have been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the said Act.

Corporate Governance

Your Company is committed to maintain the highest standards of Corporate Governance. Your Directors adhere to the requirements set out in the Listing Agreement with the Stock Exchanges and have implemented all the prescribed requirements.

Report on Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges forms part of the Annual Report.

Certificate from the Auditors of the Company, M/s Deloitte Haskins & Sells and M/s Chaturvedi & Shah, confirming compliance of conditions of Corporate Governance as stipulated under the aforesaid Clause 49, is annexed to this Report.

Acknowledgement

Your Directors would like to express their grateful appreciation for assistance and co-operation received from the Financial Institutions, Banks, Government Authorities, Customers, Vendors and Members during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the committed services of the Executives, Staff and Workers of the Company.

For and on behalf of
the Board of Directors

Mukesh D. Ambani
Chairman

Mumbai,
October 17, 2006

Annexure to Directors' Report

Particulars Required Under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988.

A. CONSERVATION OF ENERGY

a) **Energy Conservation measures taken**

IPCL has accorded high priority for efficient utilisation of the scarce and costly energy resources for reducing the cost of production to remain competitive in the market. It has well-established systems that ensure optimum utilisation of energy resources in all its locations. Energy audits are regularly conducted to identify the areas of improvements and steps are taken to implement the measures required for such improvements. The efficiency of Boilers, Heaters, Turbines, etc. are regularly monitored to ensure optimum utilisation of energy in all its locations. Wastages of energy are minimised in all its plants through excellent maintenance practices and house keeping standards.

IPCL's excellent energy performance can be seen from the reduction in the energy index being achieved year after year due to optimum utilisation of energy resources. The newly acquired polyester units have also undertaken energy conservation measures, which have resulted in saving of energy. Further actions are being proposed in these new units to reduce energy consumption further. IPCL's efforts in energy conservation are well recognised with several prestigious awards conferred on it. During the year, the Company has received the following awards for Energy Conservation :

1) Award for Excellence in Natural Gas Conservation-2005 by Gas Authority of India Limited to Baroda Complex.

2) National Award (Runner-up) for Excellence in Energy Management-2005 under Petrochemicals Sector at CII's Energy Summit to Baroda Complex.

3) National Energy Conservation Award by BEE, Ministry of Power, Government of India to Gandhar Complex.

Some of the major measures taken by the Company for Energy Conservation are listed below:

1) Efficiency improvement of a Fired Heater by application of High emissive Zirconium Coating, taking Airpreheater (APH) in line and Convection coil cleaning of Hot Oil heater of Linear Alkyl Benzene (LAB) plant at Baroda Complex which reduced the stack temperature from 430°C to 200°C.

2) Installation of on - line water washing system for two Gas Turbines Air compressors thereby avoiding shut down of about 18-20 hours after every 3 months at Baroda Complex.

3) Ethylene Recovery from purge gas in Linear Low Density Poly Ethylene(LLDPE) plant using membrane technology at Nagothane Complex.

4) Heat Recovery in Polybutadiene Rubber plant at Baroda Complex through higher circulation of around 60 M3/Hr of hot Water through process exchanger and also higher utilization of heated hot Water in Boilers De-aerator resulting in additional heat recovery.

5) Steam optimization by utilization of waste steam from Captive Power Plant -2 (CPP-2) at Gandhar Complex.

6) Fuel gas saving by replacing with higher rating ID fan for furnaces of Gas Cracker Plant of Nagothane Complex.

7) Installation of lower pressure rating cooling tower pump for PVC plant VAR at Gandhar Complex.

8) Steam Coil Air Pre-heater removal from Utility boilers at Gandhar Complex which reduced the pressure drop and subsequently reduced power consumption of ID Fan.

9) Installation of efficient aerodynamic fan blade for Fin-Fan cooler of LAB plant of Baroda Complex which resulted in increase of air flow by 28.5 % and drop in outlet temperature 20° C for process stream which reduced maintenance of compressor.

10) Installation of an Energy Efficient aerodynamic fan at Baroda Complex for new projects cooling tower fan resulting in reduction of power consumption by 21.8 % (10 KW) and increase in air flow by 7.2 %.

11) Use of latest Energy Efficient Steam Traps in High Density Poly Ethylene (HDPE) plant of Gandhar Complex.

12) At our Silvassa Complex the conventional tubes were replaced by high lumen poly lux tubes to reduce energy consumption.

13) Two new fuel efficient FO based D.G. sets were commissioned in Allahabad Complex.

14) Waste Heat Recovery Boiler for FO based D.G. sets was commissioned in Allahabad Complex.

15) To recover waste heat from D.G. sets, Vapour Absorption Chiller was commissioned in Allahabad Complex.

16) Inverter drives were installed on old DV FD fans and PET conveying blowers in Barabanki Complex.

17) Installed HFO based D.G. set to reduce the power generation cost at Dhenkenal Complex.

18) Reduced contract demand of CESCO power from 3500 KVA to 2200 KVA in Dhenkanal Complex.

b) Additional investments / proposals being implemented / planned for reduction of consumption of energy

1) Power saving by stopping of 6 aerators in Effluent Treatment Unit of Nagothane Complex during Non-Monsoon Period.

2) Replacement of Cooling Tower Fans with high efficiency axial flow FRP Fans at Nagothane Complex.

3) Stopping of Ethylene Transfer pump at Gas Cracker-OSBL unit during idle period at Nagothane Complex.

4) Revamping insulation of remaining furnaces in Gas Cracker Unit of Nagothane Complex.

5) Replacement of ID fan of remaining furnaces in Gas Cracker Unit of Nagothane Complex.

6) Installation of WHRB in Cracker Plant by modifying SRT heaters of Baroda Complex.

7) Modification of De-super Heater, Replacement of all Faulty Steam traps & Modification of condensate Systems of Poly Propylene Co-Polymer Plant of Baroda Complex.

8) Revamp of Burner Management System of an Aux. Boiler at Baroda Complex.

9) Replacement of amine pump's motor by turbine to avoid high pressure steam let down at Gandhar Complex.

10) Inefficient cooling water pump replacement for Cooling Tower-04 at Gandhar Complex.

11) Modification in water pumping system at Angareshwar as per the audit study for saving of power at Gandhar Complex.

12) Replacement of faulty steam traps with new efficient ones.

13) Feasibility study of replacement of fan blade for Cooling Tower-02 and 03 at Gandhar Complex.

14) To provide inverter in FD/ID fan in Boiler for energy saving in Dhenkanal Complex.

15) Reduction in FO consumption by HTM optimisation and redesigning of air preheater in Nagpur Complex.

16) Installation of Low Pressure De-humidified Air Unit in Barabanki Complex.

17) Installation of Husk based Power Plant or Steam Boiler to reduce the cost of power generation and steam is under study at Allahabad Complex.

c) Impact of measures at (a) & (b) above for reduction in consumption of energy and on the cost of production of goods

As a result of the Energy Conservation measures taken, ever lowest Specific Energy Consumption of 3.26 MMKCal/MT was achieved by the Company compared to 3.31 MMKCal/MT of previous year (combined energy index of Baroda, Nagothane and Gandhar sites). The Company saved energy equivalent to Rs. 25 crore for the year 2005-06. The overall energy index of IPCL including the amalgamated polyester units for the financial year was 3.27 MMKCal/MT.

d) The energy consumption and energy consumption per unit of production as per Form "A" is given below:

Form 'A'

Form for disclosure of particulars with respect to Conservation of Energy

A. Power and Fuel Consumption

	2005-06**	2004-05
1 Electricity		
(a) Purchased		
Units (lacs)	2,841.12	112.65
Total Amount (Rs. in crore)*	86.23	4.83
Rate / Unit (Rs.)*	3.04	4.29
(b) Own Generation		
(i) Through Diesel Generator Units (lacs)	1,437.16	-
Unit per litre of Diesel oil	4.15	-
Cost / Unit (Rs.)	4.46	-
(ii) Through Steam Turbine / Generator Units (lacs)	19,542.42	19,652.82
Unit per litre of fuel oil/gas	4.98	4.80
Cost / Unit (Rs.)	2.27	2.44
(iii) Through Wind Mill Turbine Units (lacs)	124.32	127.67
2 Furnace Oil (LSHS)		
Quantity (KL)	121,886.64	123,595.68
Total Amount (Rs.in crore)	190.18	140.48
Average rate per KL (Rs.)	15,603.39	11,366.26
3 Others		
(a) Naphtha		
Quantity (MT)	167,127.00	270,293.83
Total Amount (Rs. in crore)	439.02	583.73
Average rate per MT (Rs.)	26,268.53	21,596.22
(b) Gas		
Quantity (1000 SM3)	607,556.66	300,459.59
Total Amount (Rs. in crore)	400.21	125.27
Average rate per 1000 SM3 (Rs.)	6,587.19	4,169.21
(c) Other Liquid Fuels		
Quantity (MT)	19,889.59	5,715.00
Total Amount (Rs. in crore)	39.90	12.55
Average rate per MT (Rs.)	20,059.78	21,961.00
(d) Coal		
Quantity (MT)	24,286.00	-
Total Amount (Rs. in crore)	5.24	-
Average rate per MT (Rs.)	2,158.33	-

* Excluding Demand Charges.

** The numbers for FY 2005-06 are strictly not comparable to FY 2004-05 on account of the impact of the merger

B. Consumption per MT of production

	Electricity (KWH)		Fuel Gas (SM³)		LSHS (Ltr.)		Coal(KG)	
Products	**2005-06**	2004-05	**2005-06**	2004-05	**2005-06**	2004-05	**2005-06**	2004-05
PVC	318	295	37	40	20	38	-	-
LLDPE/HDPE	637	626	20	15	10	17	-	-
LDPE	940	972	28	36	11	5	-	-
PP	345	348	30	25	13	13	-	-
PBR	746	817	320	190	146	229	-	-
EO/EG	437	454	107	90	55	89	-	-
Caustic	3,095	2,956	79	33	42	70	-	-
LAB	430	581	354	490	71	186	-	-
ACN	630	533	40	(12)	12	(8)	-	-
AF	2,283	1,909	1,053	627	562	815	-	-
PFY	896	-	-	-	98	-	40	-
PSF	239	-	-	-	296	-	94	-

Note : The above figures include allocated consumption in supporting utilities and facilities applicable to respective products. The consumption of liquid fuels has been converted to equivalent LSHS.

B. TECHNOLOGY ABSORPTION

Efforts made in technology absorption as per Form 'B' is given below

FORM 'B'

Form for disclosure of particulars with respect to absorption

RESEARCH AND DEVELOPMENT (R&D)

1. **Specific areas in which Research and Development is being carried out by the Company**

Development of advanced technologies in strategic business areas and niche products through innovative approach, sharpening the competitiveness to further advance in market leadership and strengthening intellectual property and knowledge base have been the key drivers behind R&D programs. R&D activities during the year covered the major business sectors of the Company, polymers, polyester intermediates, chemicals, elastomers and cracker products (monomers/co-monomers). Research topics cover diverse areas with emphasis on feedstocks, monomer technologies, newer products, catalysts, adsorbents and specialty chemicals and specialty materials. Besides, R&D has been working in close association with manufacturing & technology departments and Product Application Centers with the objectives of process optimization/improvement, product quality improvement, developing new grades and application for polymeric materials and devise effective means of managing environment.

New grade of Biauxial Oriented Polypropylene (BOPP) for high line speed, improved pipe grade High Density Polyethylene (HDPE), formulations with Ethyl Vinyl Acetate (EVA) for semiconductor and High Flow Flame Retardant (HFFR) applications, Polyamide Polyethylene (PE-PA) blends with excellent barrier properties and specialty acrylic fibre are some of the new products developed during the year.

Noble metal based hydrocarbon oxidation catalyst based on in-house R&D efforts has been developed/scaled up in the catalysts manufacturing facility at Nagothane and is on stream NG3 plant at Hazira Plant of Reliance Industries Limited (RIL), for purification of nitrogen gas stream. The performance of the catalyst is as per expectations.

Catalytic hydrogenation of C5 olefinic stream from naphtha cracker and subsequent blending of hydrogenated stream with the feed naphtha for cracking at Reliance Industries Limited, Hazira has yielded additional ethylene and propylene. Adsorbent based process for the removal of Carbon Dioxide (CO2) from ethylene stream in Low Density Polyethylene (LDPE) plant at Nagothane has been successfully demonstrated at pilot level.

Apart from business oriented projects, a vast number of non-plan projects, 73 in number, referred to by the seven manufacturing sites and Product

Application Centers have been successfully completed.

Exploratory projects on several areas of relevance, like, nano composites of Polypropylene (PP), novel catalyst systems for ethylene polymerization, zeolite composites for hydrocarbon conversion reactions, structure-property relationships in polyolefin and wet air oxidation as means to reduce pollutants in Acrylonitrile (ACN) plant waste water streams have been undertaken.

The Polyester units have focused on production of speciality grades for value addition besides improving the efficiency of existing operations through in-house R&D efforts.

Base papers related to current and future business ventures of the Company were prepared.

IPCL was granted the following patents during the year 2005-06:

- Process for production of para-diethyl benzene.
- High Performance Polyolefin Blends for Industrial Pallets Other Articles and a Process for the preparation thereof.
- A Process for the production of Polylactic Acid (PLA) from Renewable Feedstock.
- Modified metallo-silicate catalyst composite, Process thereof, use thereof in hydrocarbon conversions.
- Process for production of para-diethyl benzene.
- A process for preparation of a novel dehydrogenation catalyst.
- Adsorbent for Olefin Purification.

2. **Benefits derived as a result of R&D efforts**

Successful culmination of R&D projects during the year 2005-06 have led to the implementation of the processes in plants and acceptance of the products by the market. A number of R&D ventures are on the verge of implementation. Short term projects in support of Manufacturing/ Marketing functions have helped to improve process efficiency and product acceptability. Some of the major achievements are:

New Processes / Products Technology launched successfully

- Development of Reliance Oxidation (RELOX) Catalyst for purification of nitrogen process
- Catalyst & Process for Hydrogenation of C5 Stream for improvement in Ethylene & Propylene yields in Cracker Plant
- Biauxial Oriented Polypropylene (BOPP) grade polypropylene
- Development of Superior catalyst formulation for Butene-1 production

Process Technologies developed on laboratory / pilot scale

- Recovery of Spent Hexane from HDPE Plant
- Methyl Acetate hydrolysis to value-added Acetic Acid.
- Copolymers of Lactide and Glacolide for Biomedical Applications
- Adsorptive process for purification of ethylene streams
- High Impact Poly Styrene (HIPS) grade Poly Butadiene Rubber (PBR)
- Polyamide Polyethylene (PA-PE) blends with improved barrier properties
- EVA based formulations for Semiconductor & HFFR applications
- Dehydrogenation catalyst formulations with lower aromatics selectivity
- Process for recovery of value added products from cracker C5 streams
- Lactide polymerization by reactive extrusion & application development of Poly Lactic Acid (PLA)

3. **Future Plan of Action**

R&D would pursue the goal of achieving technological excellence through business oriented research by strengthening its base in core areas of polymers, elastomers, fibres, catalysts and chemicals and initiate research activities in the area of petroleum refining, keeping in view the Company's planned forays into this area that holds the life-line of vital energy sector. Continuing the close co-operation between research and business units and developing partnerships in selected areas with external agencies in science and technology so as to emerge as knowledge based industry through continous innovations. R&D programs planned under different business sectors for the year 2006-07 include:

- Catalyst and processes for monomers and co-monomers production
- Degradable Polyolefin
- Specialty polymers/ new grades of polyolefin for niche market
- Development of blends for automobile applications
- Fluidised Catalytic Cracker (FCC) catalysts and additives for refining operations
- Process modeling and simulation
- Energy efficient separation & purification processes
- New generation catalysts for hydrocarbon conversion processes
- New approaches towards environment management
- Eco-friendly catalysts / Hydrocarbon conversion via bio-routes

4. **Expenditure on Research and Development**

(Rs. in crore)

	2005-06	2004-05
(a) Capital	21.48	0.18
(b) Recurring	88.96	28.12
(c) Total	110.44	28.30
(d) Total R & D expenditure as % of turnover	0.89	0.30

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

1. **Efforts in brief made towards technology absorption, adaptation and innovation**

The Company has successfully absorbed all the imported technologies and suitably adapted in plant operation, which has resulted in maintaining a very high operating rate of plants in all the manufacturing locations. Technological innovations and improvements have been continuously maintained through in-house technical expertise and R&D to sustain higher productivity levels in all its operations. Interaction is also being maintained with foreign collaborators and experts in optimisation of plant operations and achieving excellence in production performance. New product developments were done in close co-ordination with Product Application Centers and R&D group to meet the customers' demands and also to increase customer base for the Company. Regular monitoring system is in place to ensure reduction in raw materials, catalyst and chemicals and utilities consumption, which has given higher contribution during the year. Some of the technology improvements done by the Company are as under:

i. Increase in Naphtha throughput achieved through optimising the gasoline fractionator temperature profile resulting in productivity gain in Naphtha Cracker Plant at Baroda Complex.

ii. Optimization of Acetylene Converter operation leading to additional Ethylene production in Naphtha Cracker Plant of Baroda Complex.

iii. High Temperature Chlorination (HTC) Column trays were replaced from MR-7 valve trays to KG-T Glitz trays to improve Ethylene Dichloride (EDC) quality resulting into sustaining higher productivity level in Vinyl Chloride Monomer (VCM) plant of Baroda Complex.

iv. Oxy Reactor back pressure minimised to reduce temperature and improve conversion in VCM plant of Baroda Complex. This has resulted in reduction in acidity leading to lower caustic consumption besides sustaining continuous operation.

v. Installation of new drying tower at PBR-1 plant at Baroda Complex resulted in reduction of downtime leading to higher production.

vi. Rotomoulding production established in Train 1 of High Density Polyethylene/Linear Low Density Polyethylene (HDPE/ LLDPE) plant at Nagothane Complex for meeting the requirement of customers.

vii. Implementation of Membrane Technology Research (MTR) purge gas recovery scheme resulting in higher value addition and improvement in environment in LLDPE plant of Nagothane Complex.

viii. Indigenous Butene-1 catalyst production at Nagothane Complex leading to import substitution.

ix. Improvement in Ethane recovery in Ethane/Propane Recovery Unit (EPRU) of Gandhar Complex leading to reduction in propane import.

x. Optimisation of Depentanizer column bottom temperature resulted in increased availability of C4 in Gas Cracker plant at Gandhar Complex.

xi. Implementation of Reactor parallel charging in Poly Vinyl Chloride (PVC) plant of Gandhar Complex resulted in improved productivity.

xii. AUTO DOFF technology is adopted on 7,776 spindles to provide equal and measures length of yarn packages to reduce the warping waste at customers end and to suit high speed shuttleless loom weaving in Silvassa Complex.

xiii. High temperature heater technology is incorporated in 10656 spindles to provide filamentation free micro yarn to the high value added fabric exporters and to produce heavy denier suitable for home textiles and furnishing in Silvassa Complex.

xiv. Motorised spindle technology is absorbed on 2,880 spindles to produce yarn with uniform crimp contraction for high end use fabric producing customers in Silvassa Complex.

2. **Benefits derived as a result of the above efforts**

a) Product development/improvement and cost reduction

Productivity improvement with overall cost reduction has been achieved in all plants through close monitoring of plant operation and based on the technology absorption, adoption and upgradation. Depending on customer requirements, the existing product grades were modified and also new grades were developed as part of import substitution and increasing the customer base of the Company. With greater emphasis for efficient utilisation of scarce energy resources, energy reduction has been achieved with cost reduction in the plants based on the absorbed state of the art technology. The efficiency of the operation has been closely monitored and improved on continuous basis, which has resulted in saving in raw materials, catalyst and chemicals and utilities consumption resulting in cost reduction.

b) Import Substitution

In the present liberalised competitive environment, the Company has resorted to import substitution only as part of effective cost control measures based on techno-economic considerations and for meeting the emergency requirements. Based on this strategy, our Company has indigenised some of the imported catalysts and chemicals and also some of the major engineering items like valves, filters, mechanicals seals, chlorine compressor gear box and other major machine components like Gland packing, 'O' rings, etc. The Company has developed many new product grades besides the products manufactured to substitute imports and increase the customer base.

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

(1) Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services and export plans.

The Company has continued to maintain focus and avail of export opportunities based on economic considerations.

(2) Total Foreign Exchange used and earned:

(Rs. in crore)

		2005-06	2004-05
a.	Total foreign exchange earned	**1,604.29**	1,608.52
b.	Total savings in foreign exchange through products manufactured by the Company and deemed exports.	**5,650.02**	5,803.00
	Sub total (a) + (b)	**7,254.31**	7,411.52
c.	Total foreign exchange used	**1,812.39**	1,490.91

For and on behalf of the Board of Directors

Mukesh D. Ambani
Chairman

Mumbai,
October 17, 2006

Auditors' Report

To the Members,

INDIAN PETROCHEMICALS CORPORATION LIMITED

We have audited the attached Balance Sheet of **Indian Petrochemicals Corporation Limited** as at 31st March, 2006, the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with Auditing Standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

3. Further to our comments in the Annexure referred to in paragraph 2 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books;

   c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d) As explained in Note 4 of Schedule O in accordance with the Scheme of Amalgamation approved by the Honorable High Court of Gujarat, the excess of amount of consideration over the fair value of the net assets, debenture redemption reserve and expenses incurred on amalgamation has been credited in Securities Premium Account.

   Having regard to this, in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in compliance with the Accounting Standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956;

   e) On the basis of the written representations received from the Directors as on 31st March, 2006 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2006 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act 1956.

   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with significant accounting policies and other notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2006;

   (ii) in the case of Profit and Loss Account, of the profit of the Company for the year ended on that date; and

   (iii) in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

(Rajesh Chaturvedi)
Partner
Membership No.: 45882

For **Deloitte Haskins & Sells**
Chartered Accountants

(P R Barpande)
Partner
Membership No.: 15291

Mumbai
17th October, 2006

Annexure to the Auditors' Report

Re: Indian Petrochemicals Corporation Limited
(Referred to in paragraph 2 of our report of even date)

(i) In respect of its fixed assets:

a. The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

b. The Company has physically verified certain fixed assets during the year in accordance with a programme of verification, which in our opinion provides for physical verification of the fixed assets at reasonable intervals. No material discrepancies were noticed on such physical verification.

c. In our opinion, the Company has not disposed off a substantial part of its fixed assets during the year and the going concern status of the Company is not affected.

(ii) In respect of its inventories:

a. The inventory has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.

b. In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

c. In our opinion and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.

(iii) According to the information and explanations given to us, the company has not granted or taken any loans, secured or unsecured to or from companies, firms, parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause (iii) of Paragraph 4 of the Companies (Auditors' Report) Order 2003, is not applicable to the Company.

(iv) In our opinion, and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business for the purchase of inventory, fixed assets and also for the sale of goods and services. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal control systems.

(v) In respect of particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956;

a. In our opinion and according to the information and explanations given to us, particulars of contracts or arrangements that needed to be entered in the register have been so entered.

b. In our opinion, and according to the information and explanations given to us, there are no transactions in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956 aggregating during the year to Rs. 5,00,000/- (Rupees Five Lakhs only) or more in respect of any party in the said financial year.

(vi) In our opinion and according to the information and explanations given to us, the company has complied with the provisions of sections 58A and 58AA and other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975. No order has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal.

(vii) In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.

(viii) The Central Government has prescribed maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 in respect of certain manufacturing activities of the Company. We have broadly reviewed the account and records maintained by the Company in this connection and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, carried out a detailed examination of the same to determine whether they are accurate or complete.

(ix) According to the information and explanations given to us, in respect of statutory and other dues:

a. According to the records of the Company, undisputed statutory dues, including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs Duty, Excise Duty, Cess and any other statutory dues have been generally regularly deposited with the appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at 31st March, 2006 for a period of more than six months from the date of becoming payable.

b. The disputed statutory dues aggregating to Rs. 106.81 crore, that have not been deposited on account of matters pending before appropriate authorities are as under:

Sr.No	Name of the statute	Nature of the dues	Amount (Rs. in crore)	Period to which the amount relates	Forum where dispute is pending
1	Income Tax Act, 1961	Income-Tax/penalties	3.75	2002-03	Commissioner of Income-Tax (Appeals)
2	Central Excise Act, 1944	Excise Duty and Service Tax	19.09	1993-94 to 1995-96, 1999-00 & 2002-03 to 2004-05	Assistant / Joint / Commissioner of Central Excise (Appeals)
			5.95	1987-88 to 1989-90, 1993-1994, 1994-95 to 2003-2004	Central Excise and Service Tax Appellate Tribunal
			1.56	1991-92 to 1995-1996	High Court
			19.23	1995-96 to 1996-97 & 2000-2001 to 2001-02	Supreme Court
3	Central Sales Tax Act, 1956 and Sales Tax Act of various states	Sales Tax/Entry Tax and Trade Tax	16.38	1991-92 to 2001-02	Assistant / Deputy / Additional / Joint Commissioner of Sales Tax (Appeals)
			37.92	1992-93 to 2001-02	Appellate Tribunal
			0.32	2003-04	High Court
4	Textile Committee Act, 1963	Textile Committee Cess	2.61	1997-98 to 2005-06	Textile Committee Tribunal
		TOTAL	**106.81**		

(x) The Company does not have accumulated losses at the end of the financial year. The Company has not incurred cash losses during the financial year covered by the audit and in the immediately preceding financial year.

(xi) Based on our audit procedures and according to the information and explanation given to us, we are of the opinion that the Company has not defaulted in the repayment of dues to financial institutions, banks or debenture holders.

(xii) In our opinion and according to the explanations given to us and based on the information available, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund or a nidhi/mutual benefit fund/society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xiv) The Company has maintained proper records of transactions and contracts in respect of dealing or trading in shares, securities, debentures and other investments and timely entries have been made therein. All shares, debentures and other investments have been held by the Company in its own name.

(xv) The Company has given guarantees for loans taken by others from banks or financial institutions. According to the information and explanations given to us, we are of the opinion that the terms and conditions thereof are not prima facie prejudicial to the interests of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the terms loans have been applied for the purpose for which they were raised.

(xvii) According to the information and explanation given to us and on an overall examination of the balance sheet of the company, we are of the opinion that there are no funds raised on short-term basis that have been used for long-term investment.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956.

(xix) The Company has not issued any Debentures during the year. Attention is invited to Note 2 to Schedule C – "Secured Loans" of accounts.

(xx) The Company has not raised any monies by way of public issues during the year.

(xxi) In our opinion and according to the information and explanations given to us, no material fraud on or by the company has been noticed or reported during the course of our audit.

For **Chaturvedi & Shah**
Chartered Accountants

(Rajesh Chaturvedi)
Partner
Membership No.: 45882

For **Deloitte Haskins & Sells**
Chartered Accountants

(P R Barpande)
Partner
Membership No.: 15291

Mumbai
17th October, 2006

Balance Sheet as at 31st March, 2006

(Rs. in crore)

	Schedule	As at 31st March, 2006		As at 31st March, 2005	
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	249.05		249.05	
Equity Share Suspense (Refer note no 4(a)(ii) of Schedule 'O')		39.12		-	
Reserves and Surplus	'B'	4,681.92		2,672.00	
			4,970.09		2,921.05
Loan Funds					
Secured Loans	'C'	596.24		659.85	
Unsecured Loans	'D'	605.17		100.40	
			1,201.41		760.25
Deferred Tax Liability			1,100.61		1,101.16
Liability for Leased Assets			459.98		493.39
TOTAL			7,732.09		5,275.85
APPLICATION OF FUNDS					
Fixed Assets					
Gross Block	'E'	11,201.77		9,785.77	
Less: Depreciation		5,340.47		4,780.77	
Net Block		5,861.30		5,005.00	
Capital Work-in-Progress		97.07		58.80	
			5,958.37		5,063.80
Investments	'F'		179.82		165.33
Current Assets, Loans and Advances					
Current Assets	'G'				
Inventories		1,226.13		623.12	
Sundry Debtors		450.48		701.06	
Cash and Bank Balances		1,079.57		664.82	
		2,756.18		1,989.00	
Loans and Advances	'H'	1,652.55		456.58	
		4,408.73		2,445.58	
Less: **Current Liabilities and Provisions**	'I'				
Current Liabilities		2,384.10		1,999.47	
Provisions		430.73		399.39	
		2,814.83		2,398.86	
Net Current Assets			1,593.90		46.72
TOTAL			7,732.09		5,275.85
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

(Rajesh Chaturvedi)
Partner

For Deloitte Haskins & Sells
Chartered Accountants

(P. R. Barpande)
Partner

Mumbai
17th October, 2006

For and on behalf of the Board

Mukesh D. Ambani - Chairman

Nikhil R. Meswani
Anand J. Jain
Kamal P. Nanavaty
Rajendra S. Lodha
Shailesh V. Haribhakti
Lalit Bhasin
Sandeep H. Junnarkar
Shiv Kumar Bhardwaj
} Directors

Sandesh K. Anand - Wholetime Director
Shashikala Rao - Company Secretary

Profit and Loss Account for the year ended 31st March, 2006

(Rs. in crore)

	Schedule	2005-06		2004-05	
INCOME					
Turnover		12,362.20		9,385.55	
Less: Excise duty Recovered on Sales		1,439.80		1,186.43	
Net Turnover			10,922.40		8,199.12
Other Income	'J'		266.93		132.17
Variation in Stock	'K'		232.41		2.92
			11,421.74		8,334.21
EXPENDITURE					
Purchases			111.97		63.65
Manufacturing and Other Expenses	'L'		9,019.30		6,576.91
Interest	'M'		134.79		162.30
Depreciation			561.49		505.70
			9,827.55		7,308.56
Profit Before Tax			1,594.19		1,025.65
Provision for Current Taxation			304.00		105.99
Provision for Deferred Tax			121.80		133.93
Provision for Fringe Benefit Tax			4.64		-
Profit After Tax			1,163.75		785.73
Add: Balance brought forward from last year			992.65		772.82
Add: Debenture Redemption Reserve Written Back			5.25		57.22
Add/(Less): Taxation for earlier years			(5.96)		4.41
Amount Available for Appropriations			2,155.69		1,620.18
APPROPRIATIONS					
General Reserve		600.00		500.00	
Transferred to Debenture/Bond Redemption Reserve		24.12		-	
Proposed Dividend on Equity Shares		-		111.70	
Interim Dividend on Equity Shares		136.52		-	
Tax on Interim/Proposed Dividend		19.15		15.83	
			779.79		627.53
Balance Carried to Balance Sheet			1,375.90		992.65
Basic Earnings per Share of Rs. 10 each (in Rupees)			40.29		31.83
Diluted Earnings per Share of Rs. 10 each (in Rupees) (Refer note no. 15 of Schedule 'O')			40.21		31.83
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

(Rajesh Chaturvedi)
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

(P. R. Barpande)
Partner

For and on behalf of the Board
Mukesh D. Ambani - Chairman
Nikhil R. Meswani
Anand J. Jain
Kamal P. Nanavaty
Rajendra S. Lodha
Shailesh V. Haribhakti
Lalit Bhasin
Sandeep H. Junnarkar
Shiv Kumar Bhardwaj } Directors
Sandesh K. Anand - Wholetime Director
Shashikala Rao - Company Secretary

Mumbai
17th October, 2006

Cash Flow Statement Annexed to the Balance Sheet for the year 2005-06

(Rs. in crore)

		2005-06		2004-05
A: CASH FLOW FROM OPERATING ACTIVITIES:				
Net Profit before Tax as per Profit and Loss Account		1,594.19		1,025.65
Adjusted for:				
Depreciation	561.49		505.70	
Impairment of Asset	-		20.19	
Interest Expenses	134.79		162.30	
Interest Income	(93.69)		(17.55)	
Provision for Doubtful Debts / Advances	-		6.26	
Profit on Sale of Fixed Assets	(0.64)		(1.84)	
Loss on Sale / Discarding of Fixed Assets	3.21		0.96	
Profit on Sale of Investments	(1.39)		(5.73)	
Dividend on Investment	(7.77)		-	
Liability No Longer Required Written Back	(120.33)		-	
Effect of Exchange Rate Change	(8.31)		(17.36)	
		467.36		652.93
Operating Profit before Working Capital Changes		2,061.55		1,678.58
Adjusted for:				
Trade and Other Receivables	(719.65)		(378.61)	
Inventories	(350.67)		149.98	
Trade Payables	(17.39)		1,091.01	
		(1,087.71)		862.38
Cash Generated from Operations		973.84		2,540.96
Taxes Paid		(270.28)		(85.21)
Net Cash from Operating Activities		703.56		2,455.75
B: CASH FLOW FROM INVESTING ACTIVITIES:				
Purchase of Fixed Assets		(153.81)		(135.45)
Sale of Fixed Assets		34.04		2.74
Purchase of Investments		(32.89)		(36.02)
Dividend on Investment		7.77		-
Sale of Investments		18.42		21.92
Net Receipts from Sale of Current Investment		1.39		5.73
Interest Income		75.15		14.36
Net Cash Used in Investing Activities		(49.93)		(126.72)

Cash Flow Statement Annexed to the Balance Sheet for the year 2005-06 (Contd.)

(Rs. in crore)

	2005-06	2004-05
C: CASH FLOW FROM FINANCING ACTIVITIES:		
Call Money Received against Equity Shares	46.37	-
Proceeds from Long Term Borrowings	494.76	-
Repayment of Long Term Borrowings	(478.39)	(544.19)
Short Term Borrowings (Net)	(33.11)	(870.53)
Liability for leased assets	(33.41)	(34.52)
Dividends Paid	(111.61)	(62.21)
Tax on Dividend Paid	(15.67)	(8.11)
Interest Paid	(45.42)	(121.71)
Financing Charges on Leased Assets	(70.08)	(73.55)
Net Cash Used in Financing Activities	(246.56)	(1,714.82)
Net Increase / (Decrease) in Cash and Cash Equivalents	407.07	614.21
Opening Balance of Cash and Cash Equivalents	664.82	50.61
Add: On Amalgamation	7.68	-
Closing Balance of Cash and Cash Equivalents	1,079.57	664.82
	407.07	614.21

Note:

The Cash Flow Statement has been prepared under the 'Indirect Method' as set out in Accounting Standard - 3 on Cash Flow Statement issued by the Institute of Chartered Accountants of India.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

(Rajesh Chaturvedi)
Partner

For Deloitte Haskins & Sells
Chartered Accountants

(P. R. Barpande)
Partner

Mumbai
17th October, 2006

For and on behalf of the Board

Mukesh D. Ambani - Chairman

Nikhil R. Meswani
Anand J. Jain
Kamal P. Nanavaty
Rajendra S. Lodha
Shailesh V. Haribhakti
Lalit Bhasin
Sandeep H. Junnarkar
Shiv Kumar Bhardwaj } Directors

Sandesh K. Anand - Wholetime Director
Shashikala Rao - Company Secretary

Schedules forming part of the Balance Sheet

SCHEDULE 'A'

SHARE CAPITAL

(Rs. in crore)

		As at 31st March, 2006	As at 31st March, 2005
Authorised			
40,00,00,000 (40,00,00,000)	Equity Shares of Rs. 10/- each	400.00	400.00
40,00,00,000 (40,00,00,000)	Non - Convertible Redeemable Preference Shares of Rs. 10/- each	400.00	400.00
		800.00	800.00
Issued			
25,05,33,761 (25,05,33,761)	Equity Shares of Rs. 10/- each fully paid up	250.53	250.53
Subscribed and Paid up			
24,82,25,622 (24,82,25,622)	Equity Shares of Rs. 10/- each fully paid up	248.22	248.22
	Add: Shares forfeited (amount originally paid up)	0.83	0.83
		249.05	249.05

Notes:

Of the above Equity Shares:

(a) 5,35,000 (5,35,000) Shares were alloted pursuant to a contract without payments received in cash.

(b) 4,38,47,244 (4,38,47,244) Shares were alloted on conversion of the Partly Convertible Debentures / Foreign Currency Convertible Bonds and annulment of forfeiture.

(c) Refer Note No. 4 of Schedule 'O'

SCHEDULE 'B'

RESERVES AND SURPLUS

(Rs. in crore)

	As at 31st March, 2006		As at 31st March, 2005	
Debentures Redemption Reserve				
As per last Balance Sheet	24.00		81.22	
Add: On Amalgamation*	1.05		-	
Add/(Less): Transferred from Profit and Loss Account (Net)	18.87		(57.22)	
		43.92		24.00
Securities Premium Account				
As per last Balance Sheet	549.45		563.13	
Add: On Amalgamation*	1,006.75		-	
Less: Premium on redemption of debentures / bonds	-		13.68	
		1,556.20		549.45
General Reserve				
As per last Balance Sheet	1,105.90		605.90	
Add: Transferred from Profit and Loss Account	600.00		500.00	
		1,705.90		1,105.90
Profit and Loss Account		1,375.90		992.65
		4,681.92		2,672.00

* Refer note no 4(a)(iii) of Schedule 'O'

Schedules forming part of the Balance Sheet

SCHEDULE 'C'

(Rs. in crore)

SECURED LOANS	As at 31st March, 2006		As at 31st March, 2005	
(A) DEBENTURES				
a) Non Convertible Debentures	75.00		136.33	
b) Debenture Suspense Account (Refer note 2 below)	413.95		-	
		488.95		136.33
(B) TERM LOANS				
From Banks				
a) Foreign Currency Loans	28.82		480.57	
b) Rupee Loans	50.00	78.82	35.00	515.57
(C) WORKING CAPITAL LOANS				
From Banks				
Rupee Loans		28.47		7.95
		596.24		659.85

Notes:

1. Debentures referred to in A(a) above consist of (i) 9.9% 'S' Series Debenture of Rs. 10 lakhs each aggregating Rs. 35 crore redeemable at par on 25th June, 2007 and (ii) 9.6% 'T' Series Debenture of Rs. 10 lakhs each aggregating Rs. 40 crore redeemable at par on 12th July, 2007. The Debentures are secured by way of first equitable mortgage on all those pieces and parcels of land admeasuring 2.04 acres situated at Village Angadh, District Vadodara in the State of Gujarat together with all the structures thereon and on all plant, machinery and equipments both present and future attached thereto, located at the Vadodara Complex of the Company.

2. (a) Debenture Suspense Account includes Optionally Fully Convertible Debentures aggregating Rs. 145 crore, the holders of which have exercised the conversion option by making an application with further payments of Rs. 261 crore. In terms of and pursuant to the Scheme of Amalgamation and upon exercise of the conversion option, the aggregate amount of Rs. 406 crore has been appropriated and 1,33,55,263 Equity Shares of Rs. 10 each credited as fully paid up have been allotted on 13th October, 2006 to the debentureholders.

   (b) Balance Debentures under Debenture Suspense Account aggregating Rs. 268.95 crore are to be allotted to the secured creditors including debentureholders of the transferor companies in terms of the Scheme of Amalgamation sanctioned by Gujarat High Court. Such debentures shall be secured by the mortgages and charges over the properties acquired by the Company pursuant to the Scheme. These Debentures are redeemable at par, in one or more instalments, on various dates, with the earliest redemption being on 31st March, 2007 and the last being on 6th May, 2015.

3. Term Loans are secured as under:

   (a) Foreign currency term loan referred to in B(a) above are secured on land admeasuring 1 acre situated at Village Angadh, District Vadodara in the State of Gujarat together with all the structures thereon and all plant, machinery & equipments both present and future attached thereto, and the whole of the other fixed assets of Vadodara and Gandhar Complexes of the Company except all the pieces and parcels of land of the said complexes.

   (b) Rupee loan referred to in B(b) above are to be secured by way of first charge over Plant and Machinery situated at Silvassa unit and second charge over fixed assets, present and future, except the assets which are exclusively charged to other banks/ financial institutions etc.

4. Working capital loans from Banks referred to in C above are secured/to be secured by hypothecation of stocks of raw materials, stock-in-process, finished goods, stores, receivables and goods in transit of our Vadodara, Gandhar, Nagothane, Allahabad and Silvassa units.

Schedules forming part of the Balance Sheet

SCHEDULE 'D'

UNSECURED LOANS

(Rs. in crore)

		As at 31st March, 2006		As at 31st March, 2005
(A) Long Term				
From Banks:				
Foreign Currency Loans	446.69		-	
From Others:				
Rupee Loan	51.93		34.29	
Others	39.62		-	
		538.24		34.29
(B) Short Term				
From Banks		37.12		65.62
(C) Deferred Sales Tax Liability		29.81		-
(D) Fixed Deposits		-		0.49
		605.17		100.40

Schedules forming part of the Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

PARTICULARS	GROSS BLOCK					DEPRECIATION					NET BLOCK	
	As at 01.04.2005	Acquired on Amalgamation	Additions/ Adjustments	Deductions/ Adjustments	As at 31.03.2006	Up To 01.04.2005	For the year	Deductions/ Adjustments	Impairment	Up to 31.03.2006	As at 31.03.2006	As at 31.03.2005
OWN ASSETS												
Leasehold Land	47.25	57.55	-	-	104.80	7.54	1.20	-	-	8.74	96.06	39.71
Freehold Land	43.92	75.65	0.45	18.74	101.28	-	-	-	-	-	101.28	43.92
Buildings	556.66	286.13	6.43	3.37	845.85	137.26	19.87	1.34	-	155.79	690.06	419.40
Plant & Machinery	8,275.35	877.87	142.73	15.59	9,280.36	4,343.19	480.76	0.28	-	4,823.67	4,456.69	3,932.16
Railway Sidings	3.07	-	-	-	3.07	2.37	0.10	-	-	2.47	0.60	0.70
Furnitures & Fixtures	109.59	2.58	1.69	0.03	113.83	86.91	4.82	-	-	91.73	22.10	22.68
Vehicles & Locomotives	17.68	2.29	1.02	0.66	20.33	15.17	0.93	0.17	-	15.93	4.40	2.51
Jetties	49.56	-	-	-	49.56	49.56	-	-	-	49.56	-	-
Sub Total	9,103.08	1,302.07	152.32	38.39	10,519.08	4,642.00	507.68	1.79	-	5,147.89	5,371.19	4,461.08
LEASED ASSETS												
Plant and Machinery	682.69	-	-	-	682.69	138.77	53.81	-	-	192.58	490.11	543.92
Sub Total	682.69	-	-	-	682.69	138.77	53.81	-	-	192.58	490.11	543.92
Total	9,785.77	1,302.07	152.32	38.39	11,201.77	4,780.77	561.49	1.79	-	5,340.47	5,861.30	5,005.00
Previous year	9,646.89	-	176.05	37.17	9,785.77	4,260.96	505.70	6.08	20.19	4,780.77	5,005.00	
Capital Work-in-Progress											97.07	58.80

Notes:

(a) Leasehold Land and Capital Work-in-Progress includes Rs. 18.24 crore (previous year Rs. 15.66 crore) in respect of which lease deeds are pending execution.

(b) Leasehold Land and Capital Work-in-Progress includes Land of Rs. 1.64 crore & Rs. 2.58 crore respectively, held for disposal.

(c) Buildings include:

(i) Cost of Shares in Co-operative Housing Societies of Rs. 11400 (previous year Rs. 11400).

(ii) Rs. 4.88 crore (previous year Rs. 4.88 crore) in respect of which conveyance deed is pending.

(d) Capital Work-in-Progress includes Rs. 3.13 crore (previous year Rs. 6.60 crore) on account of construction materials at site and Rs. 37.21 crore acquired on amalgmation.

(e) Cost of Jetty constructed by the Company is amortised over the period of agreement with Gujarat Maritime Board, so that the aggregate depreciation provided to date is not less than the aggregate rebate availed by the company.

(f) Additions / Adjustments include Gain of Rs. 1.64 crore (Previous year Loss of Rs. 8.77 crore) on account of exchange rate difference during the year.

(g) Leased Assets - refer note nos. 9(b) and (c) of Schedule 'O'.

Schedules forming part of the Balance Sheet

SCHEDULE 'F'

(Rs. in crore)

INVESTMENTS		As at 31st March, 2006		As at 31st March, 2005
Long Term Investments				
Government and other securities				
Unquoted				
National Savings Certificates of the face value Rs.35,000 (Previous Year Rs. 18,000) [Deposited with Government Authorities Rs. 35,000 (Previous Year Rs. 9,000)]		0.01		-
Other Investments				
88 (88) Pass Through Certificates (PTC) issued by Indian Residential MB S Trust - Series VI		22.38		40.80
Trade Investments				
In Equity Shares - Unquoted, fully paid up				
62,63,125 (62,63,125) Indian Vaccines Corporation Ltd. of Rs. 10 each	6.26		6.26	
Less: Provision for Diminution in Value of Investment	2.15		2.15	
		4.11		4.11
50,000 (-) Rosche Trading Pvt. Ltd. of Rs. 10 each		0.05		-
12,04,20,000 (12,04,20,000) Gujarat Chemical Port Terminal Company Ltd. of Rs. 10 each		120.42		120.42
In Preference Shares - Unquoted, fully paid up				
3,865 (-) 10% Redeemable Non Cumulative Non Convertible Shares of Synergy Synthetics Pvt. Ltd of Rs. 10 each		0.39		-
9,535 (-) 10% Redeemable Non Cumulative Non Convertible Shares of Deccan Finvest Pvt. Ltd of Rs. 10 each		9.54		-
60 (-) 10% Redeemable Non Cumulative Non Convertible Shares of Recron Polyesters Pvt. Ltd of Rs. 10 each		0.01		-
In Preference Shares - Unquoted, partly paid up				
90,000 (-) 12% Cumulative Preference Shares of Rosche Trading Pvt. Ltd of Rs. 100 each Rs. 49.50 paid-up.		0.50		-
Current Investments				
In Units - Unquoted				
2,22,97,348 (-) Prudential ICICI Institutional Liquid Plans - Super Institutional Growth		22.41		-
		179.82		165.33

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.)

(Rs. in crore)

AGGREGATE VALUE OF	As at 31st March, 2006		As at 31st March, 2005	
	Book Value	Market Value	Book Value	Market Value
Unquoted Investments	179.82	-	165.33	-

Movements during the year
Purchased and sold

Mutual Fund Units	Face Value (Rs.)	Nos. (crore)	Cost (Rs. in crore)
Reliance Liquid Fund Cash Plan - Growth Option	10.00	5.45	88.25
Reliance Liquid Fund Treasury Plan Growth Option	10.00	7.69	90.00
P31 INP Prudential ICICI Liquid Plan Institutional Growth Option	10.00	83.88	1394.80
P32 IPS Prudential ICICI Liquid Plan Institutional Plus Daily Dividend Option	10.00	36.33	430.57
P32 ISD Prudential ICICI Institutional Liquid Plan Super Institutional Daily Dividend Option	10.00	47.08	470.77
DSP Merrill Lynch Liquidity Fund Regular Daily Dividend Option Reinvestment Dividend	10.00	57.96	580.17
DSP Merrill Lynch Liquidity Fund Institutional Plan - Daily Dividend Option Reinvestment	1000.00	1.80	1801.38
DSP Merrill Lynch Fixed Term Plan Series 14 Dividend	10.00	2.50	25.00
Franklin Templeton Indian Treasury Management Regular Plan - Daily Dividend Reinvestment	1000.00	0.00	0.50
Franklin Templeton Indian Treasury Management Institutional Plan - Daily Dividend Reinvestment	1000.00	0.01	11.25
Franklin Templeton Indian Treasury Management Super Institutional Plan - Daily Dividend Reinvestment	1000.00	0.07	65.05
Standard Chartered Mutual Fund G-121 Grindlays Fixed Maturity 18th Plan Dividend	10.00	3.50	35.00
G66 Standard Chartered Liquidity Management Daily Dividend	10.00	22.74	227.47
HDFC Floating Rate Income Fund Short Term Plan Dividend Reinvestment Daily	10.00	13.90	140.11
DSP Merrill Lynch Floating Rate Fund Institutional Plan - Daily Dividend Option Reinvestment Dividend	1000.00	0.01	5.02
B503DD Birla Cash Plus - Institutional Premium - Daily Dividend - Reinvestment	10.00	25.23	252.83
B47 Birla Sunlife Cash Management IP Daily Dividend - Reinvestment Plan	10.00	44.86	448.73
Kotak Liquid Institutional Premium Daily Dividend - Reinvestment Plan	10.00	0.41	5.00
Prudential ICICI Liquid Fund - Daily Dividend Growth Option	10.00	23.08	273.60
Prudential ICICI Floating Rate Plan - C Growth	10.00	1.78	1.87

Schedules forming part of the Balance Sheet

SCHEDULE 'G'

(Rs. in crore)

CURRENT ASSETS	As at 31st March, 2006		As at 31st March, 2005	
INVENTORIES				
Stores, Chemicals and Packing Materials	242.22		179.69	
Raw Materials	312.45		110.23	
Stock-in-Process	40.40		27.55	
Finished Goods (including traded goods)	631.06		305.65	
		1,226.13		623.12
SUNDRY DEBTORS (Unsecured)				
Over six months	6.19		-	
Others, considered good	450.48		701.06	
	456.67		701.06	
Less: Provision for doubtful debts	6.19		-	
		450.48		701.06
CASH AND BANK BALANCES				
Cash on hand	0.03		0.03	
Balance with Banks				
In Current Accounts with Scheduled Banks	12.96		64.21	
In Fixed Deposit Accounts:				
With Scheduled Banks	1,066.58		600.58	
		1,079.57		664.82
In Post Office Savings Bank account Rs. 1,000 (Previous year Rs. 1,000) [Maximum balance during the year Rs. 1,000 (Previous year Rs. 1,000)]				
		2,756.18		1,989.00

SCHEDULE 'H'

(Rs. in crore)

LOANS AND ADVANCES	As at 31st March, 2006		As at 31st March, 2005	
Advances recoverable in cash or in kind or for value to be received				
Secured, considered good	72.53		44.40	
Unsecured, considered good	1,379.40		281.97	
Unsecured, considered doubtful	5.62		41.09	
	1,457.55		367.46	
Less: Provision for Doubtful Advances	5.62		41.09	
		1,451.93		326.37
Advance Tax (net of provisions)		63.50		111.90
Balance with Customs, Central Excise Authorities, etc.		137.12		18.31
		1,652.55		456.58

Advances include:

(i) Rs. 5.66 crore (Previous Year Rs. 13.41 crore) in respect of advances for projects / schemes under implementation.

Schedules forming part of the Balance Sheet

SCHEDULE 'I'

(Rs. in crore)

CURRENT LIABILITIES AND PROVISIONS		As at 31st March, 2006		As at 31st March, 2005
CURRENT LIABILITIES				
Sundry Creditors * - Small Scale Industries	2.77		0.19	
- Others @	2,367.91		1994.70	
Unpaid Dividend #	2.74		2.65	
Unpaid Matured Deposits (a) #	-		0.06	
Unpaid Matured Debentures / Bonds (b) #	1.33		1.39	
Interest Accrued on (a) and (b) above #	0.30		0.42	
Interest Accrued but not due on Loans	9.05		0.06	
		2,384.10		1,999.47
PROVISIONS				
Provision for Wealth Tax	0.24		0.13	
Provision for Leave Encashment, Gratuity & Other Funds	137.65		98.87	
Other Provisions **	137.17		173.02	
Proposed Dividend / Interim Dividend	136.52		111.70	
Tax on Dividend	19.15		15.67	
		430.73		399.39
		2,814.83		2,398.86

* Small Scale Industrial undertaking to whom amounts are due has been determined based on the information available with the Company and are as follows:

V.K. Enterprise, Coolflo Engineering Pvt. Ltd., Shri Saibaba Cotton Waste Spinning Mills, Kone Elevator India Ltd., HI Speed Turbo Drives, Oxide (India) Pvt. Ltd., Mihila Rasayan Pvt. Ltd, JRE Pvt. Ltd, Viraj Enterprise, Shah Bhogilal Jethalal, Emerson Net Work, Ramco Chemicals, Universal Wire Product, R.D. Brothers, Bela Instruments, Paradise Rubber Pvt. Ltd., Techno Timber, S.K. Chemicals, Jubilio Chem Pvt. Ltd., Asiatic Enterprise, H.P. Cotton Textile Mills Ltd., Komal Pharmaceuticals, Brijesh Packaging Pvt. Ltd., Chem-Sell, Girnar Packaging, Ipsa Texchem Pvt. Ltd., Nice Pack Industries Pvt. Ltd, Pooja Paper Crafts, Rimple Packaging Pvt. Ltd., Supack Industries Pvt. Ltd., Shree Krishna Packaging, Unicon Fibro Chemicals Pvt. Ltd., Sriram Filteration & Engineering Co., U K Enterprise, Valtech Industries, Macro Tech, Rubbertech India, Essem Industries, Ganesh Industries, Orissa Air Products Pvt. Ltd., International Rubber Industries, Orbit Electronics, Uktal Industries & Safety, Fair-Deal Sales & Services and M S Engineering, J K Enterprises, JJ Industries, National Plastic Industries, Anand Packaging, Leader Paper Processing Pvt. Ltd., Sure Ties, Prakash Labels Pvt. Ltd., Pla-Chem Engineers Pvt. Ltd., Enka Corporation, Kwality Tubes Pvt. Ltd., Paper Crafts, Jayes Engineering & Contractors Pvt. Ltd., Ujjwala Plastic Industries, Industrial Auto, Sneha Industries, Pooja Packwell (India) Pvt. Ltd., Cosmo Enterprises, Furus Packaging Pvt. Ltd., GS Engineering Works, Polyfil Corporation, Raj Traders.

@ Includes for Capital Expenditure Rs. 3.81 crore (previous year Rs. 10.33 crore)

\# These figures do not include any amounts, due and outstanding to be credited to Investor Education and Protection Fund.

** The Company has recognised liability based on substantial degree of estimation for excise duty payable on clearance of goods lying in stock as on 31st March, 2005 of Rs. 48.36 crore as per estimated pattern of the despatches. During the year this was utilised for clearance of goods. Additional liability under this class during the year is Rs. 94.66 crore which was outstanding as on 31st March, 2006. Actual out flow is expected in the next financial year. Other class of provisions where recognition is based on substantial degree of estimation relate to disputed supplier/third party claims, rebates or demands against the Company. Any additional information in this regard can be expected to prejudice seriously the position of the Company.

Schedules forming part of the Profit and Loss Account

SCHEDULE 'J'

OTHER INCOME	2005-06	(Rs. in crore) 2004-05
Export Incentives	10.32	84.85
Interest Received:		
From Long Term Investments	2.28	3.72
From Others	97.32	19.11
[Tax Deducted at Source Rs. 14.67 crore (Previous year Rs. 1.13 crore)]		
Profit on Sale of Current Investments (net)	1.39	5.73
Dividend on Current Investments	7.77	-
Liability No Longer Required Written Back (Refer note No 7 of schedule 'O')	120.33	-
Profit on Sale of Fixed Assets	0.64	1.84
Miscellaneous Income	26.88	16.92
	266.93	132.17

SCHEDULE 'K'

VARIATION IN STOCKS		2005-06		(Rs. in crore) 2004-05
STOCK-IN-TRADE (at close)				
Finished Goods (including Traded Goods)	631.06		305.65	
Stock-in-process	40.40		27.55	
		671.46		333.20
STOCK-IN-TRADE (at commencement)				
Finished Goods (including Traded Goods)	305.65		304.77	
Stock-in-process	27.55		25.51	
	333.20		330.28	
Add: On Amalgamation				
Finished Goods (including Traded Goods)	88.69		-	
Stock-in-process	17.16		-	
	105.85		-	
		439.05		330.28
		232.41		2.92

Schedules forming part of the Profit and Loss Account

SCHEDULE 'L'

(Rs. in crore)

		2005-06			2004-05	
MANUFACTURING AND OTHER EXPENSES						
RAW MATERIAL CONSUMED			5,697.19			3,683.86
MANUFACTURING EXPENSES						
Stores, Chemicals and Packing Materials		622.25			550.13	
Electric Power, Fuel and Water		1,295.23			1,012.01	
Machinery Repairs		182.59			187.17	
Building Repairs		11.63			5.85	
Labour, Processing and Machinery Hire Charges		19.29			18.99	
Excise Duty provided on Stocks		37.62			(1.26)	
Lease Rent		125.52			85.05	
Exchange Differences (Net)		5.56			(4.34)	
Capital Work-in-Progress Written Off		-	2,299.69		1.18	1,854.78
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)						
(Refer Note 14 of Schedule 'O')						
Salaries, Wages and Bonus		323.05			427.27*	
Contribution to Provident Fund, Gratuity Fund etc.		39.18			31.29	
Employee Welfare and Other Amenities		92.70	454.93		63.81	522.37
SALES AND DISTRIBUTION EXPENSES						
Samples, Sales Promotion and Advertisement		1.05			1.22	
Brokerage, Discount and Commission		91.26			76.35	
Warehousing and Distribution		259.69			199.61	
Sales Tax		19.89			28.12	
Bad Debts / Advances Written Off	35.47			113.42		
Less: Provision for Doubtful Debts / Advances Written Back	35.47	-		102.30	11.12	
Provision for Doubtful Debts / Advances		-	371.89		6.26	322.68
ESTABLISHMENT EXPENSES						
Insurance		28.86			27.34	
Rent		23.92			33.28	
Rates and Taxes		14.53			20.12	
Other Repairs		7.71			9.69	
Travelling Expenses		12.46			13.96	
Payment to Auditors		1.16			0.81	
Professional Fees		21.23			19.18	
Loss on Sale / Discard of Fixed Assets		3.21			0.96	
Miscellaneous Expenditure Written Off		0.28			-	
General Expenses		81.96			47.51	
Wealth Tax		0.28			0.18	
Impairment Loss		-	195.60		20.19	193.22
			9,019.30			6,576.91

* Includes Rs. 61.56 crore for Voluntary Retirement Scheme.

Schedules forming part of the Profit and Loss Account

SCHEDULE 'M'

INTEREST	2005-06	(Rs. in crore) 2004-05
Debentures / Bonds	23.52	29.86
Fixed Loans	25.90	17.80
Others	15.29	41.09
Finance charges on Leased Assets	70.08	73.55
	134.79	162.30

Significant Accounting Policies

SCHEDULE – 'N'

A. Basis of Preparation of Financial Statements

The financial statements are prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

B. Use of Estimates

The preparation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and the estimates are recognised in the period in which the results are known / materialised.

C. Own Fixed Assets

Fixed Assets are stated at cost net of modvat / cenvat / value added tax, less accumulated depreciation and impairment loss, if any. All costs, including financing costs till commencement of commercial production, net charges on foreign exchange contracts and adjustments arising from exchange rate variations attributable to the fixed assets are capitalised.

D. Leased Assets

1. Operating Leases: Rentals are expensed with reference to lease terms and other considerations

2. (i) Finance Leases prior to 1st April 2001: Rentals are expensed with reference to lease terms and other considerations.

   (ii) Finance Leases on or after 1st April 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.

3. However, rentals referred to in (1) or (2)(i) above and the interest component referred to in (2)(ii) above pertaining to the period up to the date of commissioning of the assets are capitalised.

E. Depreciation

Depreciation on fixed assets is provided on straight line method (SLM) at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except: in respect of plant & machinery and furniture & fixtures at Vadodara Complex where depreciation is provided on written down value method (WDV); in respect of assets acquired prior to 01.04.1993 where depreciation is provided on SLM as prescribed under Section 205(2)(b) of the Companies Act, 1956; on additions or extensions forming an integral part of existing plants, including incremental cost arising on account of translation of foreign currency liabilities for acquisition of fixed assets and insurance spares, depreciation is provided as aforesaid over the residual life of the respective plants on assets acquired at fair value on amalgamation, depreciation is provided over balance useful life as assessed by external valuer, premium on leasehold land is amortised over the period of lease; cost of jetty has been amortised over the period of agreement of right to use, provided however that the aggregate amount amortised to date is not less than the aggregate rebate availed by the company; on assets acquired under finance lease on or after 1st April, 2001 depreciation is provided over the lease term.

F. Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

G. Foreign Currency Transactions

(i) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

(iii) Non monetary foreign currency items are carried at cost.

(iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases when they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

H. Investments

Current investments are carried at the lower of cost and quoted / fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

I. Inventories

Items of inventories are measured at lower of cost or net realisable value. Cost of inventories comprises of all cost of purchase, cost of conversion and other cost incurred in bringing them to their respective present location and condition. Cost of Raw Materials, process chemicals, stores and spares, packing materials, trading and other products are determined on weighted average basis. By-products are valued at net realisable value. Cost of work-in-progress and finished stock is determined on absorption costing method.

J. Turnover

Turnover includes sale of goods, services, excise duty, service tax and sales during trial run period; adjusted for discounts (net) and Value Added Tax (VAT).

K. Excise Duty

Excise Duty is accounted on the basis of both payments made in respect of goods cleared as also provision made for goods lying in bonded warehouses.

L. Employees Retirement Benefits

Company's contribution to Provident Fund and Family Pension fund are charged to Profit and Loss Account. Gratuity and Leave Encashment Benefit are charged to Profit and Loss Account on the basis of actuarial valuation as at the year-end.

M. Borrowing Costs

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

N. Financial Derivatives

Financial derivatives contracts are accounted on the date of their settlement and realised gain / loss in respect of settled contracts are recognised in the profit and loss account, along with the underlying transactions.

O. Provision for Current and Deferred Tax

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that are enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the asset will be realised in future.

P. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

Q. Employee Separation Costs

Compensation to employees who have opted for retirement under the voluntary retirement scheme of the company is charged off to profit and loss account.

R. Premium on Redemption of Bonds / Debentures:

Premium on redemption of Bonds / Debentures are adjusted against the Securities Premium Account.

Notes on Accounts

SCHEDULE 'O':

1) The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.

2) The figures of current year include figures of amalgamating companies as explained at Note 4 below and are therefore to that extent not comparable with those of the previous year.

3) Turnover includes Income from job work services of Rs. 61.75 crore (Previous year Rs. Nil).

4) In terms of the Scheme of Amalgamation (Scheme) sanctioned by the order dated 27th September, 2006 of the Hon'ble High Court of Gujarat, Appollo Fibres Limited, India Polyfibres Limited, Central India Polyesters Limited, Recron Synthetics Limited, Orissa Polyfibres Limited and Silvassa Industries Private Limited ("amalgamating companies"), have been amalgamated with the Company with effect from 1st April, 2005.

a) In accordance with the said Scheme:

(i) The assets, liabilities, rights and obligations of the amalgamating companies have been vested with the Company with effect from 1st April, 2005 and have been recorded at their respective fair values under the purchase method of accounting for amalgamation.

(ii) 3,91,21,913 Equity shares of Rs. 10 each are to be issued as fully paid-up, to the shareholders of the amalgamating companies, whose names are registered in the register of members of the respective companies on the record date, without payment being received in cash. Pending allotment, the face value of such shares has been shown as "Equity Share Suspense".

(iii) Excess of Fair value of net assets taken over by the Company over the paid up value of equity shares to be issued and allotted and expenses on amalgamation as above has been dealt with as under:

a) Rs. 1.05 crore representing Debenture Redemption Reserve in the amalgamating companies books, has been credited to Debenture Redemption Reserve and

b) Amount of Rs. 1,006.75 crore as computed below has been credited to Securities Premium Account as prescribed in the scheme. Had the Scheme not prescribed this accounting treatment, these amounts would have been credited to Capital Reserve as per Accounting Standard (AS-14) on Accounting for Amalgamation issued by The Institute of Chartered Accountants of India.

b) The computation of the amount credited to Securities Premium Account is as under:

(Rs. in crore)

Fair Value of Assets		
- Fixed Assets including Capital work in progress (As per valuation by external valuer)		1,339.28
- Net Current Assets (including call money of Rs.46.37 crore)		62.42
- Deferred Tax Assets (Net)		122.35
		1,524.05
Less: Loan Liabilities		468.43
Fair value of Net Assets taken over		**1,055.62**
Less:		
Consideration – 3,91, 21,913 Equity Shares of Rs.10 each	39.12	
Stamp duty and other expenses on Amalgamation	8.70	
Debenture Redemption Reserve	1.05	
		48.87
Amount credited to Securities Premium Account on Amalgamation		1,006.75

c) The above 3,91,21,913 Equity Shares of Rs. 10 each have been issued and alloted on 13th October, 2006. Similarly in terms of and pursuant to the Scheme and upon exercise of the conversion option by the holders of Debentures referred to in note 2(a) of Schedule 'C', 1,33,55,263 Equity Shares Rs. 10 each have been issued and alloted on 13th October, 2006.

5) Financial and Derivative Instruments

Derivative contracts entered into by the company and outstanding as on 31st March, 2006

(i) For hedging Currency and Interest Rate Related Risks:

Notional amounts of derivative contracts entered into by the company and outstanding as on 31st March, 2006 amount to Rs. 245.93 crore. Category wise break up is given below:

(Rs in crore)

Sr.No	Particulars	As At 31st March, 2006
1	Interest Rate Swaps	223.08
2	Currency Swaps	22.85
		245.93

(ii) All derivative and financial instruments are for hedging purposes only. Unhedged net foreign currency exposure as on 31st March, 2006 amount to Rs. 352.82 crore.

6) The Company has equity investments aggregating to Rs. 120.42 crore in Gujarat Chemical Port Terminal Company Ltd. (GCPTCL) and Rs. 6.26 crore in Indian Vaccines Corporation Ltd. (IVCOL) which are held as strategic long term investments. As per the latest audited accounts of these companies, there has been a substantial erosion of their net worth. The restructuring programme undertaken by GCPTCL is expected to improve the operations of that Company with resultant improvement in its net worth. As regards IVCOL, the Company's plans for activating the growth of the said Company are at an advanced stage and the Company is hopeful of implementing such plans. The Company has already made a provision for diminution in the value of investments held in that Company for Rs. 2.15 crore in the earlier years. On the basis of the above, in the opinion of the Company, no additional provision is considered necessary in the accounts towards the investments in the aforesaid companies.

7) Liability no longer required written back of Rs. 120.33 crore represents the liability in the earlier years under an agreement with GCPTCL as one of the promoters, no longer payable at the time of restructuring scheme agreed by all the concerned parties.

8) As per Accounting Standard (AS – 22) on Accounting for Taxes on Income issued by the Institute of Chartered Accountants of India (ICAI), the Deferred Tax Liability (DTL) as at 31st March, 2006 comprises of the following:

(Rs. in crore)

Item	As at 31st March, 2006	As at 31st March, 2005
Deferred Tax Liability		
Related to Fixed Assets	1,185.46	1,145.10
Deferred Tax Assets	84.85	43.94
Disallowances under Income Tax Act, 1961		
Provision for Deferred Tax (net)	1,100.61	1,101.16

(Rs. in crore)

	2005-06
Balance as on 1st April, 2005	1,101.16
Less: Deferred Tax Asset recognised on Amalgamation	122.35
Add: Provision for Deferred Tax during the year	121.80
Balance as on 31st March, 2006	1,100.61

9) (a) Fixed Assets taken on finance lease prior to 1st April 2001 amounts to Rs. 444.36 crore (Previous year Rs. 443.87 crore). Future obligations towards lease rentals under the lease agreements as on 31st March, 2006 amount to Rs. 136.72 crore (Previous year Rs. 205.09 crore).

(Rs. in crore)

Due	As at 31st March, 2006	As at 31st March, 2005
Within one year	65.29	68.35
Later than one year and not later than five years	69.50	134.54
Later than five years	1.93	2.20

(b) In respect of Fixed Assets acquired on finance lease on or after 1st April, 2001, the minimum lease rentals outstanding as of 31st March, 2006 are as follows:

(Rs. in crore)

Due	Total Minimum Lease Payments outstanding as at 31st March, 2006	Future interest on Outstanding Lease payments	Present value of Minimum Lease Payments
Within one year	92.86	66.68	26.18
	(98.76)	(70.26)	(28.50)
Later than one year and not later than five years	343.86	230.11	113.75
	(358.88)	(246.10)	(112.78)
Later than five years	487.30	167.25	320.05
	(570.30)	(218.19)	(352.11)
Total	924.02	464.04	459.98
	(1,027.94)	(534.55)	(493.39)

Previous year figures are given in brackets.

(c) General description of significant lease terms:

(i) Lease rentals are charged on the basis of agreed terms.

(ii) Assets are taken on lease over a period of 8 to 15 years.

(d) The company has taken plant and machinery on operating lease and lease rent amounting to Rs. 27.10 crore (previous year Rs. Nil) has been debited to Profit and Loss Account. The future minimum lease payment is as under:

(Rs. in crore)

	2005-06	2004-05
Not later than one year	17.86	-
Later than one year and not later than five years	0.31	-
Later than five years	-	-

10) Based on consideration of dominant source and nature of risks and returns, the Company is considered to be a petrochemicals manufacturing Company with all activities, including businesses acquired on amalgamation, revolving around this business and accordingly has only one reportable segment. The geographical location of its main operations and the internal organization / reporting and management structure supports such treatment.

11) The Ministry of Company Affairs, Government of India vide, its Order No. 46/15/2006-CL-III dated 27th April, 2006 issued under Section 211 (4) of the Companies Act, 1956 has exempted the Company from disclosure of quantitative details in the Profit and Loss Account under paras 3(i)(a) (disclosing the quantitative and amount wise details of its turnover by reference to each class of goods manufactured), 3(ii)(a)(1) (item-wise quantities and value of raw materials consumed) and 3(ii)(a)(2) (quantitative and value analysis of opening and closing stock of goods produced by reference to the each class of goods) of Part II, Schedule VI to the Companies Act, 1956 and consequently, no such details has been furnished.

12) As per Accounting Standard (AS–18) on Related party disclosures issued by the Institute of Chartered Accountants of India, the disclosure of transactions with the related party as defined in the Accounting Standard are given below:

(i) List of Related Parties with whom transactions have taken place and Relationship:

Sr. No	Name of the Related Party	Relationship
1	Reliance Industries Limited	Associate Companies
2	Gujarat Chemical Port Terminal Company Limited	
3	Reliance Capital Limited (up to 31st August, 2005)	
4	Reliance Petroinvestments Limited	
5	Reliance Ventures Limited	
6	Reliance General Insurance Co. Limited (up to 31st August, 2005)	
7	Indian Vaccines Corporation Limited	
8	Reliance Infocomm Limited (up to 31st August, 2005)	
9	Reliance Strategic Investment Limited	
10	Rosche Trading Pvt. Ltd	
11	Shri S K Anand	Key Management Personnel

(ii) Transactions during the year with related parties (excluding reimbursement)

(Rs. in crore)

Name of the Company/ Nature of Transactions/ With Associates & Others	2005-06	2004-05
Reliance Industries Limited		
Opening Balance 1st April		
Sundry Creditors	386.66	135.71
Sundry Debtors	372.78	-
Loans/Advances recoverable in cash or kind	23.88	5.96
Transactions:		
Purchase of Material	4,656.10	2,632.15
Advances Receivable in cash or kind	23.69	17.92
Interest & Other Exp.	4.33	2.90
Reimbursement of Expenses	18.95	-
Sale of Product/Stores	2,300.17	553.42
Transport Charges	24.84	98.94
Purchase of Petrol	0.84	-
Job Work Charges	32.82	7.32
Other Income	53.84	-
Lease Rent	0.48	-
Closing Balance 31st March		
Sundry Creditors	336.79	-
Sundry Debtors	102.10	-
Loans/Advances recoverable in cash or kind	0.21	23.88
Reliance General Insurance		
Opening Balance 1st April		
Sundry Creditors	1.27	-
Transactions:		
Insurance Premium	2.38	2.70
Rent Received	0.06	-
Closing Balance 31st March		
Sundry Creditors	-	-
Reliance Capital Limited.		
Opening Balance 1st April		
Sundry Creditors	-	-
Subscription to Debentures	-	445.00
Transactions:		
Lease Rentals	11.61	-
Investment	178.25	-
Closing Balance 31st March	-	-
Reliance Infocomm Limited.		
Opening Balance 1st April		
Sundry Creditors	0.01	-
Transactions:		
Rent/Telephone Charges	0.27	-
Rent Received	0.23	-
Closing Balance 31st March		
Sundry Creditors	-	-

(Rs. in crore)

Name of the Company/ Nature of Transactions/ With Associates & Others	2005-06	2004-05
Reliance Venture Limited		
Opening Balance 1st April		
Investment	-	-
Transactions:		
Purchase of Shares	0.55	-
Closing Balance 31st March		
Investment	-	-
Rosche Trading Pvt. Limited		
Opening Balance 1st April		
Investment	-	-
Transactions:		
Purchase of Shares	0.55	-
Closing Balance 31st March		
Investment	0.55	-
Gujarat Chemicals Port Terminal Co. Limited		
Opening Balance 1st April		
Sundry Creditors	173.05	89.41
Sundry Debtors	-	-
Investments	120.42	120.42
Transactions:		
Storage Rental	77.64	142.59
Closing Balance 31st March		
Sundry Creditors	52.41	173.05
Investments	120.42	120.42
Indian Vaccines Corporation Limited		
Opening Balance 1st April		
Investments	4.11	4.11
Loan Given	1.91	1.91
Transactions:	-	-
Closing Balance 31st March		
Investments	4.11	4.11
Loan Given	1.91	1.91
Reliance Strategic Investments Limited		
Opening Balance 1st April	-	-
Transactions:		
Inter Corporate Deposits	1,000.00	-
Interest on Inter Corporate Deposits	25.95	-
Closing Balance 31st March	1,025.95	-

Note: Reliance Capital Ltd., Reliance Infocomm Ltd. and Reliance General Insurance Company were related parties upto 31st August, 2005, hence closing balance as on 31st March, 2006 are not shown.

b. Loans and Advances in the nature of Loans given to Associates etc:

(Rs. in crore)

Sr. No	Name of the Company	As at 31st March, 2006	As at 31st March, 2005	Maximum Balance during the year
1	Indian Vaccine Corporation Limited(Associate)	1.91	1.91	1.91

Notes:

(i) The aforesaid interest free loan to the Associate Company is repayable on demand.

(ii) Loans to employees as per Company's policy are not considered.

(iii) The above associates have not made investments in the shares of the Company.

(iv) Inter Corporate Deposits are not considered as they are repayable on demand and interest is charged at market rates.

(Rs. in crore)

	2005-06	2004-05
13) (a) Payment to Auditors*		
(i) Audit Fees	0.88	0.56
(ii) Tax Audit Fees	0.04	0.04
(iii) For Certification and Consultation in Finance and Tax matters	0.17	0.17
(iv) Expenses reimbursed	0.02	0.01
	1.11	0.78
(b) Cost Audit Fees	0.05	0.03

* (Excluding applicable service tax)

(Rs. in crore)

	2005-06	2004-05
14) Managerial Remuneration		
(i) Salaries and Allowances	0.22	0.22
(ii) Perquisites	0.01	0.01
(iii) Contribution to Provident and Other Funds	0.04	0.04
	0.27	0.27

Notes:

(a) As employee wise break up of contribution to LIC Group Gratuity Scheme is not available, the same has not been included in the above figures.

(b) Sitting fees paid to non executive directors Rs. 0.17 crore (Previous year Rs. 0.15 crore).

15) Earnings Per Share (EPS)

Calculation of EPS is in accordance with Accounting Standard (AS- 20) on Earnings Per Share issued by The Institute of Chartered Accountants of India.

(Rs. in crore)

Particulars	2005-06	2004-05
(a) Net Profit After Tax	1,163.75	785.73
Add/(Less): Income Tax – earlier years	(5.96)	4.41
Net Income available for equity shareholders	1,157.79	790.14
(b) Weighted Average outstanding equity shares considered for basic EPS (Nos.) (Including shares to be issued to shareholders of the amalgamating companies.)*	28,73,47,535	24,82,25,622
Add: Effect of Optionally fully Convertible Debenture considered for Diluted EPS*	5,87,974	-
	28,79,35,509	24,82,25,622
(c) Basic Earnings per share (Rs.)	40.29	31.83
Diluted Earnings per share (Rs.)	40.21	31.83

* Refer Note No. 4 of Schedule 'O'

16) Additional Information

(Rs. in crore)

	2005-06	2004-05
(a) Estimated amount of Contracts remaining to be executed on Capital accounts and not provided for	84.44	41.21
(b) Contingent Liabilities:		
(i) Claims by the Customs and Central Excise Authorities against the Company under dispute	47.68	119.35
(ii) Sales Tax liability in respect of disputed cases	56.50	7.78
(iii) Claims against the Company / disputed liabilities not acknowledged as debts	74.69	217.70
(iv) Guarantees to Banks and Financial Institutions against credit facilities to third parties.	107.00	116.76
(v) Outstanding Guarantees (including Letter of Credit) furnished to Banks / Government Departments	18.90	-
(vi) Uncalled liability on partly paid Preference shares	0.41	-
(vii) Income Tax matters where based on the interpretations of relevant provisions, the Company has been legally advised that the demand is likely to be either withdrawn / substantially reduced.	187.97	99.6

17) Expenditure in foreign currency

(Rs. in crore)

	2005-06	2004-05
(a) Technical Know-how, Professional and Consultancy Fees	24.14	19.21
(b) Interest and Financial Charges	21.71	18.50
(c) Warehousing and Distribution	85.77	66.87
(d) Others	7.48	7.41

18) Value of imports on CIF basis

(Rs. in crore)

	2005-06	2004-05
(a) Raw Materials	1,361.09	1,222.23
(b) Stores, Chemicals & Packing Materials	177.88	139.13
(c) Capital Goods	64.83	12.38
(d) Traded Goods	69.49	5.18

19) Value of Raw Materials Consumed

	2005-06		2004-05	
	Rs. in crore	% of Consumption	Rs. in crore	% of Consumption
Imported	1,402.71	24.62	1,431.21	38.85
Indigenous	4,294.48	75.38	2,252.65	61.15
	5,697.19	100.00	3,683.86	100.00

20) Value of Stores, Chemicals and Packing Material Consumed

	2005-06		2004-05	
	Rs. in crore	% of Consumption	Rs. in crore	% of Consumption
Imported	193.57	31.11	137.01	24.90
Indigenous	428.68	68.89	413.12	75.10
	622.25	100.00	550.13	100.00

(Rs. in crore)

21) Earning in foreign exchange

	2005-06	2004-05
FOB value of exports	1,604.29	1,608.52

22) Licensed and Installed Capacity

(As certified by the Management)

(Qty. in MT)

PRODUCT NAME	LICENSED CAPACITY		INSTALLLED CAPACITY	
	2005-06	2004-05	2005-06	2004-05
Polymers	N.A	N.A	12,52,690	12,52,690
Ethylene Glycol *	1,96,100	1,96,100	2,64,480	2,64,480
Catalysts	N.A.	N.A.	60	60
Benzene	55,000	23,600	55,000	23,600
Butadeine	36,000	36,000	36,000	36,000
Ethylene	8,30,000	8,30,000	8,30,000	8,30,000
Ethylene Oxide	25,000	25,000	25,000	25,000
Hydrocynic Acid	3,600	3,600	3,600	3,600
Propylene	2,35,460	2,35,460	2,35,460	2,35,460
Polyester Staple Fibre/Chips	N.A.	N.A.	2,68,300	-
Polyester Yarn	N.A	N.A	22,800	-
Polyester Texturised/twist yarn	N.A	.N.A	1,32,000	-
Other Fibre & Fibre Intermediates	N.A.	N.A.	94,012	94,012
Ortho Xylene & Mixed Xylene	47,900	47,900	47,900	47,900
Paraxylene	48,600	48,600	48,600	48,600
Other Chemicals	N.A.	N.A.	14,25,915	14,25,915

* The installed capacity of these plants are such that if 25,000 MT of Ethylene Oxide is produced, only 1,65,091 MT of Ethylene Glycol can be produced.

N.A. – Not Applicable

23) Production meant for sale

(Qty. in MT)

Products	2005-06	2004-05
Polymers	11,76,682	11,63,774
Ethylene Glycol	2,39,149	2,41,631
Benzene	30,217	39,705
Ethylene	14,216	20,775
Ethylene Oxide	17,247	22,983
Hydrocynic Acid	3,208	3,514
Butadeine	-	420
Propylene	-	809
Polyester Staple Fibre/Chips	2,79,685	-
Polyester Yarn	11,313	-
Polyester Texturised/twist yarn	1,00,884	-
Other Fibre & Fibre Intermediates	33,863	32,467
Other Chemicals/Catalyst	4,24,795	4,16,055

24) Traded Goods

(Rs. in crore)

Product	Opening Stock		Purchases		Sales		Closing Stock	
	Qty MT	Value	Qty MT	Value	Qty MT	Value	Qty MT	Value
Polymers	-	-	3,303	17.70	3,303	14.17	-	-
	(601)	(2.04)	(1,081)	(4.00)	(1,682)	(6.31)	(-)	(-)
Chemicals	30	0.09	10,802	14.61	10,802	20.10	30	-
	(57)	(0.13)	(7,165)	(10.69)	(7,192)	(13.69)	(30)	(0.09)
Fibre & Fibre Intermediates	-	-	-	-	-	-	-	-
	(48)	(0.21)	(101)	(0.44)	(149)	(0.73)	(-)	(-)
Propane	491	0.90	28,451	66.91	28,942	69.61	-	-
	(-)	(-)	(30,160)	(44.30)	(29,669)	(44.91)	(491)	(0.90)
Rubber	-	-	990	7.46	990	7.60	-	-
		(-)		(-)		(-)	-	(-)
Others	-	-	60,087	5.29	60,087	5.60	-	-
	(-)	(-)	(-)	(4.22)	(-)	(2.85)	(-)	(-)
Total		0.99		111.97		117.08		-
		(2.38)		(63.65)		(68.49)		(0.99)

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No.:	04-1569	State Code:	04
Balance Sheet Date:	31032006		

II. Capital Raised during the year (Amount Rs. crore)

Public Issue:	NIL	Bonus Issue:	NIL
Rights Issue:	NIL	Private Placement:	NIL

III. Position of Mobilisation and Deployment of Funds (Amount Rs. in crore)

Total Liabilities:	7732-09	Total Assets:	7732-09
Sources of Funds			
Paid-up Capital:	249-05	Reserves & Surplus:	4681-92
Secured Loans:	596-24	Deferred Tax Liability:	1100-61
Unsecured Loans:	605-17	Liability for Leased Assets:	459-98
Current Liabilities:	2814-83		
Application of Funds			
Net Fixed Assets:	5958-37	Investments:	179-82
Current Assets:	4408-73		

IV. Performance of Company (Amount Rs. crore)

Turnover:	12362-20	Total Expenditure:	9827-55
Net Turnover:	10922-40	Profit After Tax:	1163-75
Profit Before Tax:	1594-19	Dividend: Rs. per share	5-50
Earnings per share in Rs.	40-29		

V. Generic Names of Three Principal Products of Company (as per monetary terms)

Item Code No. (ITC Code):
39012000

Product Description:
POLYETHYLENE

Item Code No. (ITC Code):
38171001

Product Description:
LINEAR ALKYL BENZENE

Item Code No. (ITC Code):
29053100

Product Description:
MONO ETHYLENE GLYCOL

For and on behalf of the Board

Mukesh D. Ambani	- Chairman
Nikhil R. Meswani Anand J. Jain Kamal P. Nanavaty Rajendra S. Lodha Shailesh V. Haribhakti Lalit Bhasin Sandeep H. Junnarkar Shiv Kumar Bhardwaj	Directors
Sandesh K. Anand	- Wholetime Director
Shashikala Rao	- Company Secretary

Mumbai
17th October, 2006

Shareholders' Referencer

This '**Referencer**' has been compiled to facilitate the Shareholders to understand the procedures involved in completing the various investor-related transactions, expeditiously and properly. It is also endeavoured to provide the related forms and other information that may be required by a Shareholder.

About us

- Presently, the Company has an investor base comprising approximately 5,00,000 Shareholders.
- The Company's shares are freely transferable and are under compulsory trading in demat form as mandated by the Securities & Exchange Board of India (SEBI).
- The Company has appointed M/s. Karvy Computershare Private Limited, Hyderabad (Karvy), an ISO 9002 Certified Registrar and Transfer Agent, as the Registrars and Transfer Agents of the Company (R&TA).
- The Company's Equity Shares are listed on the National Stock Exchange of India Limited (NSE) and the Bombay Stock Exchange Limited (BSE).
- The Global Depository Receipts (GDRs) issued by the Company are listed on Luxembourg Stock Exchange (LSE) and are traded on PORTAL of United States National Association of Securities Dealers Inc.
- About 98% of the paid-up Equity Share Capital of the Company is held in dematerialised form.

Investor Service and Grievance Handling Mechanism at IPCL

The various activities related to shares namely transfer, transmission, transposition, nomination, despatch of dividend, change of name / address, issue of duplicate certificate, registration of mandate / Power of Attorney / probates, demat / remat of shares and replacement / split / consolidation of Share Certificate(s) etc are being handled by the Company's Registrars and Transfer Agents (R&TA) M/s. Karvy Computershare Private Limited (Karvy). Karvy, the largest Registrar in the country, has its head office at Hyderabad and has around 85 Investor Service Centres across the country. Investors are requested to correspond directly with Karvy, on all share related matters. List of Investor Service Centres of Karvy is attached as **Annexure – 1**.

The Company has an established mechanism for investor service and grievance handling, with Karvy and the Compliance Officer appointed by the Company for this purpose, being the important functional nodes. The Company has appointed a firm of Chartered Accountants, as Internal Security Auditors to concurrently audit the transactions and communication with investors, regulators and other concerned authorities.

Karvy handles the transactions/ correspondence on a daily basis and in due adherence with applicable laws, rules, regulations, notifications, circulars, guidelines (mandatory/recommendatory) and the service standards set by the Company, in co-ordination with the Compliance Officer of the Company. The internal chain of transaction / correspondence handling by Karvy is monitored by the Company and the Internal Security Auditor to ensure total investor service and protection.

The Board of Directors of the Company has constituted a Shareholders' / Investors' Grievance Committee (the Committee) which, inter alia, approves issue of duplicate certificates, and oversees and reviews all matters connected with securities transfers and other processes. The Committee also reviews the redressal of shareholders' complaints pertaining to transfer of shares, non-receipt of balance-sheet, non-receipt of declared dividend, investor litigations etc. The Committee oversees the performance of Karvy and recommends measures for overall improvement in the quality of investor services. The summary statement of investor related transactions and details are also considered by the Board of Directors of the Company.

Investor Services under MCA 21 Portal

Ministry of Company Affairs (MCA) has launched a major e-Governance initiative christened as "MCA 21" on the MCA portal (www.mca.gov.in). One of the key benefits of this initiative includes timely redressal of investor grievances.

MCA 21 system accepts complaints under the eForm prescribed, which has to be filed online. The nature of complaint may relate to:

- Shares / Dividend
- Debentures / Bonds
- Fixed Deposits - non receipt of amount
- Miscellaneous - non receipts
- Any other

The status of complaints can be viewed by quoting the Service Request Number (SRN) provided at the time of filing the complaint.

Matters relating to Shareholders

I Transfer of Shares

How to get shares registered in favour of transferee(s)?

Transferee(s) need to send Share Certificate(s) alongwith the share transfer deed, duly filled in, executed and affixed with share transfer stamps, to Karvy. The statutory time limit fixed for completing a transfer is one month. Karvy verifies the documents and endorses the shares in favour of and despatches the Share Certificate(s) to the transferee at the address stated in the Share Transfer Deed. Company has set a benchmark of 7 days for completing transfers.The Government of India, Ministry of Finance, Department of Revenue, vide their Circular dated January 28, 2004 has prescribed Stamp Duty on Transfer (whether with or without consideration) of shares in an incorporated company or other body corporate at the rate of twenty five paise (25 paise) for every hundred rupees or part thereof of the market value of the shares on the date of execution of the transfer deed. The transfer deed is valid for a period of one year from the date of presentation or till the book closure date, whichever is later. In case of dematerialised shares, the shares are credited to the purchasers' account by the respective Depository Participant (DP) under the directions of the concerned Depository. Presently, transfer of dematerialised shares does not attract stamp duty.

How to get shares registered which are received by way of gift? Does it attract stamp duty?

The procedure for registration of shares received by way of gift (held in physical form) is same as the procedure for a normal transfer mentioned above. The stamp duty payable for registration of gifted shares would be at the rate of twenty five paise (25 paise) for every Rs. 100 or part thereof, of the face value or the market value of the shares, prevailing as on the date of the document, if any, conveying the gift or the date of execution of the transfer deed, whichever is higher. The procedure for registration of shares gifted (held in demat form) is the same as the procedure for transfer of shares in demat form in off market mode.

What is the validity period of a duly executed share transfer deed?

The share transfer deed can be delivered to Karvy/Company at any time before the date on which the Register of Members is closed, after the date of presentation to the prescribed authority (i.e. Registrar of Companies) or within 12 months from the date of such presentation whichever is earlier. If the validity of the transfer deed is expired, please get it revalidated from the Registrar of Companies.

Can shares be transferred to a minor, Hindu Undivided Family, Firm, Trust etc. ?

Yes, shares can be transferred to a minor. In such a case the share transfer deed is required to be signed by the natural guardian on behalf of the minor.

In the case of Hindu Undivided Family (HUF), shares can be transferred in the name of the Karta of HUF, in the case of a Firm, shares can be transferred to a partner of the firm and in the case of a Trust, shares can be transferred to a trustee of the trust.

What is the procedure for transfer of shares in the case of Non Residents ?

In the case of transfer of shares by Non Residents in addition to the normal procedure for transfer of shares, Reserve Bank of India (RBI) approval for transfer of shares is required while lodging shares for transfer.

II Transmission of Shares

What is the procedure for registering shares in favour of the surviving shareholder(s), in the event of death of one shareholder?

The surviving shareholder(s) will have to submit a request letter supported by a duly attested copy of the death certificate of the deceased shareholder and accompanied by the relevant share certificate(s). Karvy/Company on receipt of the said documents and after due scrutiny, will delete the name of deceased shareholder from its records and return the share certificate(s) to the surviving shareholder(s) with necessary endorsement.

If a Shareholder who holds shares in his sole name dies without leaving a 'Will', how can his legal heir(s) claim the shares?

The legal heir(s) should obtain a Succession Certificate or Letter of Administration with respect to the shares and a true copy of the same, duly attested by the Court Officer or Notary should be sent to Karvy/Company alongwith a request letter, duly completed transmission form (to be obtained from Karvy) and the original Share Certificate(s), for transmission of the shares in his / their name(s).

In case of a deceased Shareholder who held shares solely in his name and had executed a Will/or a written intention duly notarised, how can his legal heir(s) get the shares transmitted in their names?

The legal heir(s) will have to get the 'Will' probated by the High Court / District Court of competent jurisdiction and then send to Karvy a copy of the probated 'Will', alongwith the original share certificate(s) and transmission form for transmission of the shares in his / their name(s).

III Transposition of Shares

How can the order of names be changed?

Share certificates alongwith a request letter duly signed by all the jointholders may be sent to Karvy for change in order of names. This process is called 'transposition'. Transposition can be done only for the entire holdings under a folio and therefore, requests for transposition of part holding cannot be accepted by Karvy. No stamp duty is payable for transposition of shares. For shares held in demat form, investors are advised to approach their Depository Participant (DP) concerned for transmission/transposition of the shares of the company.

Can single holding of shares be converted into joint holdings or joint holdings into single holding? If yes, what is the procedure involved in doing the same.

Yes, Conversion of single holding into joint holdings or joint holdings into single holding or transfer within the family members leads to a change in the pattern of ownership, and therefore, procedure for a normal transfer as mentioned above needs to be followed.

IV Issue of Duplicate Share Certificates

What is the procedure for obtaining duplicate share certificate(s) in case of loss/misplacement of original share certificate(s)?

Shareholders who have lost / misplaced share certificate(s) should inform Karvy/Company, immediately about the loss of share certificate(s), quoting their folio number and details of share certificate(s), if available. Karvy will after due verification, note a 'stop transfer' on the said shares to prevent any further transfer thereof. Although not mandatory, it is recommended that every person requesting for a duplicate share certificate should lodge a 'First Information Report' (FIR) with the police regarding the loss of share certificate(s). They should send their request for duplicate share certificate(s) to Karvy/Company. They will be required to submit one or more of the following documents viz: Indemnity Bond, Surety Form, Affidavit, copy of FIR, Memorandum and Articles of Association and Certified Copy of Board Resolution (in case of Body Corporate Shareholder).

What should a Shareholder do in case he finds the original share certificate(s) after receipt of duplicate share certificate(s)?

The Shareholder should surrender the original Share Certificate(s), for cancellation, to Karvy. Further as the Shareholder has been issued duplicate Share Certificate(s), he would be liable to indemnify any innocent third party purchasing the original Share Certificate(s), directly or indirectly, with or without the knowledge of the original Shareholder, as it tantamounts to passing of adverse title.

V Splitting of Share Certificate(s)

What is the procedure for splitting of Share Certificate(s) into smaller lots?

Shareholders may write to Karvy/ Company enclosing the relevant Share Certificate(s) for splitting into smaller lots. The share certificates, after splitting, will be sent by Karvy to the shareholders at their registered address. However in view of the trading of the Company's shares in dematerialised form only and the cost involved in dematerialisation of shares represented by more than one certificate it is recommended that shareholders should not get their certificates splitted into smaller lots.

VI Consolidation of Share Certificates issued in various denominations into a Single Certificate

How to get the certificates issued in various denominations consolidated into Single Certificate?

Consolidation of shares certificates helps in saving costs in the event of dematerialising shares and also provides convenience in holding the shares physically. Shareholders having certificates in various denominations under the same folio should send all the certificates to Karvy for consolidation of all the shares into a single certificate. If the shares are not under the same folio but have the same order of names, the shareholder should write to Karvy for the prescribed form for consolidation of folios. This will help the investor to effectively monitor the holdings and receivables thereon. The investor will also save on expenses for dematerialisation.

VII Dividend

A Course of Action in case of Non-receipt of Dividend, Revalidation of Dividend Warrant etc.

What should a shareholder do in case of non-receipt of dividend?

Shareholders may write to Karvy/ Company furnishing the particulars of the dividend not received and quoting the folio number/client ID (in case of shares held in dematerialised form). Karvy will after due verification of the records and if such dividend has remained unpaid as per the records of the Company, issue duplicate dividend warrant after expiry of the validity period of the original warrant already despatched. Karvy would request the concerned shareholder to execute an indemnity before issuing the duplicate warrant. If the validity period of the lost/ misplaced dividend warrant has not yet expired, the shareholders will have to wait till the expiry date since duplicate warrants cannot be issued during the validity of the original warrant. On expiry of the validity period, if the dividend warrant is still shown as unpaid in the records of the Company, duplicate warrant will be issued to the shareholder. However, duplicate warrants will not be issued against those shares wherein the folio has been marked with a 'stop transfer' either by virtue of a complaint or by law, unless the procedure for releasing the same has been completed. No duplicate warrant will be issued in respect of dividend(s) which have remained unpaid / unclaimed or unencashed for a period of seven years in the unpaid dividend account of the Company as such amount are transferred to the Investor Education and Protection Fund (IEPF) constituted by the Central Government.

Why do the shareholders have to wait till the expiry of the validity period of the original warrant?

Since the dividend warrants are payable at par at several centres across the country, it is difficult for the banks to execute stop payment instructions. Hence shareholders have to wait till the expiry of the validity of the original warrant.

How can a bank or any other person be authorised to receive dividends on behalf of shareholders?

Shareholders may write to Karvy/ Company furnishing the name and address of the authorised person/ bank alongwith folio number and current communication address. Accordingly, Karvy will despatch the respective shareholder's dividend warrant to the concerned person / bank. Please note that this facility is applicable only for shareholders holding shares in physical form.

What is the procedure for revalidation of dividend warrants?

Shareholders who have not encashed their dividend warrants within the validity period may send their request for revalidation to Karvy/Company enclosing the said dividend warrants. Karvy will after due verification of the records, issue a revalidated dividend warrant. The revalidated warrant will be valid for a period of 3 months from the date of such warrant.

B Unclaimed Dividend

What are the statutory provisions governing unclaimed dividend?

Prior to amendment of Section 205A and enactment of Section 205C by the Companies (Amendment) Act, 1999 effective October 31, 1998, companies were required to transfer to the General Revenue Account of the Central Government, any moneys transferred to the 'unpaid dividend account' which remained unpaid or unclaimed for a period of 3 years from the date of transfer to the unpaid dividend account. With effect from October 31, 1998, any moneys transferred to the 'unpaid dividend account' of the Company and remaining unpaid or unclaimed for a period of 7 years from the date they became due for payment are required to be transferred to the Investor Education and Protection Fund (IEPF). Investors are requested to note that no claims shall lie against the Company or IEPF for any moneys transferred to IEPF in accordance with the provisions of Section 205C of the Companies Act, 1956.

What is the status of unclaimed and unpaid dividend for different years? In view of the statutory provisions, as aforesaid, the status of unclaimed and unpaid dividend of the Company is captured in the following **Table – 1** :

Table – 1 : Status of unclaimed and unpaid dividend for different years

	Dividend for 1994-95 or before	Dividend for 1995-96, 1996-97, 1997-98 & 1998-99	Dividend for 1999-2000 and thereafter
Transfer of unpaid dividend	Transferred to General Revenue Account of the Central Government	Transferred to Central Government's Investor Education and Protection Fund (IEPF)	Will be transferred to IEPF on due date(s)
Claims for unpaid dividend	Can be claimed from ROC, Gujarat*	Cannot be claimed	Can be claimed from the Company, within the time limits provided in Table 2 given below.

Table – 2: Information in respect of unclaimed and unpaid dividends declared for 1999-2000 and thereafter

Financial Year ended	Date of declaration of dividend	Last date for claiming unpaid dividend
31.03.2000	28.09.2000	27.09.2007
31.03.2001	27.09.2001	26.09.2008
31.03.2002	27.09.2002	26.09.2009
31.03.2003	13.06.2003	12.06.2010
31.03.2004	12.06.2004	11.06.2011
31.03.2005	27.06.2005	26.06.2012
31.03.2006	25.05.2006	24.05.2013

* Shareholders who have not encashed their dividend warrant(s) relating to one or more of the financial year(s) up to and including 1994-95 are requested to claim such dividend from the ROC Bhavan, Opp. Rupal Park, Near Ankur Bus Stop, Naranpura, Ahmedabad 380 013, Tel No.: +91-079 - 2743 8531, Fax No.: +91-079 - 2743 8371, in Form II and Form III (as the case may be) of the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978. A specimen of the said Claim Form is enclosed. **(Annexure – 2)**

With a view to enable Shareholders to claim their unencashed dividend lying with the Company, the Company sends reminder letters to Shareholders at least twice every year.

C Payment of dividend through Electronic Clearing Service (ECS) facility

What is payment of dividend through ECS Facility and how does it operate?

Reserve Bank of India's Electronic Clearing Service (ECS) facility provides investors an option to collect dividend/interest directly through their bank accounts rather than receiving the same through post. Under this option, investor's bank account is directly credited and an advice thereof is issued by the Company after the transaction is effected. The concerned bank branch credits investor's account indicating the entry as 'ECS' in the passbook / statement of account. In case of multiple accounts, the dividend can be received in the account opted by the shareholder. The investor need not open a new bank account for the purpose.

What are the benefits of ECS facility?

Some of the major benefits of ECS Facility are

a. Instant credit to the bank account of the investor through electronic clearing at no extra cost.

b. Exposure to delays / loss in postal service avoided.

c. No chance for fraudulent encashment of warrants.

What is the procedure for availing ECS facility?

Investors holding shares in physical form may send their ECS Mandate Form, duly filled in, to Karvy. ECS Mandate Form is enclosed **(Annexure – 3)** for immediate use of investors. The Form may also be downloaded from the Company's website www.ipcl.co.in under the section "Investor Relations". The information provided will be kept confidential and would be utilized only for the purpose of effecting the payments. However, if shares are held in dematerialised form, ECS mandate has to be sent to the concerned Depository Participant (DP) directly, in the format prescribed by the DP. The mandate so given, may be withdrawn or changed by the shareholder by an advance notice of six weeks. ECS Facility is presently made available to the investors residing at 19 centres, viz., **Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Coimbatore, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna, Pune, Surat, Thiruvananthapuram and Vadodara.**

Why cannot the Company take on record the bank details in case of dematerialised shares?

As per the Depository Regulations, the Company is obliged to pay dividend on dematerialised shares, as per the details furnished by the concerned Depository. The Company is neither authorised nor able to make any change in the records received from the Depositories.

Can ECS facility be opted out by investors?

ECS would be an additional mode of payment. Investors would have the right to opt out from this mode of payment by giving an advance notice of six weeks either to Karvy/ Company or to the concerned DP, as the case may be.

VIII Dematerialisation/ Rematerialisation of Shares

What is dematerialisation of shares?

Dematerialisation (Demat) is the process by which securities (Shares/ Debentures) held in physical form evidencing the holding of securities by any person are cancelled and destroyed and the ownership thereof is entered into and retained in a fungible form on a depository by way of electronic balances. Demat facilitates paperless trading whereby securities transactions are executed electronically reducing / mitigating possibility of loss of related documents and / or fraudulent transactions.

Why dematerialise Shares?

1. **Trading in Compulsory Demat**

   Securities & Exchange Board of India (SEBI) has notified various companies whose shares shall be traded in demat form only. By virtue of such notification, the shares of the Company are also subject to compulsory trading in demat form on the Stock Exchanges.Trading in demat form is regulated by the Depositories Act, 1996 and is monitored by SEBI. The two depositories presently functioning in India are National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL).

2. **Benefits of Demat·**

   - Immediate transfer of shares;
   - No formal registration required;
   - No stamp duty applicable;
   - No additional holding/ transaction cost to Shareholders;
   - No requirement for approval of Board of Directors of the Company for transfers;
   - Quick settlements;
   - Shareholders need not worry about the space required for preserving the certificates in case of large holdings;
   - Avoidance of loss through loss in transit, theft, mutilation, forging of share certificates;
   - Elimination of bad deliveries;
   - Widely accepted for pledging against borrowings with lower interest rates;
   - SEBI Guidelines prescribe further issues in electronic mode only;
   - Facilitates the Company to determine entitlements easily and faster;
   - Details of investors are obtained from the Beneficiary Position (Benpos) and hence cannot be manipulated by the Company;
   - Dematerialised shares can be rematerialised or changed into physical form whenever the shareholders so wish;
   - No courier or postage charges;
   - Demat account can be enabled and disabled as desired by the investor;
   - Requirement of filling up transfer deed(s) and lodging/ despatching to the Company for transfer is dispensed with;
   - Faster payment on sale of shares;
   - Odd lots are not differentiated in the electronic system and can be sold/bought at the same rates as market lots.

How to dematerialise Shares?

The procedure for dematerialising shares is as under:

a) Open Beneficiary Account with a Depository Participant (DP) registered with SEBI.

b) Submit Demat Request Form (DRF) as given by the DP, duly signed by all the holders, with the names and signatures in the same order as appearing in the concerned Share Certificate(s) and Company records, alongwith requisite documentary proof and PAN details.

c) Obtain acknowledgement from the DP on handing over the share certificate(s).

d) Demat transfers are required to be completed in 21 days

as against 30 days (excluding time for despatch) for physical transfer (Service standard prescribed by the Company for completing demat is three days from the date of the receipt of requisite documents for the purpose).

e) Receive a confirmation statement of holdings from the DP. Statement of holdings is sent by the DPs from time to time. Presently, confirmation is given by DPs on an immediate basis through e-mail or SMS facilities, thus enabling shareholders to further trade in the securities immediately. Shareholders should not send the share certificate(s) / documents either to the Company or Karvy directly. Additional information on the matter, may be obtained from:

Demat Advisory Cell
Karvy Computershare Private Limited
"Karvy House"
46, Avenue 4, Street No. 1,
Banjara Hills
Hyderabad 500034, India
Tel. Nos.: +91-040-23320666/23320711/23323031/23323037
Fax No. : +91-040-23323058
e-mail: mailmanager@karvy.com

How to get dividend on dematerialised shares? Will such shareholders be eligible for receiving the Annual Report every year and also to attend the General Meetings?

Dividend of shareholders holding shares in dematerialised form (residing at 19 centres stated hereinabove) will be credited through ECS to the bank accounts as opted by them while opening the Beneficiary Accounts with the DP. In other cases dividend warrants will be despatched to them with the bank account details, as furnished by the Depositories, printed thereon. Holding shares in dematerialised form will not affect the rights of the shareholders. They, as members of the Company, will be entitled to receive Annual Report, attend General Meetings and participate and vote thereat to the extent of their entitlement.

Is pledge of dematerialised shares possible?

Dematerialised shares can be pledged for the purpose of availing of any funding / loan arrangements with a bank.

Rematerialisation of Shares

What is rematerialisation of shares

It is the process through which shares held in dematerialised form in a depository are converted into physical form in the form of Share Certificate(s).

What is the procedure for rematerialisation of shares?

a) Shareholders should submit duly filled in Rematerialisation Request Form (RRF) to the concerned DP.

b) DP intimates the relevant Depository of the request through the system.

c) DP submits RRF to Karvy.

d) Depository confirms rematerialisation request to Karvy.

e) Karvy updates accounts and prints certificates and informs the Depository.

f) Depository updates the Beneficiary Account of the shareholder by deleting the shares so rematerialised .

g) Karvy despatches share certificate(s) to the shareholder.

IX Nomination Facility

What is nomination facility and to whom it is more useful? What is the procedure of appointing a nominee?

Section 109A of the Companies Act, 1956 provides the facility of nomination to share / debentureholders. This facility is mainly useful for individuals holding shares / debentures in sole name. In the case of joint holding of shares / debentures by individuals, nomination will be effective only in the event of the death of all joint holders. Investors, especially those who are holding shares / debentures in single name, are advised to avail the nomination facility by submitting the prescribed Form 2B to Karvy/Company. Form 2B is enclosed (**Annexure - 4**) for immediate use of investors. Form 2B may also be downloaded from the Company's website, www.ipcl.co.in under the section "Investor Relations".

Who can appoint a nominee and who can be appointed as a nominee?

Individual Shareholders holding the shares/debentures in single name or joint names can appoint a nominee. While an individual can be appointed as a nominee, a trust, society, body corporate, partnership firm, Karta of HUF or a power of attorney holder will not be nominee(s). Minors can, however, be appointed as nominees.

Can a Non Resident Indian (NRI) nominate ?

Yes, Non Resident Indian (NRI) can nominate. But, the power of attorney holder cannot nominate on behalf of NRI.

Can a NRI be a nominee?

NRI can be a nominee subject to Reserve Bank of India's permission as applicable.

Is nomination facility available for shares held in dematerialised form?

Yes, nomination facility is available for shares held in dematerialised form. If shares / debentures are held in dematerialised form, nomination has to be registered with the concerned DP directly, as per the format prescribed by the DP.

Can separate nomination be made for each security held in a depository account?

No, separate nomination cannot be made for each security. Nomination can be made account wise and not security wise.

What rights are conferred on the nominee and how he can exercise the same?

The nominee is entitled to all the rights of the deceased shareholder to the exclusion of all other persons. In the event of death of shareholder, all the rights of the shareholder shall vest in the nominee. In case of joint holding, all the rights shall vest in the nominee only in the event of death of all the joint holders. The nominee is required to apply to the Company by reporting the death of the nominator alongwith the attested copy of the death certificate.The nominee has an option to decide to register himself as a Shareholder or he could send an application to have the shares transferred to any other person to whom the nominator could have otherwise transferred the shares. If the nominee opts to transfer the shares to a third party, he should submit to Karvy, the transfer deed(s) duly stamped and executed accompanied by the relevant certificate(s) and other documentary proof(s).

What is the right of the nominee in the event of transfer / sale of shares by the registered holder after making the nomination ?

In the event of transfer / sale of shares by the holder / jointholders, nomination gets automatically cancelled.

How to avail nomination facility for more than one folio?

There can be only one nomination for one folio. In case of more than one folio, separate nominations will have to be registered for every Folio.

Can nomination be made for partly paid-up shares?

Yes, nomination can be made for partly paid up shares also.

Can a nomination once made be revoked/cancelled/varied?

Yes, it is possible to revoke/cancel or vary a nomination as per the discretion of the nominator. If nomination is made by joint holders, and one of the joint holder dies, the remaining joint holder(s) can make a fresh nomination by revoking the existing nomination.

Are joint holders deemed to be nominees to the shares?

Joint holders are not nominees; they are joint holders of the relevant shares having joint rights on the same. In the event of death of any one of the joint holders, the surviving joint holder(s) of the shares is/are the only person(s) recognised under law as holder(s) of the shares.

X Other related matters

Change of Address

What is the procedure to get change in address registered in the Company's records?

Shareholders holding shares in physical form, may send a request letter duly signed by all the shareholders furnishing the complete new address including the PIN Code to Karvy/Company. Shareholders are also requested to quote their folio number and furnish proof such as attested copies of Ration Card/PAN Card/ Passport/ Latest Electricity or Telephone Bill/Lease Agreement etc. If shares are held in dematerialised form, information about change in address, should be sent to the concerned DP.

Can there be multiple addresses for a single folio?

No. There can only be one registered address for one folio.

Change of Name

What is the procedure for registering change of name of shareholder?

Shareholders may request Karvy for effecting change of name in the records of the Company and the share certificate(s). Shareholders are requested to apply in writing enclosing the original share certificate(s), copy of the supporting document like marriage certificate, court order, a copy of notification in Official gazette or a newspaper etc. Karvy, after due verification, will effect the change of name and send the share certificate(s) in the new name of the shareholders. shareholders holding shares in demat form, may write to the concerned DP in the prescribed format alongwith requisite documentary proof to update their details.

What is the procedure for authorising any other person to deal in the shares of the Company?

Shareholders need to execute a Power of Attorney in favour of the concerned person and submit a notarised copy of the same to Karvy. After scrutiny of the documents, Karvy shall register the Power of Attorney and inform the details of the registration to the concerned Shareholder.

Change of status from minor to major

How can the change of status from minor to major be effected ?

When there is a change of status from minor to major proof of age (such as Certificate of Birth or School Leaving Certificate) is required to be sent to Karvy/ Company for effecting the necessary change in the records of the Company.

XI Shareholders' General Rights

- To receive the share certificates, on allotment or transfer, as applicable within the prescribed time.
- To receive not less than 21 clear days notice of general meetings unless consented for a shorter notice.
- To receive notice and forms for Postal Ballot in terms of the provisions of the Companies Act, 1956 and the Companies(Passing of Resolutions by Postal Ballot) Rules, 2001.
- To receive copies of Balance Sheet and Profit and Loss Account alongwith all annexures / attachments (generally known as Annual Report).

- To participate and vote at general meetings either personally or through proxy (proxy can vote only in case of a poll).
- To receive dividends and other corporate benefits like bonus shares, rights issue etc. on it being duly approved.
- To demand poll on any resolution at a general meeting in accordance with the provisions of the Companies Act, 1956.
- To inspect statutory registers and the minute books of the General Meetings and to receive copies thereof and other documents as permitted under law.

XII Duties/Responsibilities of Shareholders

- To be informed on the corporate developments, company specific information and take informed investment decision(s).
- To be aware of relevant statutory provisions and ensure effective compliance there with.
- Not to indulge in fraudulent and unfair trading in securities nor to act upon any unpublished price sensitive information.
- To participate effectively in the proceedings of shareholders' meetings.
- To respond to communications seeking shareholders' approval through Postal Ballot.
- To respond to communications of SEBI / Depository / Depository Participant / Brokers / Sub-brokers / Other Intermediaries / Company, seeking investor feedback / comments.

XIII General Safeguards

In pursuit of the Company's objective to mitigate / avoid risks while dealing with securities and related matters, the following are certain general safeguards suggested for investors to follow:

- Folio number (Client ID and DP ID in respect of dematerialised securities) should not be disclosed to unknown persons. Signed blank transfer deeds (delivery instruction slips in respect of dematerialised shares) should not be given to unknown persons.
- Off-market deals and dealings with / through unregistered intermediaries should be avoided. It exposes investor to the counter-party risk.
- Demat account should not be kept dormant for long; periodic statement of holdings should be obtained from the concerned DP and holdings verified.
- Correspondence containing certificates of securities and high value dividend / interest warrants / cheques / demand drafts should not be sent by ordinary post.
- A valid Contract Note / Confirmation Memo should be obtained from the broker / sub-broker, within 24 hours of execution of the trade and it should be ensured that the Contract Note / Confirmation Memo contains order number, trade number, trade time, quantity, price and brokerage.
- Investors should restrain themselves from indulging in insider trading and fraudulent trading practices.
- Investors should convert their physical holdings of securities into demat holdings.

XIV Information Regarding Tax on Dividend and Sale of Shares

The provisions relating to tax on dividend and sale of shares are provided for ready reference of shareholders:

- No tax is payable by shareholders on dividend. However the Company is required to pay dividend tax @12.5% and surcharge @10%, together with education cess @ 2%.
- Short Term Capital Gains (STCG) tax is payable @ 10% and surcharge (@ 10% above income level of Rs. 10 Lakh) together with education cess @ 2%, by the shareholders in case shares are sold within 12 months from the date of purchase.
- No Long Term Capital Gains (LTCG) tax is payable on sale of shares, if it is through a recognized stock exchange.
- Securities Transaction Tax (STT), is payable as under:
- @ 0.125% (w.e.f. June 1, 2006) on both the purchaser and the seller in respect of delivery based transactions.
- @ 0.017% (w.e.f. June 1, 2006) on the seller in respect of derivatives.
- @ 0.025% (w.e.f. June 1, 2006) on the sale in respect of transactions in securities not being settled by actual delivery.

XV Permanent Account Number

Quoting of PAN has been made mandatory for all categories of demat account holders in respect of all demat accounts that are opened on or after 1.04.2006. In respect of the existing accounts, from 01.01.2007, the account holder(s) will not be allowed to operate the account until he/it/they submit a photocopy of his/their PAN card. Further, in accordance with the Income Tax Act, 1961, quoting the PAN is mandatory in respect of investment of Rs. 50,000 or more in any IPO or debentures of any Company, Fixed Deposit, Mutual Fund etc.

XVI Initiatives Taken by the Company

Setting New Benchmarks in Investor Service

The service standards that have been set by the Company for various investor related transactions / activities are as follows:

(A) Registrations			(B) Correspondence		
Sr. No.	Particulars	Service Standards (No. of working days)	Sr. No.	Particulars	Service Standards (No. of working days)
				Queries / Complaints	
1	Transfer	7	1	Non-receipt of Annual Reports	2
2	Transmission	4	2	Non-receipt of Dividend Warrants	4
3	Transposition	4	3	Non-receipt of Interest/Redemption Warrants	4
4	Deletion of Name	3	4	Non-receipt of Certificate(s)	2
5	Folio Consolidation	3		**Event Related**	
6	Change of Name	3	1	TDS certificate related	2
7	Demat	3	2	Allotment / call money	4
8	Remat	3	3	Others	2
9	Issue of Duplicate Share Certificate(s)	35		**Requests**	
10	Replacement	3	1	Change of Address	2
11	Certificate Consolidation	3	2	Revalidation of Dividend Warrants	3
12	Certificate Split	3	3	Revalidation of Redemption Warrants	3
			4	Bank Mandate / Details	2
			5	Nomination	2
			6	Power of Attorney	2
			7	Multiple Queries	4
			8	IEPF Letters	3

Undelivered Share Certificates & Warrants

The Company with the help of Karvy has been engaged in a continuous exercise of tracking investors who could not be reached at their registered address.

Consolidation of Folios

The Company has initiated a unique investor servicing measure for consolidation of small holdings within the same household. In terms of this, **those shareholders holding less than 10 shares (under a single folio) in the Company, within the same household, can send such shares for transfer alongwith transfer forms duly filled up and signed, free of cost; the stamp duty involved in such cases will be borne by the Company.**

XVII Relevant Contact Details for Shareholders

Depositories

National Securities Depository Limited
Trade World, A Wing, 4th Floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013
Tel. No. : +91 22 2499 4200
Fax No. : +91 22 2497 2993 / 2497 6351
e-mail: info@nsdl.co.in
website: www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th Floor, Dalal Street
Mumbai 400 023
Tel. No. : +91 22 2272 3333
Fax No. : +91 22 2272 3199 / 2272 2072
e-mail: investors@cdslindia.com
website: www.cdslindia.com

Bombay Stock Exchange Limited (BSE)
Phrioze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 001
Tel +91 22 2272 1233 / 4
Fax +91 22 2272 1919
e-mail: isc@bseindia.com
website: www.bseindia.com

The National Stock Exchange of India Limited (NSE)
"Exchange Plaza"
Plot No. C/1, "G" Block
Bandra-Kurla Complex, Bandra (E),
Mumbai 400 051
Tel +91 22 2659 8100 / 8114
Fax +91 22 2659 8120
e-mail: ignse@nse.co.in
website: www.nseindia.com

Registrars and Transfer Agent

Karvy Computershare Private Limited
46, Avenue 4, Street No. 1 Banjara Hills
Hyderabad 500 034 India
Tel. No. : +91 40 2332 0666 / 2332 0711 / 2332 3031/2332 3037
Fax No. : +91 040 2332 3058
e-mail: mailmanager@karvy.com

Registrar of Companies, Gujarat
ROC Bhavan, Opp. Rupal Park,
Near Ankur Bus Stop
Naranpura, Ahmedabad 380 013
Tel No.: +91-079 - 2743 8531
Fax No.: +91-079 - 2743 8371
e-mail: roc_ahm@sb.nic.in

Securities and Exchange Board of India
Mittal Court, 'B' Wing,
1st Floor, 224, Nariman Point,
Mumbai 400 021
Tel +91 22 2285 0451 - 56 / 2288 0962 - 70
Fax +91 22 2204 5633 / 2202 1073
e-mail: iggc@sebi.gov.in
website: www.sebi.gov.in

Securities and Exchange Board of India Office of Investor Assistance and Education :
Exchange Plaza, Wing II,
4th Floor, Bandra-Kurla Complex,
Bandra (E), Mumbai 400 051
Tel No.: +91-22-2659 8510-13 / 2659 8526 - 27
Fax No.: +91-22-2659 8514 / 18
e-mail : iggc@sebi.gov.in
website : www.sebi.gov.in

General Shareholder Information covering, *inter alia*, listing details, stock market data, the Company's share price performance etc. is provided in Report on Corporate Governance forming part of the Annual Report.

Note:
The terms 'shareholders' and 'investors' have been used interchangeably.

The contents of this Referencer are for the purpose of general information of readers; for full particulars / provisions, readers are advised to refer to the relevant Acts / Rules / Regulations / Guidelines / Clarifications.

Shareholders are requested to give their feedback on the investor service and Annual Report of the Company, in the Member's Feedback Form attached as Annexure-5.

Annexure 1

List of Investor Service Centres of Karvy Computershare Private Limited

City / Centre	STD Code	Phone - Office	Fax Nos.	E-Mail ID
AGRA	0562	2526660 to 63	2526663	sandeepagar@karvy.com, ksblagra@karvy.com
AHMEDABAD	079	26420422 / 26400527 / 28	26565551	ahmedabad@karvy.com
ALIGARH	0571	2509106 to 08	2429272	aligarh@karvy.com; ksblaligarh@karvy.com
ALLAHABAD	0532	2561073 to 74	2561073	pradeept@karvy.com, ksblallahabad@karvy.com
ANANTAPUR	08554	249601 / 249607 / 249608	~	lrajesh@karvy.com, ksblanantpur@karvy.com
ANKLESHWAR	02646	243291 / 243292 / 243392 / 243955	~	hiren.soni@karvy.com, ksblankleshwar@karvy.com
AURANGABAD	0240	2363517 / 23 / 24 / 30	~	shaileshn@karvy.com, ksblabad@karvy.com
BANGALORE	080	26621192 / 26621193	26621169	ramapriyanpb@karvy.com
BAREILLY	0581	~	2476797	avitabh@karvy.com, ksblbareilly@karvy.com
BELGAUM	0831	2402544 / 2402722 / 2402880	2402933	ksblbelgaum@karvy.com
BELLARY	08392	254531, 254532	254533	vijayendra@karvy.com, ksblbellary@karvy.com
BHARUCH	02642	242082 / 242394 / 241546	~	hiren.soni@karvy.com, ksblbharuch@karvy.com
BHAVNAGAR	0278	2525005 / 2525006	~	manish.jain@karvy.com, bhavnagar@karvy.com
BHIMAVARAM	08816	231766 / 67 / 68 / 69	~	ppvarma@karvy.com, ksblbvaram@karvy.com
BHOPAL	0755	2559332, 2559337, 2574569, 2574589, 2574731	2760890	ashutosh.dwivedi@karvy.com, ksblbhopal@karvy.com
BHUBANESHWAR	0674	2547531 to 34, 2547382	2511012	ksblbbsr@karvy.com
CALICUT	0495	2760882, 2760884	~	bijesh@karvy.com, ksblcalicut@karvy.com
CHANDIGARH	0172	5071726, 5071727, 5071728, 5079702	~	sanjay@karvy.com, chandigarh@karvy.com
CHENNAI	044	28153445, 28151034, 28153658	28153181	sraja@karvy.com, ksblmadras@karvy.com
CHILAKALURIPET	08647	257501	257502	ksblchpet@karvy.com
COIMBATORE	0422	2237501 to 506, 2231387, 2237990	~	sm@karvy.com, coimbatore@karvy.com
CUTTACK	0671	2335187, 3110827, 3109972	~	debasis@karvy.com, ksblcuttack@karvy.com
DEHRADUN	0135	2713351, 2714046, 2714047	2714047	abhishek@karvy.com, ksbldehradun@karvy.com
DINDIGUL	0451	2436077, 2436177	~	dindigul@karvy.com
DURGAPUR	0343	2586375 to 77	~	jagdish@karvy.com, ksbldurgapur@karvy.com
ELURU	08812	227851 / 52 / 54	~	ksbleluru@karvy.com
ERODE	0424	2225603, 225615, 2225616, 2225617, 2225624	~	erode@karvy.com
GHAZIABAD	0120	2701886, 2701891	~	shailendra@karvy.com, ksblghaziabad@karvy.com
GOBICHETTIPALAYAM	04285	226275, 226276	~	gobi@karvy.com
GORAKHPUR	0551	2333825, 2333814	2346519	abhinav@karvy.com, ksblgorakhpur@karvy.com
GUNTUR	0863	2326684 / 2326686	2326687	ssrikanth@karvy.com, ksblguntur@karvy.com
HALDIA	03224	276755 to 57	~	joshiss@karvy.com, ksblhaldia@karvy.com
HUBLI	0836	2353962, 2353974, 2353975	2353961	basavarajhirur@karvy.com, hubli@karvy.com
HYDERABAD	040	23312454 / 23320251	23312946	irchyd@karvy.com
INDORE	0731	5069891, 5069892, 5069893	5069894	pmungre@karvy.com
JAIPUR	0141	2375099, 2363321, 2375039	2364660	mbmaheshwari@karvy.com, ksbljaipur@karvy.com
JAMNAGAR	0288	2557862 to 65	~	jamnagar@karvy.com
JAMSHEDPUR	0657	2487020, 2487045, 2487048	~	jamshedpur@karvy.com, ksbljamshedpur@karvy.com
JUNAGADH	0285	2624154 / 2624140 / 2624125	~	junagadh@karvy.com
KAKINADA	0884	2387382 / 2387383	2387381	vvrao@karvy.com, ksblkakinada@karvy.com
KANPUR	0512	2330127, 2331445, 3092333, 3096000	2558334	prashant@karvy.com, ksblkanpur@karvy.com
KARAIKUDI	04565	237192, 237193	~	karaikudi@karvy.com
KARUR	04324	241892, 241893, 241894	241891	karur@karvy.com

KOCHI	0484	2310884, 2322152	2323104	rganesan@karvy.com, ksblcochin@karvy.com
KOLKATA	033	24634787 to 89, 24647231, 24647232, 24644891	24644866, 24634787	alokc@karvy.com, ksblcalcutta@karvy.com
LUCKNOW	0522	2236820 to 26	2236826	nitinsaxena@karvy.com, adminlucknow@karvy.com
MADURAI	0452	2350855, 2350852 to 854	2350856	madurai@karvy.com, ksblmadurai@karvy.com
MANGALORE	0824	2492302, 2496332, 2492901	2496352	cshetty@karvy.com, mangalore@karvy.com
MATTANCHERRY	0484	2223243	–	kparthasarathy@karvy.com, ksblmattancherry@karvy.com
MUMBAI	022	26730799 / 843 / 311 / 867 / 153 / 292	26730152	pbamlani@karvy.com, mumbaiandheri@karvy.com
MUMBAI	022	30325600, 30325624, 30325645	2285731	francisjf@karvy.com
MYSORE	0821	2524292, 2524294	2524293	vasanthank@karvy.com, mysore@karvy.com
NADIAD	0268	2563210 / 2563245 / 2563248	–	nadiad@karvy.com
NASIK	0253	2577811, 5602542, 5602543, 5602544	–	nabriyad@karvy.com
NELLORE	0861	2349935 / 2349936 / 2349937	2349939	chandramohan@karvy.com, ksblnellore@karvy.com
NEW DELHI	011	23324401 / 23353835 / 981	23324621	sakulpuri@karvy.com, ksbldelhi@karvy.com
PALGHAT	0491	2547143	–	palghat@karvy.com
PANJIM	0832	2426870, 2426871, 2426872	2426873	rajeshpatki@karvy.com, ksblpanajim@karvy.com
PATNA	0612	2321355 / 56	–	sanjayn@karvy.com, ksblpatna@karvy.com
PONDICHERRY	0413	2220636, 2220640	2220659	vipul@karvy.com, ksblpondicherry@karvy.com
PRODDATUR	08564	250822 / 250823 / 250824	–	viswam@karvy.com, ksblproddatur@karvy.com
PUNE	020	4048790	25456842	anandjaju@karvy.com, pune@karvy.com
RAJAHMUNDRY	0883	2434468 / 2434469	2434471	gv@karvy.com; ksblrjm@karvy.com
RAJKOT	0281	2239403 / 2239404 / 2239338 / 2294316	–	manish.jain@karvy.com, rajkot@karvy.com
RANCHI	0651	2330386, 2330394, 2330320	–	ranchi@karvy.com, ksblranchi@karvy.com
RENUKOOT	05446	254201	–	renukoot@karvy.com
ROURKELA	0661	2510771, 2510772	–	nmohanty@karvy.com, rourkela@karvy.com
SALEM	0427	2335700 to 704	2335705	salem@karvy.com
SHIMOGA	08182	228795, 228796, 227485	2226747	shimoga@karvy.com, ksblshimoga@karvy.com
SURAT	0261	8357356 / 8351976 / 8369928	8368693	surat@karvy.com, ksblsurat@karvy.com
TANJORE	04362	279407, 279408	–	tanjore@karvy.com
THENI	04546	261285, 261108	–	jaya@karvy.com, theni@karvy.com
TIRUPATI	0877	2252756	–	venkatreddy@karvy.com, ksbltirupati@karvy.com
TIRUPUR	0421	2205865, 5330158	–	tirupur@karvy.com
TRICHUR	0487	2322483, 2322484	–	josephka@karvy.com
TRICHY	0431	2798200, 2791000	2794132	trichy@karvy.com
TRIVANDRUM	0471	2725987, 2725989 to 991	2725987	csjoy@karvy.com, ksbltvm@karvy.com
TUMKUR	0816	2261891, 2261892, 2261893	–	somnath@karvy.com, tumkur@karvy.com
UDUPI	0820	2530962, 2530963, 2530964	–	ksbludupi@karvy.com, udupi@karvy.com
VADODARA	0265	2225325 / 2225389	2363207	shoban@karvy.com, ksblbaroda@karvy.com
VALLABH-VIDHYANAGAR	02692	248980, 248873	–	mukesh.patel@karvy.com, vvnagar@karvy.com
VARANASI	0542	2225365, 2223814	2223814	ashutosh@karvy.com, ksblvaranasi@karvy.com
VIJAYAWADA	0866	2495200 / 400 / 500 / 600 / 700 / 800	2495300	cchrao@karvy.com, vijayawada@karvy.com
VISHAKAPATNAM	0891	2752915 to 18	2752915 - 18	ysrinivas@karvy.com, ksblvizag@karvy.com
VISHAKAPATNAM - GAJUWAKA	0891	2511685, 2511686	–	prasad@karvy.com, ksblgajuwaka@karvy.com

Annexure 2

FORM II
[See Rule 6(i)]
PART 'A'

Application to the Central Government for an order for payment of the dividend amount out of the General Revenue Account of the Central Government pursuant to section 205B of the Companies Act, 1956.

1. Name of the applicant :
2. Postal address of the applicant :
3. Name, registration number and registered address of the company from which the amount is due. : Indian Petrochemicals Corporation Limited, Regn. No. 04-1569, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat
4. Number of shares held :
   - (i) Preference shares (with distinctive numbers)
   - (ii) Equity shares (with distinctive numbers)
5. Financial year to which the dividend relates. :
6. Amount due :
   - (i) On Preference Shares :
   - (ii) On Equity Shares :
   - (iii) Interest, if any, payable to him pursuant to sub-section (4) of Section 205A of the Act, and :
   - (iv) Total of (*i*), (*ii*) and (*iii*) above :
7. Reasons for non-receipt of the amount from the Company. :

Place :

Date :

(Signature of the applicant or a person holding a power of attorney from the applicant)

Received from the Registrar of Companies, Gujarat at Ahmedabad the sum of Rs. ____________ (Rupees (in words) ________________________________) being the amount payable to me/us from the General Revenue Account of the Central Government as unclaimed or unpaid dividend (which was originally) due from M/s. Indian Petrochemicals Corporation Limited .

1. Signature of witness with name, date, address and occupation

Signature of the claimant with name, date, address andoccupation (on revenue stamp of Re. 1, if the claim is for Rs. 500/- or more)

2. Signature of witness, with name, date, address and occupation

Cut here



Notes:
1. Indemnity Bond should be furnished on non-judicial stamp paper of the requisite value, in case the claim exceeds Rs.2500/-.
2. In the case of deceased shareholder, the legal representative(s) of the deceased shareholder, who is (are) preferring the claim, is(are) required to furnish succession certificate/probate/letters of administration. In case the shares have been transmitted in the name of the claimant, a certificate in this behalf from the company be furnished.
3. Dividend warrant or a photocopy of the share certificate should be furnished.
4. Separate applications should be made for claims in respect of each company.

PART 'B'

Payment Order by the Registrar

Classification "068-Miscellaneous General Services-Unpaid dividends of Companies – Deduct Refunds."

Certified that the amount claimed, namely Rs. ____________ has actually been deposited by the company to the General Revenue Account of the CentralGovernment under Major Head "068 Miscellaneous General Services – Unpaid Dividends of Companies" on _________ (date). Necessary note for refund has been kept in the accounts maintained by me.

____

(Registrar)

Passed for payment for Rs. _________________ in favour of Shri ____________________________. The cheque/demand draft may please be issued in favour of Shri ______________________.________

Registrar)

FORM III

[See Rule 6(3)]

Form of Indemnity Bond

To

Registrar of Companies, Gujarat

ROC Bhavan, Opp. Rupal Park

Near Ankur Bus Stop

Naranpura

Ahmedabad - 380 013

In consideration of your agreeing to pay me/us the sum of Rs.__________(Rupees ____) only, being the amount due to me/us on dividend for the year(s)________________ from Indian Petrochemicals Corporation Limited, Vadodara, out of the General Revenue Account of the Central Government. I, ______________________________________son/daughter/ wife of Mr. / Mrs.____________________ do hereby agree to indemnify you to the extent of any claim not exceeding the amount herein before mentioned which may be preferred against you, and which you may have to lawfully discharge.

(Signature)

Place:______________

Date:______________

Witnesses:-

1. ________________

(Signature) :

Address : ____

2. ________________

(Signature) :

Address : ____

Annexure 3

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORM

To
Karvy Computershare Private Limited
Unit : IPCL
46, Avenue 4, Street No. 1, Banjara Hills
Hyderabad 500 034

Dear Sirs,

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND / INTEREST

Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY.

For shares held in physical form

Master Folio No. [ ][ ][ ][ ][ ][ ][ ][ ]

—FOR OFFICE USE ONLY—

ECS Ref. No. [ ]

For shares held in electronic form

DP ID [ ][ ][ ][ ][ ][ ][ ][ ]

Client ID [ ][ ][ ][ ][ ][ ][ ][ ]

Name of Sole / First holder	
Bank name	
Branch name	
Branch code	[ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ] (9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a Xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch name and code number.

Account type Please TICK ✓ wherever applicable. → Savings [ ] Current [ ] Cash Credit [ ]

A/c No. (as appearing In the cheque book) → [ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ]

Effective date of this mandate → [ ][ ][ ][ ][ ][ ][ ][ ]

I, hereby declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, the Company/Karvy Computershare Private Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Indian Petrochemicals Corporation Limited.

I further undertake to inform the Company any change in my Bank/branch and account number.


Cut here

____
(Signature of Sole / First holder)

Date: ____________

Note:

1. Whenever the shares in the given folio are entirely dematerialised, then this ECS mandate form will stand rescinded.

Annexure 4

Form 2B (Nomination)

[To be filled in by individual(s)]

To,	From	Name of the shareholder and address
Indian Petrochemicals Corporation Limited C/o. Karvy Computershare Private Limited 46, Avenue 4, Street No. 1, Banjara Hills Hyderabad 500 034		
	Folio No.	
	No. of Shares	

I am/We are holder(s) of Shares of the Company as mentioned above. I/We nominate the following person in whom all rights of transfer and/or amount payable in respect of Equity Shares shall vest in the event of my/our death.

Nominee's name				**Age**			
To be furnished in case the nominee is a minor		Date of Birth					
Guardian's Name & Address*							
Occupation of Nominee (✓)	1. Service		2. Business		3. Student		4. Household
	5. Professional		6. Farmer		7. Others		
Nominee's Address							
				Pin Code			
Telephone No.				Fax No.			
Email Address				STD Code			
Specimen signature of Nominee / Guardian (in case nominee is a minor)							

*To be filled in case nominee is a minor

Kindly take the aforesaid details on record.
Thanking you,
Yours faithfully,

Date................................

Name(s) of equity shareholder(s) {as appearing on the Certificate(s)}		Signature (as per specimen with Company)
Sole/1st holder (Name & Address)		
2nd holder		
3rd holder		
4th holder		

Witnesses (two)		
	Name and Address of Witness	Signature & Date
1.		
2.		


Cut here

INSTRUCTIONS :

1. Please read the instructions given below very carefully and follow the same to the letter. If the form is not filled as per instructions, the same will be rejected.
2. The nomination can be made by individuals only, applying/holding shares on their own behalf singly or jointly. Non individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, holder of power of attorney cannot nominate. If the Shares are held jointly all joint holders shall sign (as per the specimen registered with the Company) the nomination form.
3. A minor can be nominated by a holder of Shares and in that event the name and address of the Guardian shall be given by the holder.
4. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family, or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.
5. Nomination stands rescinded upon transfer of share(s).
6. Transfer of Shares in favour of a nominee and repayment of amount to nominee shall be a valid discharge by a Company against the legal heir(s).
7. Only one person can be nominated for a given folio.
8. Details of all holders in a folio need to be filled; else the request will be rejected.
9. The nomination will be registered only when it is complete in all respects including the signature of (a) all registered holders (as per specimen lodged with the Company) and (b) the nominee.
10. Whenever the Shares in the given folio are entirely transferred or dematerialized, then this nomination will stand rescinded.
11. Upon receipt of a duly executed nomination form, the Registrars and Transfer Agents of the Company will register the form and allot a registration number. The registration number and folio no. should be quoted by the nominee in all future correspondence.
12. The nomination can be varied or cancelled by executing fresh nomination form.
13. The Company will not entertain any claims other than those of a registered nominee, unless so directed by a Court.
14. The intimation regarding nomination / nomination form shall be filed in duplicate with the Registrars and Transfer Agents of the Company who will return one copy thereof to the Shareholders.
15. For shares held in dematerialised mode nomination is required to be filed with Depository Participant in their prescribed form.

FOR OFFICE USE ONLY
Nomination Registration Number
Date of Registration
Checked by (Name and Signature)



Annexure 5

INDIAN PETROCHEMICALS CORPORATION LIMITED

Members' Feedback Form 2005-2006

Name : .... e-mail id : ....

Address : ....

DP ID No. : ....

Client ID No. : ....

Folio No. : ....
(in case of physical holding)

No. of equity shares held : ....
(the period for which held)

Signature of member

Please rate on a 5 point scale of 1 to 5

1. Excellent	2. Very Good	3. Good	4. Satisfactory	5. Unsatisfactory	1	2	3	4	5
Directors' Report and Management's Discussion and Analysis			Contents						
			Presentation						
Report on Corporate Governance			Contents						
			Presentation						
Shareholders' Referencer			Contents						
			Presentation						
Quality of Financial and non- financial information in the Annual Report			Contents						
			Presentation						
Information on Company's Website			Contents						
			Presentation						
INVESTOR SERVICES									
Turnaround time for response to shareholder query and quality of response									
Timely receipt of Annual Report									
Timely receipt of dividend warrants / payment through ECS									
Promptness in confirming share transfers / transmissions									
Promptness in issue of duplicate share certificates									
Promptness in confirming demat / remat requests									
Overall rating									

Would you like to convert the shares held in physical mode, if any, to electronic mode? ....

Views/Suggestions for improvement, if any ....

....

....

Centre-fold → ← Centre-fold

Cut here

BUSINESS REPLY ENVELOPE

Postage will be paid by the Addressee

Business Reply Permit No.
MBI-S-1335
Nariman Point - P. O.
Mumbai - 400 021

No postage stamp necessary if posted in INDIA

To,
Ms. Shashikala Rao
Company Secretary
Indian Petrochemicals Corporation Limited
Air India Building, 19th Floor,
Nariman Point, Mumbai - 400 021

Fold



ATTENDANCE SLIP

INDIAN PETROCHEMICALS CORPORATION LIMITED

Registered Office : P. O. Petrochemicals, Dist : Vadodara - 391 346

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP Id*	
Client Id*	

Master Folio No.	
No. of Shares	

NAME AND ADDRESS OF THE SHAREHOLDER

I hereby record my presence at the 37th ANNUAL GENERAL MEETING of the Company held on **Saturday, December 2, 2006 at 2.00 p.m.** at the Company's R & D Auditorium, P. O. Petrochemicals, Vadodara - 391346, Gujarat.

*Applicable for investors holding shares in dematerialised form.

Signature of the shareholder / proxy



PROXY FORM

INDIAN PETROCHEMICALS CORPORATION LIMITED

Registered Office : P. O. Petrochemicals, Dist : Vadodara - 391 346

DP Id*	
Client Id*	

Master Folio No.	
No. of Shares	

I/We .... of
.... being a member/members of Indian Petrochemicals Corporation Limited hereby appoint ....of
.... or failing him
.... of ....

as my/our proxy to vote for me/us and on my/our behalf at the 37th ANNUAL GENERAL MEETING of the Company to be held on **Saturday, December 2, 2006 at 2.00 p.m.** or at any adjournment thereof.

Signed this .... day of .... 2006.

Affix a 15 paise revenue stamp

* Applicable for investors holding shares in dematerialised form.

NOTE: (1) The proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

(2) Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.

Cut here



IPCL, the pioneer petrochemical company of India since 1969, set new trends in the use of petrochemicals in all walks of life. IPCL steered the nation into a new era through development. We disseminated nuances of petrochemical business, developed entrepreneurs, markets and a national talent pool. With nine manufacturing locations inclusive of three petrochemical complexes in India, we produce nearly two million tonnes of products. Dynamic, forging ahead from strength to strength, IPCL balances business with the environment, the economy, stakeholders and the people at large.

We have imbibed new mantras for growth, growing through acquisition. The company has metamorphosed from "Navratna" to "Business Superbrand" and is now undergoing "Nav Nirman".

Over three decades of business expertise and seamlessly integrated aligned and shared vision with Reliance makes IPCL competently "Engineered for Growth".

Licensed to post the Annual Report
without prepayment of postage
under License No.
MH/MR/Tempy WPP-02/06

BOOK-POST

If undelivered, please return to:
Karvy Computershare Private Limited
Unit: Indian Petrochemicals Corporation Limited
46, Avenue 4, Street No. 1
Banjara Hills, Hyderabad-500 034.India

